

Mondelēz International

Notice of 2022 Annual Meeting of Shareholders and Annual Proxy Statement















Cadbury
DAIRY MILK
MILK CHOCOLATE COKLAT SUSU
THE CLASSIC CREAMY TASTE
100% SUSTAINABLY SOURCED COCOA
NABISCO
Real Chocolate Chip Cookies
Chips Ahoy!
ORIGINAL
4 COOKIES
210 CALORIES PER PACK
NET WT 1.55 OZ (44g)
CÔTE D'OR
SINCE 1883
LAIT
NOISETTES ENTIÈRES
COCOA LIFE
7 DAYS



At-A-Glance

2021 Overview

$28.7B
Net Revenues

~79K
Employees

150+
Countries

NET REVENUES BY REGION

North America 28.9%

Europe 38.8%

Latin America 9.8%

AMEA 22.5%



NET REVENUES BY CATEGORY



Cheese & Grocery 7%

Beverages 4%

Gum & Candy 10%

$28.7B
2021 NET REVENUES

Chocolate 32%

Biscuits 47%

Our Brands

We aim to deliver a broad range of delicious, high-quality snacks that nourish life's moments, made with more sustainable ingredients and packaging that more consumers can feel good about. Our portfolio includes snacking brands such as *Cadbury*, *Milka* and *Toblerone* chocolate; *Oreo*, *belVita* and *LU* biscuits; *Halls* candy; *Trident* gum and *Tang* powdered beverages.



Global Brands and Local Jewels

Below are just a few of our brands that our consumers enjoy around the world



LETTER FROM OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER

April 6, 2022



Dirk Van de Put
Chairman & CEO

> **"We're confident that the strength of our brands, our proven strategy, our continued investments, and our multi-faceted ESG agenda position us well to deliver sustainable growth and value creation for years to come."**

Dear Fellow Shareholders,

I planned to open my letter with reflections on how our company successfully navigated the COVID-19 pandemic and emerged even stronger – while learning valuable lessons that will shape our business strategy and culture going forward. Sadly, I instead must begin by sharing my deepest sympathy with all our colleagues, customers, business partners, families and friends impacted by the war in Ukraine. Mondelēz International condemns this war and the unspeakable tragedy unfolding in cities and towns that many of our team members around the world call home.

I am deeply thankful to our team members in Eastern Europe and beyond who have opened their hearts, their homes and our company facilities to people seeking shelter. Our company has committed $2 million in humanitarian relief – including financial contributions, product donations and double-matching our employees' gifts. But the most moving element of our response is seeing our people step up to help one another, in ways both big and small. I am humbled at the outpouring of generosity I see every day among our colleagues – from gathering toys and snacks to welcome refugee children, to creating an app to match displaced families with short-term housing.

Trying times like these remind us why our products and our mission are so important. As consumers continue to navigate disruptions to their work, school and social lives, snacking plays an increasingly critical role in delivering sustenance, comfort and a reminder of better days ahead. We're honored that consumers continue to trust our beloved brands to bring their families nourishment and satisfaction.

In 2021, our continued focus on meeting consumer needs led to another year of strong top- and bottom-line results.

I'm proud of our consumer focus and related performance – and I'm especially proud of our approximately 79,000 employees across the globe, who remain steadfast in their commitment to delivering the right snack, for the right moment, made the right way. No matter how rapidly the external environment evolves, as a global snacking leader, we continue to stand ready to serve our customers and consumers.

Our annual State of Snacking survey shows that consumers around the world increasingly choose snacking over traditional mealtimes, and they are continuing to consume more snacks at home. These trends make our core categories of chocolate and biscuits, as well as our growing portfolio of baked snacks, very attractive. Additionally, increased mobility creates more opportunities for consumers to select our brands on-the-go. Although we continue to face near-term input cost inflation – as well as supply chain, labor and transportation disruptions – we are navigating these challenges through our revenue growth management activities.

Our Purpose-led growth strategy, launched in September 2018, continues to create shareholder value. Our continued focus on profit dollar growth enables us to advance a virtuous cycle that funds high-return investments and powers local-first, consumer-centric commercial execution. Examples of our strategy in action in 2021 include:

- Returning $3.9 billion in capital to shareholders through dividends and share repurchases

- Expanding our offerings in high-growth segments like well-being, with breakthrough innovations including *Oreo* Zero Sugar in China, as well as *Cadbury* Plant Bar and Plant-Based *Philadelphia* in the United Kingdom

- Growing our presence in premium biscuits and baked snacks – with strong growth led by *Tate's* and *Give & Go*, respectively

- Continuing to expand distribution in emerging markets

- Acquiring high-growth, strategic assets – including *Grenade* well-being snack bars, based in the United Kingdom; *Gourmet Food* premium crackers in Australia; and *Hu* premium well-being snacks in the United States – as well as announcing the acquisition of *Chipita,* which closed in January 2022, significantly expanding our baked snacks offerings and routes, particularly in Europe

- Launching "The Right You," a new holistic employee-well-being program, empowering our colleagues with tools to help them thrive at work and at home

Along with our financial performance, we made strong progress against our environmental, social and governance ("ESG") strategic priorities while maintaining relentless focus on our Purpose. We continued to improve cocoa farmers' productivity through our transformational *Cocoa Life* program – now entering its 10th year of environmental and social innovation. We also launched a green bond offering to help fund our projects aimed at advancing sustainable sourcing, reducing packaging waste and tackling climate change. At the time of issue, this bond was the largest-ever green bond in the Packaged Food and Consumer Goods Industry.

Recognizing that we cannot address these urgent issues alone, we expanded our involvement in several key public and private partnerships. In November, we announced our goal of achieving net zero greenhouse gas emissions across our full value chain by 2050 – signing onto the Science Based Targets Initiative's Business Ambition for 1.5°C, while joining the United Nations Race to Zero campaign. Additionally, we joined the Circulate Capital Ocean Fund as a limited partner – supporting scalable business solutions to help advance infrastructure for collecting, sorting and recycling plastic waste in developing countries.

We also made significant progress toward our long-standing commitment to advancing diversity, equity and inclusion. In 2021, we advanced numerous economic inclusion and supplier diversity initiatives. We also increased the proportion of Black colleagues in U.S. management positions (defined as Director and above) from 3.2 percent at year-end 2020 to 5.1 percent at year-end 2021. Our share of women in global management roles (defined as Director and above) also continues to rise, and stood at 39.3 percent at year-end 2021.

These are just a few examples of key actions advancing our ambition to become a more sustainable snacking company. We continue transforming how we do business across our own operations – as well as partnering with farmers and suppliers – to help drive lasting progress at scale. We believe our differentiated approach to sustainability will not only help protect the environment and address critical social needs in our communities, but also create long-term value for the business and our stakeholders.

We're confident that the strength of our brands, our proven strategy, our continued investments, and our multi-faceted ESG agenda position us well to deliver sustainable growth and value creation for years to come. Our local-first approach enables us to stay close to our consumers – anticipating changes in their snacking needs and habits, and continuously evolving to meet their changing tastes and preferences. Most importantly, our diverse and talented team remain passionately dedicated to providing consumers the right snack, for the right moment, made the right way.

On behalf of the Mondelēz International team, thank you for your investment. We look forward to continuing engagement with you as we advance our sustainable, Purpose-driven global snacking leadership.

Best wishes,

Dirk Van de Put
Chairman and Chief Executive Officer
Mondelēz International, Inc.

LETTER FROM OUR LEAD DIRECTOR

April 6, 2022



Jean-François M. L. van Boxmeer
Lead Director

> **"...the Board of Directors continues to provide critical independent counsel in overseeing Mondelēz International's strategy and operations, while reinforcing our strong governance culture and advancing our commitment to diversity, equity and inclusion."**

Dear Fellow Shareholders,

Like all of you, I watched the war in Ukraine unfold with shock and dismay. The Board of Directors of Mondelēz International joins Chairman and CEO Dirk Van de Put and our colleagues around the world in condemning these horrific attacks and calling for peace.

Even before the war broke out earlier this year, lingering impacts from the COVID-19 pandemic continued to shape consumer habits, the business operating environment, and most importantly, the health and well-being of people around the world. Alternating periods of virus decline and resurgence caused ripple effects in both economic and social conditions. Against this challenging backdrop, the Board of Directors continues to provide critical independent counsel in overseeing Mondelēz International's strategy and operations, while reinforcing our strong governance culture and advancing our commitment to diversity, equity and inclusion.

Mondelēz International continued to deliver strong growth in 2021 while advancing our long-term environmental, social and governance ("ESG") agenda. The Board remains confident in the company's sustainable growth strategy, and we look forward to continuing to partner closely with Dirk and the broader executive team. The company has exciting opportunities to capitalize on accelerating trends that will continue to shape consumer behavior – including increasing demand for snacking as a replacement for traditional mealtimes; growing consumer preference for balancing nutrition and sustenance with indulgence; and increased mobility as pandemic conditions recede.

Throughout the past year, the Board has exercised our independent oversight role in shaping the company's environmental sustainability initiatives. We are pleased with the company's progress in sourcing a growing proportion of two key ingredients – cocoa and wheat – through its signature programs, Cocoa Life and Harmony. Additionally, Mondelēz International continues to make progress in reducing packaging waste and carbon emissions – as we work toward our goal of net zero greenhouse gas emissions by 2050.

The Board remains focused on further enhancing the company's winning growth culture – with a deep commitment to continuing progress toward our shared goals for diversity, equity and inclusion.

We firmly believe that an engaged and thriving workforce – which continuously learns from and celebrates diverse voices – is a critical engine for consumer-centric innovation.

As a Board, our broad and diverse perspectives and our experience in global public companies enable us to provide critical oversight and decision-making support across the full spectrum of strategic, operational and culture opportunities and challenges. Earlier this year, we further broadened the experience and composition of our Board with the addition of a new director, Ertharin Cousin, whose expert perspective on food policy and sustainability issues provides important insights and value as we continue advancing our strategy and ESG priorities.

After serving for more than twelve years as director, I will not stand for election at this year's annual meeting. It has been a privilege to serve on the Board and as independent Lead Director during my tenure. My colleagues Fredric Reynolds and Peter May are also not standing for election this year. The Board joins me in thanking them for their valuable service to Mondelēz International. Following the annual meeting, Patrick Siewert will succeed me as Lead Director and will continue our commitment to strong independent oversight, provided that he is re-elected. Currently serving as Managing Director and Partner for The Carlyle Group, Patrick will bring a wealth of experience to the independent Lead Director role. He has led business operations globally and in Europe, Africa, the Middle East and Asia over the course of his tenure at Coca-Cola, Eastman Kodak and Carlyle. Patrick also has extensive governance experience and currently serves as the chair of our Finance Committee. Overall, our ten director nominees include four women, represent several national origins, vary in age from 57 to 73, and collectively bring a myriad of professional and life experiences to the Board. Two director nominees self-identify as Black and eight self-identify as white. As Mondelēz International continues to execute its strategy, the Board is well-equipped to create long-term value for our shareholders.

On behalf of the Mondelēz International Board of Directors, thank you for your investment and for your support of our strategy to become the global snacking leader. To learn more about the Board, as well as our governance approach, policies and oversight role, please consult this proxy statement and visit our website at *www.mondelezinternational.com*.

We recognize that when you buy shares in Mondelēz International, you are placing your trust in the Board of Directors. We value your investment, and we are committed to meeting your expectations of delivering long-term, sustainable value.

Please review the proxy statement and annual report in full. We recommend that you vote in accordance with our recommendations in order to secure the long-term growth and success of the company.

Sincerely,

Jean-François M. L. van Boxmeer
Lead Director
Mondelēz International, Inc.

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE

9:00 a.m. CDT on May 18, 2022

Venue
Virtual Annual Meeting
www.virtualshareholdermeeting.com/MDLZ2022

Record Date
March 14, 2022



905 West Fulton Market, Suite 200
Chicago, IL 60607

ITEMS OF BUSINESS:

1. To elect as directors the ten director nominees named in the Proxy Statement ("Proxy Statement");

2. To approve, on an advisory basis, the Company's executive compensation;

3. To ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accountants for the fiscal year ending December 31, 2022;

4. To vote on two shareholder proposals if properly presented at the meeting; and

5. To transact any other business properly presented at the meeting.

FORMAT OF THE ANNUAL MEETING OF SHAREHOLDERS:

The Board of Directors (the "Board") has determined we will hold a virtual 2022 Annual Meeting of Shareholders (the "Annual Meeting") conducted via webcast. We have designed the format of the Annual Meeting so that shareholders have the same rights and opportunities as they would have at a physical meeting. Shareholders will be able to submit questions during the meeting using online tools, providing our shareholders with the opportunity for meaningful engagement with the Company.

Access to the Webcast of the Annual Meeting: The webcast of the Annual Meeting will begin at 9:00 a.m. CDT on May 18, 2022. Online access to the webcast will open 30 minutes prior to the start of the Annual Meeting to allow time for shareholders to log in and test their device's system. A recording of the Annual Meeting will be available following the meeting in the investor section of our website at *www.mondelezinternational.com*.

Log-In Instructions: To attend the Annual Meeting, shareholders will need to log in to *www.virtualshareholdermeeting.com/MDLZ2022* using the 16-digit control number shown on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form ("VIF").

Submitting Questions at the Annual Meeting: An online portal is available to shareholders at *www.proxyvote.com* where they can view and download our proxy materials and our Annual Report on Form 10-K for the year ended December 31, 2021, and vote their shares. On the day of, and during, the Annual Meeting, shareholders can view our agenda and meeting procedures and submit questions on *www.virtualshareholdermeeting.com/MDLZ2022*. Shareholders must have their 16-digit control number to submit questions. Shareholders will have an opportunity to raise questions about the items of business for the meeting. In addition, after the business portion of the Annual Meeting concludes and the meeting is adjourned, shareholders will have another opportunity to raise questions of a more general nature.

We intend to answer all questions submitted during the Annual Meeting that are pertinent to the Company and the items being voted on by shareholders, as time permits and in accordance with our meeting procedures. Answers to questions raised that we were unable to answer during the Annual Meeting will be posted following the meeting on the investor relations section of our website. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources and address all shareholder questions, we will respond to no more than three questions from any single shareholder.

Technical Assistance: Online access to the webcast will open approximately 30 minutes prior to the start of the Annual Meeting to allow time for shareholders to log in and test their device's system. We encourage shareholders to access the meeting prior to the start time. If you encounter any difficulties accessing the meeting or during the meeting time, please call 1-844-986-0822 (U.S.) or 1-303-562-9302 (International).

WHO MAY VOTE:

Shareholders of record of Class A Common Stock at the close of business on **March 14, 2022.**

DATE OF DISTRIBUTION:

On or about April 6, 2022, we distributed the Notice of Internet Availability of Proxy Materials and made available the Proxy Statement, Proxy Card and Annual Report on Form 10-K for the year ended December 31, 2021 online at *http://materials.proxyvote.com/609207*.

On or about April 6, 2022, we expect to mail the Proxy Statement, Proxy Card and Annual Report on Form 10-K for the year ended December 31, 2021, to shareholders who previously elected to receive a paper copy of the proxy materials.

On behalf of our Board of Directors, management and employees, thank you for your continued support.

Ellen M. Smith

Senior Vice President & Chief Counsel, Chief Compliance Officer & Corporate Secretary

April 6, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 18, 2022

Mondelēz International, Inc.'s Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2021, are available at *http://materials.proxyvote.com/609207*.

HOW TO VOTE

Even if you plan to attend the Annual Meeting online, please vote in advance of the meeting using one of the following voting methods (see Question 12 on page 121 for additional details). If you are voting via the Internet, with your mobile phone or by telephone, be sure to have your proxy card or VIF in hand and follow the instructions. You can vote any of four ways:



VIA THE INTERNET
Visit the website listed on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



WITH YOUR MOBILE DEVICE
Scan the QR barcode on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



BY TELEPHONE
Call the telephone number on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



BY MAIL
If you received paper copies of your proxy materials, mark, sign, date and return the proxy card in the enclosed envelope to vote

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document. We assume no liability for any third-party content contained on the referenced websites.

FORWARD-LOOKING STATEMENTS

This proxy statement contains a number of forward-looking statements. Words, and variations of words, such as "will," "expect," "may," "believe," "plan," "intend" and similar expressions are intended to identify our forward-looking statements. Forward-looking statements are not based on historical facts but instead represent our current expectations and assumptions regarding our business, the economy and other future conditions. The information included in, and any issues identified as material for purposes of, this document may not be considered material for U.S. Securities and Exchange Commission ("SEC") reporting purposes. In the context of this disclosure, the term "material" is distinct from, and should not be confused with, such term as defined for SEC reporting purposes.

Please see our risk factors, as they may be amended from time to time, set forth in our filings with the SEC, including our most recently filed Annual Report on Form 10-K. Mondelēz International disclaims and does not undertake any obligation to update or revise any forward-looking statement in this proxy statement, except as required by applicable law or regulation.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights select information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement carefully and consider all available information before voting. For more complete information regarding the Company's 2021 performance, please see our Annual Report on Form 10-K for the year ended December 31, 2021 (the "2021 Form 10-K"). Throughout this Proxy Statement, "we," "us," "our," the "Company" and "Mondelēz International" refer to Mondelēz International, Inc.

➲ 2022 Annual Meeting of Shareholders











9:00 a.m. CDT on Wednesday, May 18, 2022.

The 2022 Annual Meeting of Shareholders (the "Annual Meeting") will be a virtual meeting of shareholders conducted via webcast.

Record Date March 14, 2022.

Each outstanding share of Class A Common Stock ("Common Stock") is entitled to one vote on each matter to be voted upon at the Annual Meeting.

Shareholders may pre-register to attend the meeting, vote and submit questions by visiting *www.virtualshareholdermeeting.com/MDLZ2022* and using the 16-digit control number shown on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form ("VIF").

➲ How to Vote in Advance of the Meeting

Even if you plan to attend the Annual Meeting, please vote in advance of the meeting using one of the following voting methods (see Question 12 on page 121 for additional details). If you are voting via the Internet, with your mobile device or by telephone, be sure to have your proxy card or VIF in hand and follow the instructions. You can vote in advance of the meeting any of four ways:



VIA THE INTERNET
Visit the website listed on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



WITH YOUR MOBILE DEVICE
Scan the QR barcode on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



BY TELEPHONE
Call the telephone number on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



BY MAIL
If you received paper copies of your proxy materials, mark, sign, date and return the proxy card in the enclosed envelope to vote

Mondelēz International

⊙ Items of Business

Item	Voting Choices	Board's Voting Recommendation	More Information
Company Proposals:			
Item 1. Election of ten director nominees named in the proxy statement	*With respect to each nominee:* For Against Abstain	**FOR** **All Nominees** ✅	Page 17
Item 2. Advisory vote to approve executive compensation	For Against Abstain	**FOR** ✅	Page 106
Item 3. Ratification of the selection of PricewaterhouseCoopers LLP as independent registered public accountants for the fiscal year ending December 31, 2022	For Against Abstain	**FOR** ✅	Page 107
Shareholder Proposals:			
Item 4. Conduct and Publish Racial Equity Audit	For Against Abstain	**AGAINST** ⊗	Page 110
Item 5. Require Independent Chair of the Board	For Against Abstain	**AGAINST** ⊗	Page 114
Transact any other business properly presented at the meeting.			

⮞ About Mondelēz International

Mondelēz International empowers people to snack right around the world. With global net revenues of $28.7 billion in 2021, we are leading the future of snacking with iconic global and local brands such as *Cadbury*, *Milka* and *Toblerone* chocolate; *Oreo*, *belVita* and *LU* biscuits; *Halls* candy; *Trident* gum and *Tang* powdered beverages. Our mission is to provide the right snack, for the right moment, made the right way.



APPROXIMATELY **79,000** EMPLOYEES BRING OUR BRAND TO LIFE MAKING AND BAKING OUR DELICIOUS PRODUCTS.



% of 2021 Net Revenues by Category

- Biscuits — 47%
- Chocolate — 32%
- Gum & Candy — 10%
- Cheese & Grocery — 7%
- Beverages — 4%



OUR PRODUCTS ARE ENJOYED IN OVER **150 COUNTRIES** AROUND THE WORLD.



% of 2021 Net Revenues by Region

- Asia, Middle East and Africa — 22.5%
- Europe — 38.8%
- North America — 28.9%
- Latin America — 9.8%

⮞ Director Nominees

ELECTION OF DIRECTORS – NOMINEES

The Governance, Membership and Sustainability Committee (the "Governance Committee") recommended and the Board of Directors (the "Board") nominated each of the ten incumbent directors listed here. The terms of all director nominees elected at the Annual Meeting will end at the 2023 Annual Meeting of Shareholders or when a director's successor has been duly elected and qualified. Additional information about the director nominees is provided under "Director Nominees for Election at the Annual Meeting" on page 23.

Director Nominees at a Glance



Lewis W.K. Booth

*Former Executive Vice President
and Chief Financial Officer,
Ford Motor Company*
Age: 73
Director since 2012
White/Male
INDEPENDENT



Charles E. Bunch

*Retired Executive Chairman,
PPG Industries, Inc.*
Age: 72
Director since 2016
White/Male
INDEPENDENT



Ertharin Cousin

*Founder, President and
Chief Executive Officer,
Food Systems For
The Future Institute*
Age: 64
Director since 2022
Black/Female
INDEPENDENT



Lois D. Juliber

*Former Vice Chairman
and Chief Operating Officer,
Colgate-Palmolive Company*
Age: 73
Director since 2007
White/Female
INDEPENDENT



Jorge S. Mesquita

*Former Chief Executive Officer,
BlueTriton Brands, Inc.*
Age: 60
Director since 2012
White/Male
INDEPENDENT



Jane Hamilton Nielsen

*Chief Operating Officer and
Chief Financial Officer,
Ralph Lauren Corporation*
Age: 57
Director Since 2021
White/Female
INDEPENDENT



Christiana S. Shi

*Former President, Direct-to-Consumer,
Nike, Inc.*
Age: 62
Director since 2016
White/Female
INDEPENDENT



Patrick T. Siewert

*Managing Director and Partner,
The Carlyle Group, L.P.*
Age: 66
Director since 2012
White/Male
INDEPENDENT



Michael A. Todman

*Former Vice Chairman,
Whirlpool Corporation*
Age: 64
Director since 2020
Black/Male
INDEPENDENT



Dirk Van de Put

*Chairman and
Chief Executive Officer,
Mondelēz International, Inc.*
Age: 61
Director since 2017
White/Male

We Value the Diversity of our Director Nominees

Tenure Diversity



4-6 years — 3
7-9 years — 3
6.2 YRS Average Tenure
0-3 years — 3
10 years and over — 1

Age Diversity



50s — 1
60s — 6
66 YRS Average Age
70s — 3

Gender Diversity



Female — 4
40% Female
Male — 6

Ethnic Diversity



Black — 2
20% Ethnically Diverse
White — 8

⮞ Our Governance Framework

OUR STRONG CORPORATE GOVERNANCE FRAMEWORK PROMOTES THE LONG-TERM INTERESTS OF SHAREHOLDERS AND ACCOUNTABILITY AND TRUST IN THE COMPANY

Our governance practices and policies enhance the effectiveness and accountability of our Board and promote the Company's long-term success. Key aspects of our corporate governance framework are highlighted below. You can find additional detail under "Corporate Governance" beginning on page 32, "Compensation Governance" on page 87 and "2023 Annual Meeting of Shareholders" on page 124.

Key practice or policy	Benefits
Lead Director. An independent Lead Director is selected when the Chairman is not independent. The Independent Lead Director has substantive responsibilities, which include: • engages in planning and approval of meeting schedules and agendas; • presides over the Board at which the Chairman and CEO is not present, including frequent executive sessions of independent directors; • conducts the annual Board, committee and individual director self-evaluation process; • helps develop recommendations for committee structure, membership, rotations and committee chairs; and • consults with major shareholders.	A highly effective and engaged independent Lead Director: • enhances independent directors' input and investors' perspectives on agendas and discussions; • fosters candid discussion during regular executive sessions of the independent directors; • serves as a liaison between the independent directors and the Chairman and CEO; • facilitates effective communication and interaction between the Board and management; and • provides feedback to management regarding the Board's concerns and information needs.
Majority Independent Board. Pursuant to our Guidelines, at least 80% of the directors shall meet the Nasdaq listing standards' independence requirements. Nine of our ten director nominees are independent.	Substantial majority of independent directors in the boardroom and fully independent committees effectively oversee management on behalf of shareholders.
Annual Elections. Shareholders elect directors annually by majority vote.	Strengthens Board, committee and individual director accountability.
Special Meeting of Shareholders. Our Amended and Restated By-Laws ("By-Laws") permit the holders of at least 20% of the voting power of the outstanding stock to call a special meeting of shareholders.	Further strengthens Board accountability and encourages engagement with shareholders regarding important matters.
Proxy Access. Our By-Laws provide for proxy access to enable shareholders who meet the requirements to add their nominee(s) to the proxy statement. Nominating shareholders must own 3% or more of our outstanding Common Stock continuously for at least three years.	Further strengthens Board accountability and encourages engagement with shareholders regarding Board composition.
Regular Self-Assessment. Regular Board, committee and director self-assessments include candid, one-on-one conversations between the independent Lead Director and each director, in coordination with the Governance Committee.	• Promotes continuous process improvement at the Board and committee levels. • Provides an opportunity to discuss individual directors' contributions and performance and to solicit views on improving Board and committee performance.
Tenure/Retirement. Our non-employee directors are subject to term limits and retirement policies.	• Term limits and retirement policies promote ongoing evolution and refreshment. • Annual self-assessments provide a disciplined mechanism for director input into the Board's evolution and succession planning process. • Average tenure for non-employee directors is approximately six years.
Stock Ownership Requirements. Directors must own shares of our Common Stock in an amount equal to five times the annual Board cash retainer within five years of joining the Board.	• Aligns directors' and shareholders' long-term interests. • Many directors exceed the minimum requirement.

Mondelēz International

Key practice or policy	Benefits
Engagement with Shareholders. We regularly engage with shareholders to seek their input on emerging issues, address their questions and understand their perspectives.	In 2021, we reached out to shareholders representing approximately 50% of our outstanding shares and had conversations with 22 different shareholders, representing approximately 40% of our outstanding shares. The independent Lead Director led meetings with investors representing approximately 30% of outstanding shares.
Anti-Hedging Policy. Our Insider Trading Policy prohibits our employees and directors from engaging in transactions involving derivative securities, short-selling or hedging transactions that create an actual or potential bet against Mondelēz International, Inc. or one of its subsidiaries.	Prohibits employees and directors from making money in this way if the price of our stock goes down, thus eliminating an incentive tied to a decrease in our stock price.

⮞ Executive Compensation

OVERVIEW OF PAY ELEMENTS AND THEIR ALIGNMENT TO OUR STRATEGY

This table identifies and describes the primary elements of the 2021 executive compensation program for our named executive officers ("NEOs"), including each incentive plan metric's alignment with our strategy. A more detailed discussion, including definitions of the financial measures used in our Annual Incentive Plan ("AIP") and performance share unit ("PSU") grants, can be found in the Compensation, Discussion and Analysis ("CD&A") and in Annex A.

Pay Element	Vehicle	2021 Performance Measures		Alignment with Strategy
Base Salary	Cash	Market competitive to retain key talent		**GROWTH** Accelerating consumer-centric growth by balancing our investments across both global and local brands and transforming our marketing
Annual Incentive	100% At-risk cash	**80% Financial Measures:** • Organic Volume Growth (15%) • Organic Net Rev Growth (15%) • Defined Gross Profit Dollars (30%) • Defined Operating Income (20%) • Free Cash Flow (20%)	Market +/- Share Overlay	
		20% Strategic KPI Goals[1]		**EXECUTION** Driving operational excellence in sales execution, marketing and supply chain and generating continuous improvement
Long-Term Incentive	**75% Performance Share Units** • 3-year cliff vest • 1-year holding requirement post vest	• 25% Organic Net Revenue Growth • 25% Adjusted EPS Growth • 50% Relative Total Shareholder Return		
	25% Stock Options • 3-year ratable vest • 1-year holding requirement post exercise	**Stock Price**		**CULTURE** Building a winning growth and ownership culture that leverages local commercial expertise and invests in talent and key capabilities

(1)   Based on nine KPI goals including Environmental, Social and Governance ("ESG") goals. See Strategic KPI Objectives on page 75 for detail on 2021 KPI goals. 2022 KPI goals for ESG will include end-to-end CO_2 reduction.

2021 COMPENSATION PROGRAM DESIGN CHANGES

We did not make any material changes to our 2021 design relative to our design in 2020. Our program remains aligned with our compensation strategy and reflects ongoing shareholder feedback.

TOTAL TARGET COMPENSATION MIX

The People and Compensation Committee places significant focus on performance-based compensation, which is provided in the form of an annual performance incentive under the AIP, and stock options and PSUs under the Long-Term Incentive Plan ("LTIP"). Our focus on performance-based compensation rewards strong Company financial and operating performance and aligns the interests of our NEOs with those of our shareholders.

Below is the 2021 total target compensation mix for our CEO and, on average, our other NEOs serving as executive officers on December 31, 2021. This compensation mix includes base pay, target annual incentive and long-term incentive grants. The majority of compensation for both the CEO and the other NEOs is at risk/variable pay.



ITEM 1. ELECTION OF DIRECTORS

 ## How We Build an Experienced and Qualified Board

OBJECTIVE

The Governance Committee works with the Board to determine the appropriate mix of individuals that will result in a Board that is strong in its collective knowledge, competencies and experiences.

HOW WE GET THERE

The Governance Committee identifies, evaluates and recommends to the Board director nominees for election at the Annual Meeting. The Committee invites director nominee suggestions from the directors, management, shareholders and others. In addition, the Governance Committee has retained a third-party executive search firm to assist in identifying and evaluating potential director nominees based on the Board's recruitment objectives.

The Governance Committee considers the factors below when selecting and recruiting directors in the annual nomination process.

Relevant Qualifications, Knowledge and Experiences	
The Board believes all directors should possess certain attributes, including integrity, sound business judgment and strategic vision, as these characteristics are necessary to establish a competent, ethical and well-functioning board that best represents shareholders' interests.	Consistent with our Corporate Governance Guidelines (the "Guidelines"), when evaluating the suitability of an individual for nomination to our Board, the Governance Committee considers: • the individual's general understanding of the varied disciplines relevant to the success of a large, publicly traded company in today's global business environment; • the individual's understanding of the Company's global businesses and markets; • the individual's professional expertise and educational background; • other factors that promote diversity of views, knowledge, experience and backgrounds, including diversity with respect to demographics such as gender, race, ethnicity, national origin and geography; • whether the individual meets various independence requirements, including whether an individual's service on boards and board committees of other organizations is consistent with our conflicts of interest policy; and • whether the individual can devote sufficient time and effort to fulfill a director's responsibilities to the Company, given the individual's other commitments. See Key Competencies on page 19.

Individual Director Self-Assessments

The Board believes that directors should not expect to be renominated automatically and that directors' qualifications and performance should be evaluated annually.

Annually, all incumbent director nominees complete questionnaires to update and confirm their background, qualifications and skills, and identify any potential conflicts of interest. The Governance Committee, in coordination with the independent Lead Director, assesses the experience, qualifications, attributes, skills, diversity and contributions of each director. The Governance Committee also considers each individual in the context of the Board composition as a whole, with the objective of recruiting and recommending a slate of director nominees who can best sustain the Company's success and represent our shareholders' interests through the exercise of sound judgment and informed decision-making.

Board Refreshment Through Director Tenure and Age Limits

The Board believes that its composition should provide continuity as well as new experiences and fresh perspectives relevant to the Board's work.

The annual Board and director self-assessment processes are important determinants in a director's renomination and tenure.

Our Guidelines provide that non-employee directors will have a tenure limit of 15 years. In addition, non-employee directors will not be nominated for re-election to the Board after age 75, except in the case of a non-employee director who first joins the Board between age 70 and 75. In such a case, the director will have a tenure limit of five years.

The current Board composition reflects the Board's commitment to ongoing refreshment and the importance of maintaining a balance of tenure and experience.

The Board Seeks and Values Diversity

The Board's overall diversity is an important aspect of the director recruitment and nomination process.

The director nominees include four women, represent several national origins, vary in age from 57 to 73, and collectively bring a range of professional and life experiences to the Board. Two self-identify as Black and eight self-identify as white.

When assembling the pool of candidates from which directors are selected, the Governance Committee considers criteria including gender, race, ethnicity, national origin and geography, as diversity in those characteristics promotes a diversity of views, knowledge, experience and backgrounds that contributes to a more informed and effective decision-making process. As part of the search process for each new director, the Governance Committee actively seeks out (and will instruct any search firm that it engages to provide) women and minority candidates to include in the pool from which director nominees are chosen. The Governance Committee assesses the effectiveness of the efforts by the Board to promote diversity as part of its annual assessment of the Board's composition.

This year, the Board is renominating ten incumbent directors. Peter W. May, Fredric G. Reynolds and Jean-François M. L. van Boxmeer will not stand for re-election at the Annual Meeting. Patrick Siewert will succeed Mr. van Boxmeer as independent Lead Director, provided he is re-elected to the Board. Effective as of the Annual Meeting, the size of the Board will be reduced to ten.

BOARD COMPOSITION: DIRECTOR QUALIFICATIONS, KNOWLEDGE AND EXPERIENCE

The Governance Committee works with the Board to determine the appropriate mix of individuals that will result in a Board that is strong in its collective qualifications, knowledge, diversity and experience. We believe such a Board is best equipped to fulfill its responsibilities, perpetuate the Company's long-term success and represent all shareholders' interests. Based upon its discussions with the Board, the Governance Committee has identified key competencies that are desirable in order for the Board to fulfill its current and future obligations:

Key Competencies		Relevant Experience
INDUSTRY EXPERIENCE	Industry Experience is vital to reviewing and understanding strategy, and the connections between strategy and the potential acquisition of businesses that offer complementary products or services.	• Food and beverage • Consumer products • Global food strategies
SIGNIFICANT OPERATING EXPERIENCE	Significant Operating Experience as a current or former executive of a large global company or other large organization gives a director specific insight and expertise that will foster active participation in the development and implementation of the Company's operating plan and business strategy.	• CEO/COO • Manufacturing operations • Retail operations
LEADERSHIP EXPERIENCE	Leadership Experience gives a director the ability to motivate, manage, identify and develop leadership qualities in others and promotes strong critical thinking and verbal communication skills, as well as diversity of views and thought processes.	• CEO/COO or other leadership positions at complex organizations • M&A/alliances/partnerships • Strategic planning • Talent assessment and people development/compensation
SUBSTANTIAL GLOBAL BUSINESS AND OTHER INTERNATIONAL EXPERIENCE	Substantial Global Business and Other International Experience are important given the Company's global presence.	• Developed markets • Emerging markets • New media/digital technology/digital commerce • Technology/information technology strategy • Government affairs/regulatory compliance
ACCOUNTING AND FINANCIAL EXPERTISE	Accounting and Financial Expertise enables a director to analyze financial statements, capital structure and complex financial transactions, and oversee accounting and financial reporting processes.	• CFO • M&A/alliances/partnerships • Financial acumen/capital markets • Cost management
PRODUCT RESEARCH, DEVELOPMENT AND MARKETING EXPERIENCE	Product Research, Development and Marketing Experience in the food and beverage sector or a complementary industry contributes to a director's ability to oversee efforts to identify and develop new food and beverage products and implement marketing strategies that will improve performance.	• Consumer insights and analytics • Research & development • Innovation

Key Competencies		Relevant Experience
PUBLIC COMPANY BOARD AND CORPORATE GOVERNANCE EXPERIENCE	Public Company Board and Corporate Governance Experience at a large publicly traded company provides a director with a solid understanding of the extensive and complex oversight responsibilities of public company boards and furthers the goals of greater transparency, accountability and protection of shareholders' interests.	• CEO/COO/other governance leadership positions • Government affairs/regulatory compliance

➡ Director Skills

Director Nominee Skills & Experience	Booth	Bunch	Cousin	Juliber	Mesquita	Nielsen	Shi	Siewert	Todman	Van de Put
Industry Experience				●	●	●		●		●
Significant Operating Experience	●	●		●	●	●	●	●	●	●
Leadership Experience	●	●	●	●	●	●	●	●	●	●
Substantial Global Business and Other International Experience	●	●	●	●	●	●	●	●	●	●
Accounting and Financial Expertise	●	●		●		●		●	●	●
Product Research, Development and Marketing Experience		●		●	●		●	●	●	●
Public Company Board and Corporate Governance Experience	●	●	●	●	●	●	●	●	●	●

INDIVIDUAL DIRECTOR SELF-ASSESSMENTS AND CONSIDERATIONS FOR RENOMINATION OF INCUMBENT DIRECTORS

The Governance Committee coordinates annual Board, committee and director self-assessments. The assessment process includes one-on-one discussions between each director and the independent Lead Director. All incumbent director nominees complete questionnaires annually to update and confirm their background, qualifications and skills, and identify any potential conflicts of interest. The Governance Committee assesses the experience, qualifications, attributes, skills, diversity and contributions of each director. The Governance Committee, in coordination with the independent Lead Director, also considers each individual in the context of the Board composition as a whole, with the objective of recruiting and recommending a slate of director nominees who can best sustain the Company's success and represent our shareholders' interests through the exercise of sound judgment and informed decision-making.

BOARD REFRESHMENT THROUGH DIRECTOR TENURE, AGE LIMITS AND ANNUAL SELF-ASSESSMENTS

The Board believes that its composition should provide continuity as well as new experiences and fresh perspectives relevant to the Board's work. The Board does not believe that directors should expect to be automatically renominated. Therefore, the annual Board and director self-assessment processes are important determinants in a director's renomination and tenure. Our Guidelines provide that non-employee directors will have a tenure limit of 15 years. Non-employee directors will not be nominated for re-election to the Board after they turn 75, except in the case of a

Mondelēz International

non-employee director who first joins the Board between age 70 to 75. In such a case, the director will have a tenure limit of five years.

In addition, as noted above, the Board's annual self-assessment process includes director self-assessments and discussions between the independent Lead Director and each director, in coordination with the Governance Committee, regarding the director's strengths and opportunities to enhance contributions.

The current Board composition reflects the Board's commitment to ongoing refreshment with three new directors joining the Board within the last two years.

THE BOARD SEEKS AND VALUES DIVERSITY

The Board values diversity, equity and inclusion ("DEI"), and the Board's diversity is an important aspect of the director recruitment and nomination process. When assembling the pool of candidates from which directors are selected, the Governance Committee considers criteria including gender, race, ethnicity, national origin and geography, as diversity in those characteristics promotes a breadth of views, knowledge and experience that contributes to informed and effective decision-making. The Governance Guidelines state that as part of the search process for each new director, the Governance Committee actively seeks out (and will instruct any search firm that it engages to provide) women and minority candidates to include in the pool from which director nominees are chosen. As part of its annual assessment of the Board's composition, the Governance Committee also assesses the effectiveness of the Board's efforts to promote diversity. The ultimate selection of directors from the candidate pool depends on a variety of factors, which are discussed under "How We Build an Experienced and Qualified Board" on page 17 and "Board Composition: Director Qualifications, Knowledge and Experience" on page 19.

The Board also embraces and encourages the Company's DEI culture. The Board is a signatory to the Board Diversity Action Alliance (the "Alliance"), which seeks to increase the representation of racially and ethnically diverse leaders on boards of corporations, beginning with Black directors. The Alliance is also accelerating change through enhanced disclosure of directors' race and ethnicity and annual reporting of progress on DEI. Twice per year, the Board reviews the Company's DEI strategy, stakeholder interests, risks and progress with our SVP, Chief Global Diversity Officer. Additionally, our SVP, Chief Global Diversity Officer reports progress to the People and Compensation Committee.

The Board's directors bring a diversity of gender, race, national original, thought and global experiences that promotes informed decision-making. Our director nominees include four women, vary in age from 57 to 73, represent several national origins and collectively bring a range of professional and life experiences to the Board's work. Two director nominees self-identify as Black and eight self-identify as white.

2022 Board Nominee Diversity Matrix (As of March 14, 2022)		
Total Number of Directors	**10**	
	Female	**Male**
Part I: Gender Identity		
Directors	4	6
Part II: Demographic Background		
African American or Black	1	1
White	3	5

➡ Shareholder Recommendations for Director Candidates

The Governance Committee will consider recommendations for director candidates submitted by shareholders. Shareholders should submit the proposed candidate's name along with the same information required for a shareholder to nominate a candidate for election to the Board at an annual meeting. Recommendations should be sent to our Corporate Secretary in the same manner as set forth in the advance notice provisions of our By-Laws.

The Governance Committee evaluates director candidates recommended by shareholders using the same criteria as it uses to evaluate candidates from other sources. Following the evaluation process, the Governance Committee makes a recommendation to the Board regarding the candidate's appointment or nomination for election to the Board, and the Board considers whether to appoint or nominate the candidate. Shareholders who nominate prospective candidates will be advised of the Board's decision.

➡ Shareholders Elect Directors Annually

Members of the Board are elected annually by a majority of votes cast if the election is uncontested. The terms of all directors elected at the Annual Meeting will end at the 2023 Annual Meeting of Shareholders or when a director's successor has been duly elected and qualified.

The Governance Committee recommended, and the Board nominated for election at the Annual Meeting, the ten director nominees listed below under "Director Nominees for Election at the Annual Meeting." Ms. Cousin, who was appointed to the Board in January 2022, was recommended for consideration by Heidrick & Struggles, an international executive search firm. Shareholders most recently elected 11 incumbent directors and one new director to one-year terms at the 2021 Annual Meeting of Shareholders. Peter W. May, Fredric G. Reynolds and Jean-François M. L. van Boxmeer, who were re-elected by the shareholders at the 2021 Annual Meeting of Shareholders, will not stand for re-election in 2022.

Each director nominee consented to his or her nomination for election to the Board and to serving on the Board, if elected. If a director nominee should become unavailable to serve as a director, the individuals named as proxies intend to vote the shares for a replacement director nominee designated by the Board. In lieu of naming a substitute, the Board may reduce the number of directors on the Board.

 **Director Nominees for Election at the Annual Meeting**

> ✓ **THE BOARD RECOMMENDS SHAREHOLDERS VOTE <u>FOR</u> THE ELECTION OF EACH OF THE TEN DIRECTOR NOMINEES LISTED BELOW.**

The following information regarding each director nominee is as of March 14, 2022, except as otherwise noted.

	**Lewis W.K. Booth** *Former Executive Vice President and Chief Financial Officer, Ford Motor Company*	Age 73 **DIRECTOR SINCE:** October 2012 White/Male	**INDEPENDENT**	**BOARD COMMITTEES:** • Finance • People and Compensation

DIRECTOR QUALIFICATIONS:

- During his career at Ford, Mr. Booth gained global business experience and led operations in Africa, Asia and Europe. In these and other roles, he successfully implemented major growth initiatives, business restructuring and cost management, and was involved in strategy, product development, marketing and operations.

- Mr. Booth held a variety of positions on Ford's Finance staff. As Ford's Chief Financial Officer during the 2008 financial crisis, Mr. Booth led a restructuring of Ford's balance sheet and a return to growth and profitability.

- Mr. Booth is a Chartered Management Accountant.

- Mr. Booth has extensive public company board and corporate governance experience. He is a former director of Gentherm Incorporated and Rolls-Royce Holdings plc.

Mr. Booth served as Executive Vice President and Chief Financial Officer of Ford Motor Company, a global automobile manufacturer, from November 2008 until his retirement in April 2012. He was Executive Vice President of Ford of Europe, Volvo Car Corporation and Ford Export Operations and Global Growth Initiatives, and Executive Vice President of Ford's Premier Automotive Group from October 2005 to October 2008. Prior to that, Mr. Booth held various executive leadership positions with Ford, including Chairman and Chief Executive Officer of Ford of Europe, President of Mazda Motor Corporation and President of Ford Asia Pacific and Africa Operations. He worked for Ford in various positions from 1978 to 2012.

Mr. Booth was appointed Commander of the Order of the British Empire in June 2012 for his services to the United Kingdom's automotive and manufacturing industries.

|  | **Charles E. Bunch**
Retired Executive Chairman, PPG Industries, Inc. | Age 72
DIRECTOR SINCE:
September 2016
White/Male | **INDEPENDENT** | **BOARD COMMITTEES:**
• Governance (Chair)
• People and Compensation |

DIRECTOR QUALIFICATIONS:

- During his 37-year career at PPG, Mr. Bunch gained valuable experience in executive leadership, operations management, cost management, risk management and strategic planning.

- Under Mr. Bunch's leadership, PPG accelerated its business transformation, becoming the world's leading paints and coatings company through strategic actions that focused its business portfolio and expanded and strengthened its international presence. During his tenure as Chairman and Chief Executive Officer, PPG made more than 30 acquisitions and delivered strong growth and record financial performance.

- Through his service at the Federal Reserve Bank of Cleveland, including as its Chairman, Mr. Bunch gained a deep understanding of the U.S. economy and corporate finance.

- Mr. Bunch has extensive public company board and corporate governance experience. He is a director of Marathon Petroleum Corporation, ConocoPhillips and The PNC Financial Services Group, Inc. and a former director of H.J. Heinz Company and PPG.

Mr. Bunch served as Executive Chairman of PPG Industries, Inc., a manufacturer and distributor of a broad range of coatings, specialty materials and glass products, from September 2015 until his retirement in August 2016. He served as Chairman, President and Chief Executive Officer from July 2005 until August 2015; President and Chief Executive Officer from March 2005 until July 2005; President and Chief Operating Officer from July 2002 until March 2005; Executive Vice President, Coatings from 2000 to 2002; and Senior Vice President, Strategic Planning and Corporate Services from 1997 to 2000. He joined PPG in 1979 and held various positions in finance and planning, marketing and general management in the United States and Europe.

Mr. Bunch is a former director and chairman of the Federal Reserve Bank of Cleveland and a former director and chairman of the National Association of Manufacturers.



Ertharin Cousin *Founder, President and Chief Executive Officer, Food Systems For The Future Institute*	Age 64 **DIRECTOR SINCE:** January 2022 Black/Female	**INDEPENDENT**	**BOARD COMMITTEES:** • Governance

DIRECTOR QUALIFICATIONS:

- Ms. Cousin has more than 40 years of national and international non-profit, government and corporate leadership experience, including leading the world's largest humanitarian organization, the United Nations World Food Program, in Rome.

- Ms. Cousin served as U.S. Ambassador to the U.N. Agencies for Food and Agriculture in Rome, representing U.S. interests in global leader discussions regarding humanitarian and development activities, and she served as the U.S. Representative for all food, agriculture and nutrition-related issues.

- As Executive Vice President and Chief Operating Officer, Ms. Cousin led the national operations of the largest U.S. hunger relief organization, America's Second Harvest (now Feeding America). She also has corporate leadership experience from serving as a member of Albertsons Companies, Inc.'s executive leadership team.

- Ms. Cousin has public company executive, board and corporate governance experience. She is a director of Bayer AG.

Since September 2019, Ms. Cousin has served as Founder, President and Chief Executive Officer of Food Systems For The Future Institute, a non-profit organization to catalyze, enable and scale market-driven agtech, foodtech and food innovations, and also as Visiting Scholar, Spogli Institute for the Study of International Relations, Center for Food and Environment at Stanford University. She has served as Distinguished Fellow of The Chicago Council on Global Affairs, a global affairs think tank, since June 2017. Ms. Cousin previously served at Stanford University as Payne Distinguished Lecturer and Visiting Fellow, Spogli Institute for the Study of International Relations, Center for Food and Environment from September 2017 to June 2019. From April 2012 to April 2017, Ms. Cousin served as Executive Director of the United Nations World Food Programme, the food-assistance branch of the United Nations, and she served as Ambassador and Permanent Representative to the United Nations Food and Agriculture Agencies on behalf of the U.S. Department of State from August 2009 to April 2012.

Ms. Cousin previously served in a variety of executive roles between 1987 and 2009, including Founding President and Chief Executive Officer of The Polk Street Group, a management services company; Executive Vice President and Chief Operating Officer of America's Second Harvest; Senior Vice President, Public Affairs for Albertsons Companies; White House Liaison and Special Advisor to the Secretary for the 2016 Olympics for the U.S. Department of State; and Assistant Attorney General for The State of Illinois.



Lois D. Juliber
Former Vice Chairman and Chief Operating Officer, Colgate-Palmolive Company

Age 73
DIRECTOR SINCE: November 2007
White/Female

INDEPENDENT

BOARD COMMITTEES:
• Governance
• People and Compensation (Chair)

DIRECTOR QUALIFICATIONS:

• Ms. Juliber brings a global perspective and many years of experience in the food and consumer products industries.

• As Vice Chairman and Chief Operating Officer of Colgate-Palmolive, she was responsible for Colgate-Palmolive's business around the world as well as the company's growth functions, including global marketing and business development, research and development, supply chain operations and information technology.

• Ms. Juliber is credited with leading the resurgence of Colgate-Palmolive's Colgate North America business, which was marked by market share increases, highly successful new products and increased profitability.

• Ms. Juliber also has extensive public company board and corporate governance experience. Ms. Juliber is a former director of Corteva, Inc., DowDuPont Inc. (successor of E.I. du Pont de Nemours and Company) and Goldman Sachs Group, Inc.

Ms. Juliber served as Vice Chairman of Colgate-Palmolive Company, a global consumer products company, from 2004 until her retirement in April 2005. She served as Colgate-Palmolive's Chief Operating Officer from 2000 to 2004; Executive Vice President – North America and Europe from 1997 until 2000; President of Colgate North America from 1994 to 1997; Chief Technology Officer from 1991 until 1994; and was responsible for Colgate's Far East/Asia Division, from 1988 to 1991.

Prior to joining Colgate-Palmolive, Ms. Juliber spent 15 years at Mondelēz International's predecessor, General Foods Corporation, in a variety of key marketing and general management positions.

Mondelēz International

	**Jorge S. Mesquita** *Former Chief Executive Officer, BlueTriton Brands, Inc. (as of March 21, 2022)*	Age 60 **DIRECTOR SINCE:** May 2012 White/Male	**INDEPENDENT**	**BOARD COMMITTEES:** • Audit • Governance

DIRECTOR QUALIFICATIONS:

• Mr. Mesquita brings extensive experience leading major global company business units. In these roles, he has a strong track record of building and marketing global brands, including the reinvention of key brands, leading strategic business transformations and driving strong, profitable growth.

• As CEO of BlueTriton Brands, he embarked on growth and innovation initiatives. As Procter & Gamble's Group President, New Business Creation and Innovation, Mr. Mesquita redesigned the company's business development organization and worked across the company with technology, marketing and finance leaders to develop groundbreaking innovation capabilities.

• Mr. Mesquita is known for driving innovation and has led large, complex supply chain organizations.

• Mr. Mesquita was born and raised in Mozambique, Africa and is of Portuguese descent. He has lived and worked in several countries, including Venezuela, Mexico, Brazil and the United States. He is fluent in Portuguese, Spanish and English.

• Mr. Mesquita has public company board and corporate governance experience. He is a director of Humana Inc.

Mr. Mesquita served as Chief Executive Officer of BlueTriton Brands, a beverage company that offers regional spring water and national purified water brands, from July 2021 to March 2022. Prior to that, he was Executive Vice President and Worldwide Chairman, Consumer of Johnson & Johnson, a global healthcare products company, from December 2014 until February 2019. He also served on J&J's Executive Committee and led the Consumer Group Operating Committee. Mr. Mesquita also served as an advisor to Cinven, a U.K. private equity firm, from 2020 to 2021.

Previously, Mr. Mesquita was employed by P&G, a global marketer of consumer products, in various marketing and leadership capacities for 29 years from 1984 to 2013. During his tenure at P&G, he served as Group President – New Business Creation and Innovation from March 2012 until June 2013; Group President – Special Assignment from January 2012 until March 2012; Group President, Global Fabric Care from 2007 to 2011; and President, Global Home Care from 2001 to 2007, also serving as President of Commercial Products and President of P&G Professional from 2006 to 2007.



Jane Hamilton Nielsen *Chief Operating Officer and Chief Financial Officer, Ralph Lauren Corporation*	Age 57 **DIRECTOR SINCE:** May 2021 White/Female	**INDEPENDENT**	**BOARD COMMITTEES:** • Audit • Finance

DIRECTOR QUALIFICATIONS:

• Ms. Nielsen has extensive financial experience gained during her service as Chief Operating Officer and Chief Financial Officer at Ralph Lauren and as Chief Financial Officer at Coach. She also spent 15 years in PepsiCo's financial organization.

• Ms. Nielsen brings a global perspective and many years of experience in the food and consumer products industries. Throughout her tenure at Ralph Lauren, Ms. Nielsen has driven operational efficiency, digital transformation and investment in omni-channel capability. She worked on numerous acquisitions and integrations while at PepsiCo, including the acquisition of Quaker Oats.

• Ms. Nielsen has public company board and corporate governance experience. She is a former director of Pinnacle Foods Inc.

Ms. Nielsen has served as Chief Financial Officer of Ralph Lauren Corporation, a global leader in the design, marketing and distribution of premium lifestyle products, since September 2016 and its Chief Operating Officer since April 2019. She leads Ralph Lauren's global technology, finance, business development, logistics and real estate organizations. She previously served as Chief Financial Officer of Coach, Inc., a leading design house of modern luxury accessories and lifestyle collections, from September 2011 to August 2016. Prior to that, Ms. Nielsen spent 15 years at PepsiCo, Inc. and Pepsi Bottling Group, a global snack and beverage company, in various senior financial roles, including Senior Vice President and Chief Financial Officer of PepsiCo Beverages Americas and the Global Nutrition Group, and she has experience in the areas of mergers & integration, investor relations and strategic planning.

	**Christiana S. Shi** *Former President, Direct-to-Consumer, Nike, Inc.*	Age 62 **DIRECTOR SINCE:** January 2016 White/Female	**INDEPENDENT**	**BOARD COMMITTEES:** • Governance • People and Compensation

DIRECTOR QUALIFICATIONS:

• During her career at McKinsey, Ms. Shi worked across North America, Europe, Latin America and Asia providing leadership, expertise and strategic vision to senior executives of Fortune 200 consumer companies. She designed and led performance transformation programs, developed cross-channel marketing and merchandising programs, and drove market entry work.

• In her various roles at Nike, Ms. Shi led Nike's global digital commerce business and retail organization, as well as real estate, finance, supply chain operations and information technology.

• With her deep knowledge of digital commerce, Ms. Shi helped lead a significant transformation and accelerated growth in Nike's digital commerce capabilities.

• Ms. Shi has extensive public company board and corporate governance experience. She is a director of United Parcel Service, Inc. She is a former director of West Marine, Inc. and Williams Sonoma, Inc.

Ms. Shi served as President, Direct-to-Consumer of Nike, Inc., a global provider of athletic footwear and apparel, from July 2013 until her retirement in September 2016. From 2012 to 2013, she served as Nike's Vice President and General Manager, Global Digital Commerce. From 2010 to 2012, she served as Nike's Chief Operating Officer for Global Direct-to-Consumer. Ms. Shi is a principal of Lovejoy Advisors, LLC, an advisory services firm for digitally transforming consumer and retail businesses, which she founded in November 2016.

Prior to joining Nike, Ms. Shi spent 24 years at McKinsey & Company, a global management consulting firm, in various roles including ten years as Director and Senior Partner. Ms. Shi has served as a senior advisor for McKinsey's Consumer Digital Practice since August 2020.

From 1981 to 1984, Ms. Shi served in various trading, institutional sales and investment banking roles at Merrill Lynch & Company.



	Patrick T. Siewert *Managing Director and Partner,* *The Carlyle Group, L.P.*	Age 66 **DIRECTOR SINCE:** October 2012 White/Male	**INDEPENDENT**	**BOARD COMMITTEES:** • Audit • Finance (Chair)

DIRECTOR QUALIFICATIONS:

• While working at Coca-Cola, Eastman Kodak and Carlyle, Mr. Siewert developed extensive knowledge in the food and beverage and consumer products industries, especially insights into consumer trends and routes-to-market.

• Mr. Siewert led business operations globally and in Europe, Africa and the Middle East and Asia. He currently focuses on investments in Asian markets and select global opportunities.

• Mr. Siewert has extensive public company board and corporate governance experience. He is lead director of Avery Dennison Corporation.

Mr. Siewert has served as a Managing Director and Partner for The Carlyle Group, L.P., a global alternative asset management firm, since April 2007.

From 2001 to 2007, he held a variety of roles with The Coca-Cola Company, a global beverage company, including Group President and Chief Operating Officer, Asia, and was a member of the Global Executive Committee.

From 1974 to 2001, he held a variety of roles with Eastman Kodak Company, a technology company focused on imaging products and services, including Chief Operating Officer, Consumer Imaging and Senior Vice President and President of the Kodak Professional Division.



	Michael A. Todman *Former Vice Chairman,* *Whirlpool Corporation*	Age 64 **DIRECTOR SINCE:** May 2020 Black/Male	**INDEPENDENT**	**BOARD COMMITTEES:** • Audit • Governance

DIRECTOR QUALIFICATIONS:

• Mr. Todman has broad leadership experience, including leading a $10 billion international business unit.

• Mr. Todman brings strong industry knowledge and marketing experience. He has extensive consumer experience from Whirlpool and as a director of Newell Brands and Brown-Forman.

• Mr. Todman has comprehensive knowledge of emerging markets and has led strategic growth initiatives for emerging markets in Asia.

• Mr. Todman has extensive public company board and corporate governance experience. He is a director of Brown-Forman, Carrier Global Corporation and Prudential and a former director of Newell Brands and Whirlpool.

Mr. Todman served as Vice Chairman of Whirlpool Corporation, a major home appliance company, from November 2014 until his retirement in December 2015, and as a member of the Board of Directors from 2006 to December 2015. Prior to that, Mr. Todman was President, Whirlpool International, from 2009 to 2014 and President, Whirlpool North America, from 2007 to 2009. Mr. Todman was employed by Whirlpool beginning in 1993 in various capacities, including management, operations, sales and marketing positions in North America and Europe.

Before joining Whirlpool, Mr. Todman served in a variety of roles of increasing responsibility with Wang Laboratories, Inc., a manufacturer of computer systems, from 1983 to 1993, and PricewaterhouseCoopers LLP, a multinational professional services firm, from 1979 to 1983.



Dirk Van de Put
*Chairman and Chief Executive Officer,
Mondelēz International, Inc.*

Age 61
DIRECTOR SINCE:
November 2017

White/Male

DIRECTOR QUALIFICATIONS:

• Mr. Van de Put is a seasoned global Chief Executive Officer with experience and expertise in all critical business and commercial operations in both emerging and developed markets.

• Mr. Van de Put brings a global perspective, having lived and worked on three different continents.

• Mr. Van de Put has extensive leadership experience, including 30 years of experience in the food and consumer packaged goods industry.

• Mr. Van de Put is fluent in English, Dutch, French, Spanish and Portuguese.

• Mr. Van de Put has public company board and corporate governance experience. He is a former director of Keurig Dr Pepper Inc. and Mattel, Inc.

Mr. Van de Put became Chief Executive Officer of Mondelēz International and joined the Company's Board of Directors in November 2017. He became Chairman in April 2018. Mr. Van de Put served as President and Chief Executive Officer of McCain Foods Limited, a multinational frozen food provider, from 2011 to 2017, and served as its Chief Operating Officer from 2010 to 2011.

Mr. Van de Put also served as President and Chief Executive Officer, Global Over-the-Counter, Consumer Health Division of Novartis AG, a global healthcare company, from 2009 to 2010. From 1998 to 2009, he held a variety of roles with Groupe Danone SA, a multinational provider of packaged water, dairy and baby food products, including Executive Vice President, Fresh Dairy and Waters, Americas, and Executive Vice President, Fresh Dairy and Waters, Latin America.

From 1997 to 1998, he served as President, Coca-Cola Caribbean, and as Vice President, Value Chain Management, Coca-Cola Brazil with Coca-Cola. From 1986 to 1997, he held a variety of roles with Mars, a global manufacturer of confectionery, pet food and other food products and a provider of animal care services, including General Manager and President, Southern Cone Region, Mars South America and Vice President, Marketing, Latin America.

CORPORATE GOVERNANCE

This section describes our governance policies, key practices, Board leadership structure and oversight functions. Our Board is committed to corporate governance practices that promote and protect the long-term interests of our shareholders. We design our corporate governance practices to provide a robust and balanced framework for the Board in upholding its fiduciary responsibilities and to promote accountability with, and trust in, the Company. Our Board believes that having and adhering to a strong corporate governance framework is essential to our long-term success.

➡ Governance Guidelines

KEY ELEMENTS OF OUR GOVERNANCE FRAMEWORK, PRACTICES AND POLICIES ENHANCE OUR BOARD'S EFFECTIVENESS AND ACCOUNTABILITY TO SHAREHOLDERS

The Guidelines articulate our governance philosophy, practices and policies in a range of areas, including the Board's role and responsibilities, Board composition and structure, responsibilities of the Board's committees, CEO and Board performance evaluations, and succession planning. At least annually, the Governance Committee reviews the Guidelines and recommends any changes to the Board for its consideration.

Key practice/policy	Benefits
Shareholders elect directors annually by majority vote in uncontested elections.	Strengthens Board, committee and individual director accountability.
By-Laws provide for **proxy access**, enabling substantial shareholders to add their nominee(s) to the proxy. Key parameters: • *Minimum Ownership Threshold*: 3% or more of the outstanding Common Stock; • *Ownership Duration*: continuously for at least 3 years; • *Nominating Group Size*: up to 20 shareholders may aggregate holdings to meet the minimum ownership threshold; and • *Maximum Nominations Permitted*: greater of 20% of the Board or 2 nominees.	Further strengthens Board accountability and encourages engagement with substantial shareholders regarding Board composition.
By-Laws allow shareholders of record of at least 20% of the voting power of the outstanding stock to call a **special meeting of shareholders**.	Further strengthens Board accountability and encourages engagement with substantial shareholders regarding important matters.
We regularly **engage with shareholders** to seek their input on emerging issues, address their questions and understand their perspectives. The independent Lead Director is available for consultation with our major shareholders.	Allows shareholders to regularly provide feedback on the Company's strategy, governance, compensation and sustainability practices.

Mondelēz International

Key practice/policy	Benefits
Our **independent Lead Director** has substantive responsibilities: engages in planning and approval of meeting schedules and agendas; presides over frequent executive sessions of independent directors; assists with communication between management and the directors; provides input into the design of the annual Board, committee and individual director self-evaluation process; and consults with major shareholders.	A highly effective and engaged independent Lead Director: • Reviews and approves agendas in advance of Board meetings as well as the content of Board meeting materials; • Fosters candid discussion during regular executive sessions of the independent directors; • Facilitates effective communication and interaction between the Board and management; • Conducts the annual Board, committee and individual director self-evaluation process; and • Provides feedback to management regarding Board concerns and information needs.
The Guidelines provide that the **Chairman and CEO generally should be the only member of management to serve as a director**.	Majority independent directors in the boardroom and fully independent committees effectively oversee management on behalf of shareholders.
Regular Board, committee and director self-assessments include candid, one-on-one conversations between the independent Lead Director and each director, in coordination with the Governance Committee. The results of these self-assessments are used in planning Board and committee meetings and agendas, fostering director accountability and committee effectiveness, analyzing Board composition, and making director recruitment and governance decisions.	• Promotes continuous process improvement of the Board and committees. • Provides an opportunity to discuss individual directors' contributions and performance as well as solicit their views on improving Board and committee performance.
Non-employee director **tenure and retirement policies**: • All non-employee directors have a tenure limit of 15 years. • Non-employee directors will not be nominated for election to the Board after their 75th birthday unless they first join the Board between age 70 and 75, in which case they may serve for five years.	• Tenure and retirement policies promote ongoing evolution and refreshment. • Annual self-assessments provide a disciplined mechanism for director input into the Board evolution and succession planning process. • Average tenure for current non-employee directors is approximately six years.
At each in-person Board meeting, the independent directors meet in **executive session without any members of management** present. The independent Lead Director chairs these sessions. A committee chair leads a Board discussion of a topic relevant to that committee's remit.	Allows the Board to discuss substantive issues, including matters concerning management, without management present.
Annually, **the People and Compensation Committee sets goals for and evaluates the Chairman and CEO's performance**. The People and Compensation Committee seeks input from the other directors before deciding on a performance rating and compensation actions.	Enhances management accountability.

Key practice/policy	Benefits
The Board has at least one meeting each year primarily dedicated to strategy where it meets with management to discuss, understand and challenge our strategic plan's short- and long-term objectives. At Board meetings held throughout the year, the Board and management track progress against the strategic plan's goals, consider impacts due to changing circumstances in the industry and the economic environment, and monitor strategic and operational risks.	The Company's goals and executive compensation design are tied to a number of metrics critical to achieving the strategic plan and promoting long-term shareholder returns.
A director who serves as CEO at another public company should not serve on more than two public company boards in addition to our board. Other directors should not serve on more than four public company boards, including our board. Guidelines provide that the Governance Committee actively seeks out (and instructs any search firm it engages to provide) women and minority candidates to include in the pool from which director nominees are chosen.	• All directors comply with this policy. • Directors have sufficient time to fulfill their duties to the Company. • Maintaining a diverse Board with varying backgrounds, skills, expertise, gender and race promotes diversity, equity and inclusion in decision-making and oversight.

➲ Director Onboarding and Education

We provide new directors with a substantive onboarding program. They meet with numerous Company executives to learn about different aspects of Company operations, and they are invited to attend various Board committee meetings prior to joining any committees. Once new directors are appointed to committees, they meet with Company officers who support those committees.

During their service, directors have opportunities to meet and talk with our employees during Board visits to Company facilities and during Board and committee meetings. Prior to the COVID-19 pandemic, individual directors experienced our Direct Store Delivery model by riding with one of our drivers during an assigned route, met with employees involved in our e-commerce initiatives and observed a Line of the Future during production at our factories. We anticipate these activities will resume in 2022. We also regularly conduct voluntary educational sessions for directors on a variety of topics relevant to the Company. In 2021, these sessions focused on Well-being, sustainability and ESG.

In addition, the Company supports director participation in continuing education programs and reimburses directors for reasonable costs associated with attendance.

Mondelēz International

➡ Board Leadership Structure

The Board has a duty to act as it believes to be in the best interests of the Company and its shareholders, including determining the leadership structure that will best serve those interests. The By-Laws provide the Board flexibility in determining its leadership structure. Within this framework, the Board determines the most appropriate leadership structure at a given time in light of the Company's needs and circumstances, as described more fully below.

The Board may determine that the CEO should also serve as Chairman, and if it does so, the independent directors appoint an independent Lead Director with broad and substantive duties and responsibilities that have considerable overlap with those of an independent Board Chair. The independent Lead Director engages in planning and approving meeting schedules and agendas, including the review of briefing materials, and has the power to call meetings of the independent directors or the Board as needed. As part of the Board's regular agenda, the independent Lead Director presides over executive sessions of the independent directors without the participation of the Chairman and Chief Executive Officer. The independent Lead Director also serves as a direct point of contact for shareholders, and in Fall 2021 led engagements with investors holding approximately 30% of our outstanding shares. The independent Lead Director also frequently confers with the other independent directors on various Board and Company matters. Finally, the independent directors also may assign to the independent Lead Director any additional duties over and above these fixed responsibilities as they deem appropriate.

In considering which leadership structure will allow it to carry out its responsibilities most effectively and best represent shareholders' interests, the Board takes into account various factors. Among them are our specific business needs, our operating and financial performance, industry conditions, economic and regulatory environments, the results of Board and committee annual self-assessments, the advantages and disadvantages of alternative leadership structures based on circumstances at that time, shareholder input, and our corporate governance practices. The Board recognizes the importance of the Company's leadership structure to our shareholders and considers input on the topic obtained through shareholder engagement.

THE BOARD'S CURRENT LEADERSHIP STRUCTURE PROVIDES INDEPENDENT LEADERSHIP AND MANAGEMENT OVERSIGHT

Our Board is led by Mr. Van de Put, the Chairman and CEO, together with Mr. van Boxmeer, our independent Lead Director. In addition, each Board committee is composed entirely of independent directors and each committee has a clearly defined area of oversight regarding key risks and Company functions.

Messrs. Van de Put and van Boxmeer work closely together. The Board believes that they, together with our independent committee chairs, provide appropriate leadership and oversight of the Company and facilitate effective functioning of both the Board and management. Under Mr. Van de Put's leadership and the Board's oversight, we have delivered strong total shareholder returns, outpacing most of our peers, and we have made sustained progress against our ESG goals.



MR. VAN DE PUT
Chairman since 2018

The Board carefully considered its leadership structure, including whether the role of Chairman should be a non-executive position or combined with that of the CEO. Following due consideration, the Board concluded that combining these roles best positions Mr. Van de Put to:

- promote shareholders' interests and contribute to the Board's efficiency and effectiveness because of his knowledge of the Company, the food industry and the competitive environment in which we operate;
- promote the alignment of our strategic and business plans;
- inform the Board about our global operations and critical business matters including oversight of the Company's risk management process; and
- discuss with the Board key risks and management's responses to them.



MR. VAN BOXMEER
Lead Director since 2020

The independent directors selected Mr. van Boxmeer because he:

- is well-positioned to lead a high-performing Board by keeping it focused, coordinating across committees and facilitating effective information flow to the directors given his experience serving on multiple Board committees, as well as experience as Chairman of Vodafone and prior experience as former Executive Chairman and Chief Executive Officer of Heineken;
- builds a productive relationship between the Board and Mr. Van de Put by providing him with candid, constructive feedback from the Board;
- serves as a contact person for our shareholders and is actively engaged in shareholder outreach; and
- is deeply engaged in the Company's commitment to create a positive impact on the world while driving business performance.

Mr. van Boxmeer will not stand for re-election as a director. Mr. Siewert will succeed Mr. van Boxmeer as independent Lead Director, provided he is re-elected to the Board at the Annual Meeting.

INDEPENDENT LEAD DIRECTOR ROLE AND RESPONSIBILITIES

The Board created the independent Lead Director position to provide strong leadership of the Board's affairs on behalf of shareholders, increase the Board's effectiveness, promote open communication among the independent directors, and serve as the principal liaison between the Chairman and the other independent directors. The independent directors annually select the independent Lead Director for a one-year term.

The independent Lead Director has significant authority and responsibilities that protect shareholders' interests by promoting strong management oversight and accountability. Under the Guidelines, the independent Lead Director, in consultation with the other independent directors, has the following substantive duties and responsibilities:

• Serve as liaison between the independent directors and the Chairman and CEO;

• Seek input from the independent directors and advise the Chairman and CEO as to an appropriate annual schedule of, and major agenda topics and content of related briefing materials for, regular Board meetings prior to Board review;

• Review and approve meeting agendas as well as the content of Board briefing materials;

• Review and approve the allocation of time between the Board and committee meetings;

• Preside at Board meetings at which the Chairman and CEO is not present, including executive sessions of the independent directors and, as appropriate, apprise the Chairman of the topics considered;

• Call meetings of the independent directors or of the Board as needed;

• Facilitate effective communication and interaction between the Board and management;

• Serve as an *ex officio* non-voting member of all Board committees;

• Provide input into the design of the annual Board, committee and individual director self-evaluation process;

• Work with the Governance Committee to develop recommendations for committee structure, membership, rotations and committee chairs;

• Be available for consultation and direct communication with the Company's major shareholders; and

• Perform such other duties as the Board may from time to time delegate to the independent Lead Director.

⮕ Director Independence

ALL DIRECTORS ARE INDEPENDENT EXCEPT FOR OUR CHAIRMAN AND CEO

The Guidelines require that at least 80% of our directors meet the Nasdaq listing standards' independence requirements. In order to determine that a director is independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no relationship with Mondelēz International or any of its subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based on that criterion, the Board determined that the following directors are independent: Lewis W.K. Booth, Charles E. Bunch, Ertharin Cousin, Lois D. Juliber, Peter W. May, Jorge S. Mesquita, Jane Hamilton Nielsen, Fredric G. Reynolds, Christiana S. Shi, Patrick T. Siewert, Michael A. Todman and Jean-François M. L. van Boxmeer. The Board also determined that former director Debra A. Crew was independent during the time that she served as a director in 2021.

Mr. Van de Put is not independent because he is a Mondelēz International employee.

⮕ Board Oversight of Strategy

Oversight of our business strategy is one of our Board's key responsibilities. The Board believes that overseeing and monitoring strategy is a continuous process. The Board has at least one meeting each year primarily dedicated to strategy where it meets with management to discuss, understand and challenge our strategic plan's short- and long-term objectives. At Board meetings held throughout the year, the Board and management track progress against the strategic plan's goals, consider impacts due to changing circumstances in the industry and the economic environment, and monitor strategic and operational risks. Throughout the strategic review that led to the development of our growth strategy, the Board and management team worked in close coordination to craft a consumer-centric strategy that leverages our Company's unique strengths in the snacking market to accelerate growth.

Our Board, with recommendations from the Finance Committee, oversees the alignment of our capital allocation priorities with our long-term strategy. The Board oversees our capital allocation process and annually reviews our capital deployment budget, with the goal of balancing investment in growth and returning cash to shareholders. We continue to demonstrate this balance through our investments in capital expenditures, mergers and acquisitions, research and development paired with dividend growth and share repurchases.

Our Board also oversees our ESG strategy, progress, alignment with purpose, stakeholder interests and strategic risk, and reviews progress on evolving our growth culture and our DEI goals. Specific responsibilities are delegated to committees. The Governance Committee oversees our ESG framework, including critical issues, KPI performance and strategic communications; consumer well-being, environmental and social sustainability; and Board ESG education and capabilities. The People and Compensation Committee oversees our DEI priorities, including hiring practices and pay equity tracking, as well as employee well-being matters and ESG KPIs for incentive plans. The Audit Committee oversees our safety priorities and goals, as well as ESG-related frameworks, disclosures, controls and assurance.

⮕ Board Oversight of Risk Management

Our business faces various risks, including strategic, financial, operational and compliance risks. Identifying, managing and mitigating our exposure to these risks, along with effective oversight of such matters, are activities critical to our operational decision-making and annual planning processes.

Management is responsible for the day-to-day assessment, management and mitigation of risk. The Board has ultimate responsibility for risk oversight, but it has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee. Pursuant to its charter, the Audit Committee regularly and at least annually reviews and discusses our enterprise risk management ("ERM") process, and global and business unit assessment and risk mitigation results.

Our ERM process is ongoing and implemented at all levels of our operations and across business units to identify, assess, monitor, manage and mitigate risk. Our ERM process facilitates open communication between management and the Board, so that the Board and committees understand key risks to our business and performance, and the functioning of our risk management process, including who participates in the process and the information gathered in the assessment.

Annually, the Audit Committee reviews and approves management's recommendation for allocating to the full Board or another committee, or retaining for itself, responsibility for reviewing and assessing key risk exposures and management's response to those exposures.

Management provides reports to the Board or the appropriate committee on key risks and the actions management has taken to monitor, control and mitigate these risks. Management also attends Board and committee meetings to discuss these reports and provide any updates. The committees report key risk discussions to the Board following their meetings. Board members may also further discuss the risk management process directly with members of management.

During 2021, the Board and committees reviewed and assessed risks related to our business and operations as shown below. The Board annually reviews and sometimes reallocates responsibilities among committees. Accordingly, the allocation of responsibilities and/or descriptions of risk categories shown in this table may change during 2022.



THE BOARD

- Strategy
- Operations
- COVID-19
- Food safety (including supply chain and food defense)
- Revenue growth management and pricing strategy
- Sustainability and climate change

- Competition
- Human capital management, including labor and employment practices, and diversity, equity and inclusion
- Transformation change management and supply chain excellence
- Enterprise digital transformation

COMMITTEES

AUDIT

- Financial statements
- Financial reporting process
- Accounting matters
- Legal, compliance and regulatory matters
- Business continuity/ disaster recovery
- Cybersecurity and data protection
- Financial risk management (including foreign exchange, commodities exposure, and income and other taxes)
- Health, safety and environmental matters

GOVERNANCE, MEMBERSHIP AND SUSTAINABILITY

- Governance practices
- Board organization, membership and structure
- Related person transactions
- Well-being
- Environmental and social sustainability
- Public policy
- Mondelēz International's public image and reputation
- Political activities and contributions

PEOPLE AND COMPENSATION

- Executive compensation policies and practices
- Succession planning
- People policies, practices and strategy
- Diversity, Equity and Inclusion

For a discussion about risk oversight relating to the compensation programs, see "How the People and Compensation Committee Manages Compensation-Related Risk" on page 54.

FINANCE

- Capital structure
- Financial strategies and transactions (including economic trends)
- Interest rate exposure
- Enterprise funding and liquidity

⊙ Board Oversight of Human Capital Management and Corporate Culture

HUMAN CAPITAL MANAGEMENT

Our Board recognizes that our employees are our greatest asset and is actively engaged in human capital management throughout the organization. The People and Compensation Committee is responsible for oversight of organizational engagement and effectiveness and regularly reviews human resources policies and practices, talent sourcing strategies, employee development programs, succession plans, and diversity policies, objectives and programs.

Talent Development

At the executive level, the People and Compensation Committee, together with the CEO, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare leaders for greater responsibilities. The People and Compensation Committee also focuses on plans for developing our mid-level talent into our future leaders, and we have a number of initiatives to provide these potential future leaders with the experience and exposure needed to succeed at the highest levels of our Company. Specifically, we promote employee development by reviewing strategic positions regularly and identifying potential internal candidates to fill those roles, evaluating job skill sets to identify competency gaps and creating developmental plans to facilitate employee professional growth. We invest in our employees through training and development programs, on the job experiences, coaching, as well as tuition reimbursement for a majority of our employees in the United States to promote continued professional growth. Additionally, we understand the importance of maintaining competitive compensation, benefits and appropriate training that provide growth, developmental opportunities and multiple career paths with the Company.

Diversity, Equity and Inclusion

To build on our significant progress on DEI initiatives over the last several years and to continue to further our progress, the Board uses a governance model that includes full Board reviews twice per year of the Company's approach and response to diversity, equity and inclusion. The Board is involved and aligned with management, including our Mondelēz Leadership Team and SVP, Chief Global Diversity Officer, on these DEI commitments and initiatives.

To reinforce these commitments and initiatives, we include specific DEI metrics as a part of the strategic scorecard within our AIP for our CEO and other senior leaders. These metrics include women in leadership globally and Black representation in our U.S. management team. At the end of 2021, women held 39% of executive leadership roles (defined as the Mondelēz Leadership Team plus one level below), significantly closing the gap to the balance of the organization, and 27% of the CEO's management leadership team roles. We are exceeding our expected annual progress on our goal to double the percentage of Black representation in U.S. management by 2024. For our U.S. leadership, Black employees held 5.1% of management roles (defined as Director and above) at the end of 2021 and 3.2% at the end of 2020, a 1.9 percentage point ("pp") increase.

Workplace Safety

The Audit Committee oversees our safety performance and reviews with management our safety priorities and initiatives. To promote a strong culture of safety and prioritize keeping a safe working environment, we employ comprehensive health, safety and environment management policies and standards throughout the organization. In addition, we strive to continuously improve our work processes, tools and metrics to reduce workplace injuries and enhance safety.

In response to the COVID-19 pandemic, we implemented strict health and safety protocols and took appropriate measures in our facilities. To support our colleagues and promote a diverse and sustainable workforce, we launched "The Right You," a global cross-functional initiative empowering our team members to thrive both at work and at home. "The Right You" is a globally-integrated, holistic approach to employee Well-being, that provides employees with resources, tools, social support, privacy, and strategies to adopt and maintain healthy behaviors and ensures clarity for all employees on the resources that are available.

CORPORATE CULTURE

Our Board believes that a positive corporate culture is vitally important to our success and oversees implementation of practices and policies to maintain a positive and engaging work environment for our team members. Our global compliance and integrity program guides our employees to act with integrity and make ethical decisions while conducting business around the world. In addition, Board members are provided direct access to our employees and have engaged with them in person in the pre-COVID-19 pandemic through activities such as walking the floors of our offices, and periodic plant and in-market visits. These visits provide directors with an opportunity to assess our culture and interact with employees outside the senior management team, and we anticipate that these activities will resume in 2022.

Each year the Board reviews our global employee engagement survey results. The survey provides rich data for our leaders and a benchmark to other companies, and we create action plans at global, regional, functional and managerial levels.

For additional details on talent and development initiatives, our DEI initiatives, workplace safety and wellness, and our engagement survey, please see the Human Capital section of our 2021 Form 10-K.

⦿ Meeting Attendance

Directors are expected to attend all Board meetings, the Annual Meeting of Shareholders and all meetings of the committees on which they serve. We understand, however, that occasionally a director may be unable to attend a meeting for good reason due to conflicts or unforeseen circumstances.

• The Board held nine meetings during 2021. The Board acted by unanimous written consent two times.

• During 2021, Mmes. Juliber and Shi and Messrs. Bunch, May, Reynolds, Siewert, Todman and Van de Put attended 100% of the meetings of the Board and all committees on which they served during the period that he or she served. Ms. Nielsen and Messrs. Booth, Mesquita and van Boxmeer attended at least 78% of meetings of the Board and all committees on which they served during the period that he or she served. Ms. Crew did not stand for re-election at the 2021 annual meeting of shareholders and was unable to attend certain meetings at the end of her tenure, bringing her attendance to 43%.

• All of the then-incumbent directors and director nominees except Ms. Crew attended the 2021 annual meeting of shareholders.

➲ Codes of Conduct

CODE OF BUSINESS CONDUCT AND ETHICS FOR NON-EMPLOYEE DIRECTORS

We have adopted the Code of Business Conduct and Ethics for Non-Employee Directors that fosters a culture of honesty and integrity, focuses on areas of ethical risk, guides non-employee directors in recognizing and handling ethical issues, and provides mechanisms to report unethical conduct. Annually, each non-employee director must acknowledge in writing that he or she has received, reviewed and understands the Code of Business Conduct and Ethics for Non-Employee Directors.

EMPLOYEE CODE OF CONDUCT

We have adopted the Mondelēz International Code of Conduct for all our employees that reflects our values and contains important rules for conducting our business. The Code of Conduct is part of our global compliance and integrity program. The program provides training throughout the Company and encourages reporting of potential wrongdoing through anonymous reporting options and a publicized non-retaliation policy.

➲ Where to Find More Information

To learn more about our corporate governance practices, you can access the corporate governance documents listed below at *www.mondelezinternational.com/investors/corporate-governance*. We will also provide copies of any of these documents to shareholders upon written request to the Corporate Secretary.

• Articles of Incorporation

• By-Laws

• Corporate Governance Guidelines

• Board Committee Charters

• Code of Business Conduct and Ethics for Non-Employee Directors

You can access the Code of Conduct at
www.mondelezinternational.com/about-us/our-way-of-doing-business/Code-of-Conduct.

We intend to disclose in the Corporate Governance section of our website any amendments to the Code of Business Conduct and Ethics for Non-Employee Directors or Code of Conduct and any waiver granted to an executive officer or director under these codes, to the extent required.

➲ Review of Transactions with Related Persons

RELATED PERSON TRANSACTIONS POLICY AND PROCEDURES

The Board has adopted a written policy regarding related person transactions. In general, "related persons" are the following persons and their immediate family members: directors, executive officers and shareholders beneficially owning more than 5% of our outstanding Common Stock. A related person transaction is one in which Mondelēz International or one of its subsidiaries is a participant, the amount involved exceeds $120,000, and any related person had, has or will have a direct or indirect material interest.

The Governance Committee reviews transactions that might qualify as related person transactions. If the Governance Committee determines that a transaction is a related person transaction, then the Governance Committee reviews and approves, disapproves or ratifies the transaction. Only those related person transactions that are fair and reasonable to Mondelēz International and in our shareholders' best interests are ratified or approved. When it is not practicable or desirable to delay review of a transaction until a committee meeting, the chair of the Governance Committee may act on behalf of the committee and report to the Governance Committee on any transaction reviewed.

When reviewing and acting on a related person transaction under this policy, the Governance Committee considers, among other things:

• the commercial reasonableness of the transaction;

• the materiality of the related person's direct or indirect interest in the transaction;

• whether the transaction may involve an actual conflict of interest or create the appearance of one;

• the impact of the transaction on the related person's independence (as defined in the Guidelines and the Nasdaq listing standards); and

• whether the transaction would violate any provision of the Code of Business Conduct and Ethics for Non-Employee Directors or the Code of Conduct.

Any member of the Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberations or decisions regarding the transaction.

REVIEW OF RELATED PERSON TRANSACTIONS SINCE JANUARY 1, 2021

On February 3, 2022, BlackRock, Inc. ("BlackRock"), an investment management corporation, filed a Schedule 13G/A with the SEC reporting that it was a greater than 5% shareholder of the Company as of December 31, 2021. During 2021, BlackRock acted as an investment manager with respect to certain investment options under our U.S., Canadian and Puerto Rican retirement savings plans and Canadian, Irish and U.K. pension plans. BlackRock was selected as an investment manager by each plan's designated authority for plan investments. BlackRock's selection was based on the determination of each plan's designated authority that the selection met applicable standards and that the fees were reasonable and appropriate. BlackRock's fees were approximately $2.89 million during 2021. Each of the plans for which BlackRock performed services paid the fees for those services from its assets. The plans expect to pay similar fees to BlackRock during 2022 for similar services. Fees, based on plan asset value, are paid quarterly on a lag basis.

➲ Anti-Hedging Policy

Our Insider Trading Policy prohibits our employees, including our executive officers, and our directors (together, "Mondelēz International Personnel") from engaging in transactions involving Mondelēz International, Inc.-based or Mondelēz International, Inc. subsidiary-based derivative securities, short-selling or hedging transactions that create an actual or potential bet against Mondelēz International, Inc. or one of its subsidiaries. Derivative securities include options, warrants, convertible securities, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as Mondelēz International, Inc. stock. This prohibition includes, but is not limited to, trading in Mondelēz International, Inc.-based or Mondelēz International, Inc. subsidiary-based option contracts (for example, buying and/or writing puts and calls or transacting in straddles). This prohibition also applies to family members who reside with Mondelēz International Personnel, others who live in their households (except tenants or staff), any family members who do not live in their households but whose transactions in securities they direct or are subject to their influence or control, any corporations or other business entities controlled or managed by Mondelēz International Personnel and any trusts of which Mondelēz International Personnel are the trustee or over which they otherwise have investment control.

Shareholder Outreach and Communications with the Board

As part of our effort to better understand our shareholders' perspectives, we regularly engage with our shareholders, seeking their input and views on various matters. Since our 2021 Annual Meeting of Shareholders, non-employee directors and members of senior management have conducted comprehensive shareholder engagement. We reached out to shareholders representing approximately 50% of our outstanding shares, engaged with 22 different shareholders, representing approximately 40% of our outstanding shares, and the independent Lead Director led conversations with shareholders representing approximately 30% of our outstanding shares. In addition, we engaged with shareholders at roundtables and corporate governance forums. During the engagements, we discussed a variety of topics, including the Company's business strategy, executive compensation and environmental, social and governance matters. These discussions were very productive, and we appreciate that our shareholders took the time to share their perspectives and questions with us. The Board values our shareholders' perspectives, and the feedback we received during these conversations was shared with the Board, the People and Compensation Committee, and the Governance Committee, and it continues to inform our policies and practices. For more information on our shareholder engagement, see "Shareholder Engagement on Executive Compensation" on page 68.


REACHED OUT
to shareholders representing
~50%
OF OUR OUTSTANDING SHARES
SPOKE with 22 different
shareholders representing
~40%
OF OUR OUTSTANDING SHARES
Independent Lead Director
led meetings with
shareholders representing
~30%
OF OUR OUTSTANDING SHARES

Interested parties may directly contact the Board, the independent Lead Director, any of the independent directors or any committee of the Board regarding matters relevant to the Board's duties and responsibilities. Information about how to do so is available at *www.mondelezinternational.com/investors/corporate-governance/contacting-the-board-and-reporting-wrongdoings*. The independent Lead Director is available for consultation with our major shareholders.

The Corporate Secretary forwards communications relating to matters within the Board's purview to the independent Lead Director or appropriate independent director(s), and communications relating to matters within a Board committee's area of responsibility to the chair of the appropriate committee. Communications relating to ordinary business matters, such as suggestions, inquiries and consumer complaints, are forwarded to the appropriate Mondelēz International executive or employee and made available to any independent director who requests them. We do not forward solicitations, junk mail, or frivolous or inappropriate communications.

BOARD COMMITTEES AND MEMBERSHIP

The Governance Committee considers and makes recommendations to the Board regarding the Board's committee structure and membership. The Board establishes its committee structure and designates the committee members and chairs after consideration of the Governance Committee's recommendations.

The Board currently has four standing committees: Audit; Finance; Governance, Membership and Sustainability; and People and Compensation. The Board has adopted a written charter for each standing committee. The charters, which are available on our website at *www.mondelezinternational.com/investors/corporate-governance*, define the committees' respective roles and responsibilities. All committee members and chairs are independent.

Committee chairs approve agendas and materials for their committee meetings. Each committee meets regularly in executive session without management. Committees may retain outside legal, financial and other advisors at the Company's expense. In addition, directors may attend the meetings of any committee of which they are not a member.

➡ Committee Membership

	As of March 14, 2022			
	Audit Committee	Finance Committee	Governance, Membership and Sustainability Committee	People and Compensation Committee
Lewis W.K. Booth		●		●
Charles E. Bunch			▮ (Chair)	●
Ertharin Cousin			●	
Lois D. Juliber			●	▮ (Chair)
Peter W. May*		●		●
Jorge S. Mesquita	●		●	
Jane Hamilton Nielsen	●	●		
Fredric G. Reynolds*	▮ (Chair)	●		
Christiana S. Shi			●	●
Patrick T. Siewert	●	▮ (Chair)		
Michael A. Todman	●		●	
Jean-François M. L. van Boxmeer*+				
Total Number of Committee Meetings During 2021	**10**	**7****	**6**	**7**

* Peter W. May, Fredric G. Reynolds and Jean-François M. L. van Boxmeer will not stand for re-election to the Board.

** The Finance Committee acted once by unanimous written consent.

\+ As Lead Director, Mr. van Boxmeer is an *ex-officio* non-voting member of all committees.

● Member

▮ Chair

➡ Audit Committee

The Board established the Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Board has determined that all of the Audit Committee members are independent within the meaning of the Nasdaq listing standards and Rule 10A-3 of the Exchange Act. The Board also determined that all Audit Committee members are able to read and understand financial statements in accordance with Nasdaq listing standards and are financially literate in accordance with the New York Stock Exchange listing standards. The Board has determined that director nominees Jane Hamilton Nielsen, Patrick T. Siewert and Michael A. Todman are "audit committee financial experts" within the meaning of SEC regulations and have financial sophistication in accordance with Nasdaq listing standards. The Board has also determined that Frederic G. Reynolds, who will not stand for re-election, is also an audit committee financial expert within the meaning of the SEC regulations. No Audit Committee member received any payments in 2021 from us other than compensation for service as a director.

Under its charter, the Audit Committee is responsible for overseeing our accounting and financial reporting processes and audits of our financial statements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accountants, including review of their qualifications, independence and performance.

Among other duties, the Audit Committee also oversees:

- the integrity of our financial statements, our accounting and financial reporting processes, and our systems of internal control over financial reporting and safeguarding our assets;

- our compliance with legal and regulatory requirements;

- the qualifications, independence and performance of our independent auditors;

- the performance of our internal auditors and internal audit functions;

- our safety priorities and goals, as well as ESG-related frameworks, disclosures, controls and assurance;

- our technology and cybersecurity risk, including risk mitigation; and

- our guidelines and policies with respect to risk assessment and risk management.

The Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing matters, or anything else that appears to involve financial or other wrongdoing. To report such matters, please visit *www.mondelezinternational.com/about-us/compliance-and-integrity* for information about reporting options.

AUDIT COMMITTEE REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Management has primary responsibility for Mondelēz International's financial statements and the reporting process, including the systems of internal control over financial reporting. Our role as the Audit Committee of the Mondelēz International Board of Directors is to oversee Mondelēz International's accounting and financial reporting processes and audits of its financial statements. We also emphasize the Board's commitment to compliance and ethical conduct throughout the organization. In addition, in 2021 we assisted the Board in its oversight of:

• Mondelēz International's compliance with legal and regulatory requirements;

• Mondelēz International's independent registered public accountants' qualifications, independence and performance;

• The performance of Mondelēz International's internal auditor and the internal audit function; and

• Mondelēz International's risk assessment and risk management guidelines and policies.

Our duties include overseeing Mondelēz International's management, the internal audit department and PricewaterhouseCoopers LLP, Mondelēz International's independent registered public accountants, in their performance of the following functions, for which they are responsible:

Management

• Preparing Mondelēz International's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP");

• Assessing and establishing effective financial reporting systems and internal controls and procedures; and

• Reporting on the effectiveness of Mondelēz International's internal control over financial reporting.

Internal Audit Department

• Assessing management's system of internal controls and procedures; and

• Reporting on the effectiveness of that system.

Independent Registered Public Accountants

• Auditing Mondelēz International's financial statements;

• Issuing an opinion about whether the financial statements conform with U.S. GAAP; and

• Annually auditing the effectiveness of Mondelēz International's internal control over financial reporting.

Periodically, we meet both independently and collectively with management, the internal auditor and/or the independent registered public accountants to, among other things:

• Discuss the quality of Mondelēz International's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;

• Review significant audit findings prepared by each of the independent registered public accountants and internal audit department, together with management's responses;

• Review the overall scope and plans for the audits by the internal audit department and the independent registered public accountants;

• Review matters related to the conduct of the independent registered public accountant's audit;

• Review any critical audit matter identified in the independent registered public accountant's report;

• Review critical accounting policies, the implementation of new accounting standards and the significant estimates and judgments management used in preparing the financial statements and their appropriateness for Mondelēz International's business and current circumstances; and

• Review Mondelēz International's earnings releases and its use of non-GAAP financial measures.

In addition to the activities outlined above, in 2021 we reviewed with management, among other things:

- The continued impacts of COVID-19 on the processes and matters over which we have oversight;

- The Company's ESG reporting and disclosures in its SEC filings and the evolving ESG regulatory landscape, including increased regulatory focus on climate change;

- Guidelines and policies with respect to Mondelēz International's overall risk assessment and risk management, including its enterprise risk management process and specific risks identified in that process, including commodity and foreign exchange risks;

- Mondelēz International's information technology and cybersecurity risk management and business continuity planning, including three briefings by the Company's Chief Information Officer on information security matters and discussions on cybersecurity with the Company's Chief Information Security Officer, the internal audit department and an external consultant;

- Health and safety and compliance matters;

- Significant legal and regulatory matters;

- The U.S. and non-U.S. tax regulatory environment; and

- External ratings related to the performance of our duties of oversight.

Prior to Mondelēz International's filing of its Annual Report on Form 10-K for the year ended December 31, 2021, with the SEC, we also:

- Reviewed and discussed the audited financial statements with management and the independent registered public accountants;

- Discussed with the independent registered public accountants the items the independent registered public accountants are required to communicate to the Audit Committee in accordance with the applicable requirements of the Public Company Accounting Oversight Board and the SEC;

- Received from the independent registered public accountants the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountants' communications with us concerning independence; and

- Discussed with the independent registered public accountants their independence from Mondelēz International, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent registered public accountants from performing specified services that could impair their independence, and (ii) Mondelēz International's and the Audit Committee's policies.

Based upon the review and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Mondelēz International's Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 4, 2022.

Audit Committee:
Fredric G. Reynolds, Chair
Jorge S. Mesquita
Jane Hamilton Nielsen
Patrick T. Siewert
Michael A. Todman

PRE-APPROVAL POLICIES

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accountants. Non-audit services may include audit-related services and tax services, among others. The pre-approval authority details the particular service or category of service that the independent registered public accountants will perform. Management reports to the Audit Committee on the actual fees charged by the independent registered public accountants for each category of service.

During the year, circumstances may arise when it becomes necessary to engage the independent registered public accountants for additional services not contemplated in the original pre-approval authority. In those instances, the committee approves the services before we engage the independent registered public accountants. In case approval is needed before a scheduled committee meeting, the committee has delegated pre-approval authority to its Chair. The Chair must report on such pre-approval decisions at the committee's next regular meeting.

The Audit Committee pre-approved all 2021 audit and non-audit services provided by the independent registered public accountants.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS' FEES

The aggregate fees for professional services provided to us by our independent registered public accountants, PricewaterhouseCoopers LLP, for 2021 and 2020 were:

	2021	2020
Audit Fees	$16,149,000	$15,493,000
Audit-Related Fees	719,000	689,000
Tax Fees	186,000	32,000
All Other Fees	30,000	10,000
Total	**$17,084,000**	**$16,224,000**

Audit Fees include: (a) the integrated audit of our consolidated financial statements, including statutory audits of the financial statements of our affiliates and our internal control over financial reporting; and (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements).

Audit-Related Fees include professional services in connection with employee benefit plan audits and procedures related to various other audit and special reports.

Tax Fees include professional services in connection with tax compliance and advice.

All Other Fees include fees for seminars and use of accounting research and reporting tools.

All fees above include out-of-pocket expenses.

◉ Finance Committee

The Finance Committee's charter sets out its responsibilities, which include reviewing and making recommendations to the Board on significant financial matters, including:

• at least annually, the Company's long-term capital structure, including financing plans, projected financial structure, funding requirements, target credit ratings and return on invested capital;

• authorization of issuances, sales or repurchases of equity and debt securities;

• the Company's external dividend policy and dividend recommendations;

- proposed acquisitions, divestitures, joint ventures, investments, asset sales and purchase commitments for services in excess of $100 million; and

- Board authorization and delegation levels with respect to financing matters.

The Finance Committee also reviews and discusses with management:

- results of transactions such as acquisitions, divestitures, joint ventures and investments in excess of $100 million; and

- the cash-flow impact of non-debt obligations, including funding pension and other post-retirement benefit plans.

⮕ Governance, Membership and Sustainability Committee

The Governance Committee's charter sets out its responsibilities. Among other duties, the Governance Committee's activities include:

- at least annually, reviewing the characteristics, skills, knowledge, experience for identifying and evaluating directors and recommend changes to the Board, if any;

- reviewing candidates' qualifications for Board membership consistent with criteria determined by the Board;

- considering the performance and suitability of incumbent directors for re-election and recommending to the Board a slate of nominees for each annual meeting of shareholders and candidates to be appointed to the Board as necessary to fill vacancies and newly created directorships;

- making recommendations to the Board as to directors' independence and related person transactions;

- making recommendations to the Board concerning the functions, composition and structure of the Board and its committees;

- recommending the frequency of Board meetings and content of Board agendas;

- recommending to the Board the directors' retirement age;

- advising and making recommendations to the Board on corporate governance matters, including the Corporate Governance Guidelines and the annual self-assessment process for the Board, its committees and its directors;

- administering the Code of Business Conduct and Ethics for Non-Employee Directors and monitoring directors' compliance with our stock ownership guidelines;

- overseeing policies and programs related to corporate citizenship, social responsibility and public policy issues significant to Mondelēz International such as sustainability and environmental responsibility; food labeling, marketing and packaging; and philanthropic and political activities and contributions;

- overseeing our ESG framework, including critical issues, KPI performance and strategic communications; consumer well-being, environmental and social sustainability; and Board ESG education and capabilities;

- monitoring issues, trends, internal and external factors and relationships that may affect Mondelēz International's public image and reputation and the food and beverage industry; and

- monitor significant developments in the regulatory environment.

POLITICAL ACTIVITY AND GOVERNANCE

We maintain a robust governance framework for overseeing our political activities. We do so responsibly and transparently, with priority on compliance with federal, state and local laws. The Governance Committee oversees our policies and programs related to corporate citizenship and public policy issues significant to the Company. As our success depends on sound public policies, we regularly work with government officials regarding matters of concern in accordance with applicable laws and regulations.

Mondelēz International has a proud history of involvement in the communities where employees live and work, including participation in the political process to support policies that impact our communities, employees and businesses. We provide comprehensive disclosure of political activity through our website: *www.mondelezinternational.com/investors/ corporate-governance/board-oversight-of-corporate-citizenship* reflecting our policies and procedures for making political contributions and expenditures. In addition, the website provides information on our lobbying activities and a link to the lobbying disclosure reports we file with the U.S. Congress. A list of trade associations to which we pay dues of more than $50,000 annually, including the portion of dues attributable to lobbying, can also be found on our website. As demonstrated by our robust reporting, we are firmly committed to providing shareholders with transparency about our political activities.

⮞ People and Compensation Committee

PEOPLE AND COMPENSATION COMMITTEE INDEPENDENCE, INTERLOCKS AND INSIDER PARTICIPATION

The Board determined that all People and Compensation Committee members are independent within the meaning of the Nasdaq listing standards, including the heightened independence criteria for People and Compensation Committee members. All are "non-employee" directors under SEC rules and outside directors under the Internal Revenue Code of 1986, as amended (the "Code"). None of the People and Compensation Committee's members are or were:

- an officer or employee of Mondelēz International;

- a participant in a related person transaction required to be disclosed under Item 404 of Regulation S-K (for a description of our policy on related person transactions, see "Review of Transactions with Related Persons" on page 42); or

- an executive officer of another entity at which one of our executive officers serves on the board of directors or the compensation committee.

RESPONSIBILITIES

The People and Compensation Committee's charter sets out its responsibilities, which include:

- establishing our executive compensation philosophy;

- determining the group of companies the People and Compensation Committee uses to benchmark executive and director compensation;

- assessing the appropriateness and competitiveness of our executive compensation programs;

- reviewing and approving the CEO's goals and objectives, evaluating the CEO's performance against those goals and objectives and, based upon its evaluation, determining both the elements and amounts of the CEO's compensation;

- reviewing and approving the compensation of the CEO's direct reports and other officers subject to Section 16(a) of the Exchange Act;

- determining annual incentive compensation, equity grants and other long-term incentive grants and awards under our incentive plan;

- determining the Company's policies governing options and other stock grants;

- making recommendations to the Board regarding incentive plans requiring shareholder approval and approving eligibility for and design of executive compensation programs implemented under those plans;

- reviewing our compensation and benefits policies and practices as they relate to our risk management practices and risk-taking incentives, and reviewing proposed material changes to those policies and practices;

- reviewing periodically the Company's key human resources policies and practices related to organizational engagement and effectiveness, talent sourcing strategies and employee development programs;

- overseeing the management development and succession planning process (including emergency planning) for the CEO and his direct reports;

- reviewing key human resource policies and practices, including our policies, objectives and programs related to diversity, and periodically reviewing our performance on DEI;

- monitoring executive officers' compliance with our stock ownership guidelines;

- benchmarking independent director compensation and considering the appropriateness of the form and amount of independent director compensation;

- advising the Board regarding the compensation of independent directors;

- reviewing and discussing with management the CD&A and preparing and approving the People and Compensation Committee's report to shareholders included in our Proxy Statement;

- assessing the independence of the People and Compensation Committee's outside advisors and at least annually assessing whether the work of its compensation consultants has raised any conflict of interest that must be disclosed in our annual report and Proxy Statement; and

- assessing the results of the Company's most recent advisory vote on executive compensation.

The People and Compensation Committee has the authority to delegate any of its responsibilities to the committee's Chair, another People and Compensation Committee member, or a subcommittee of People and Compensation Committee members, unless prohibited by law, regulation or any Nasdaq listing standard.

THE PEOPLE AND COMPENSATION COMMITTEE'S USE OF AN INDEPENDENT COMPENSATION CONSULTANT

The People and Compensation Committee retains an independent compensation consultant to assist in evaluating executive compensation programs and advise regarding the amount and form of executive and director compensation. It uses a consultant to provide additional assurance that our executive and director compensation programs are reasonable, competitive and consistent with our objectives. It directly engages the consultant under an engagement letter that the People and Compensation Committee reviews at least annually.

Since August 2019, the People and Compensation Committee has retained Semler Brossy as its independent compensation consultant. Annually, the People and Compensation Committee reviews Semler Brossy's engagement. During 2021, Semler Brossy provided the People and Compensation Committee advice and services, including:

- regularly participating in People and Compensation Committee meetings, including executive sessions that exclude management;

- consulting with the People and Compensation Committee Chair and being available to consult with other committee members between meetings;

- advising on the composition of the Compensation Survey Peer Group and the Performance Peer Group (as described on page 84) used for benchmarking pay, incentive design and performance;

- providing competitive peer group compensation data for executive positions and evaluating how the compensation we pay the NEOs (as described on page 84) relates both to the Company's performance and to how peers compensate their executives;

- analyzing best practices and providing advice about design of the annual and long-term incentive plans, including selecting performance metrics and ranges;

- updating the People and Compensation Committee on executive compensation trends, issues and regulatory developments;

- advising on our proxy statement and CD&A, and supporting our efforts in shareholder outreach on the compensation program; and

- benchmarking, assessing and recommending non-employee director compensation.

For the year ended December 31, 2021, Semler Brossy provided no services to Mondelēz International other than consulting services to the People and Compensation Committee regarding executive and non-employee director compensation.

At least annually, the People and Compensation Committee reviews the current engagements and the objectivity and independence of the advice that Semler Brossy provides on executive and non-employee director compensation. The People and Compensation Committee considered the six specific independence factors adopted by the SEC and Nasdaq and determined that Semler Brossy is independent and Semler Brossy's work did not raise any conflicts of interest.

EXECUTIVE OFFICERS HAVE A LIMITED ROLE IN THE PEOPLE AND COMPENSATION COMMITTEE'S DETERMINATION OF EXECUTIVE COMPENSATION AND RECOMMENDATIONS TO THE BOARD REGARDING NON-EMPLOYEE DIRECTOR COMPENSATION

- Each year, the CEO presents compensation recommendations for his direct reports and the other executive officers, including the NEOs. The People and Compensation Committee reviews and discusses these recommendations with the CEO but retains full discretion over the compensation of these employees.

- The CEO does not make recommendations or participate in deliberations regarding his own compensation.

- Executive officers do not play a role in determining or recommending the amount or form of non-employee director compensation.

See "How Compensation Decisions are Made" on page 84 for additional detail on roles in the decision-making process.

THE PEOPLE AND COMPENSATION COMMITTEE'S ROLE IN MANAGEMENT SUCCESSION PLANNING AND DEVELOPMENT

Succession planning for senior management positions, which facilitates continuity of leadership over the long term, is critical to our success and important at all levels within our organization. Our Board's involvement in leadership development and succession planning is systematic, strategic and continuous. The People and Compensation Committee oversees the development and retention of senior management talent while also maintaining an appropriate succession plan for our CEO. Additionally, the Board has contingency plans for emergencies such as the death or disability of the CEO.

The People and Compensation Committee, together with the CEO, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare leaders for greater responsibilities. The CEO also provides a regular review to the People and Compensation Committee of the executive leadership team. While the People and Compensation Committee has the primary responsibility to develop succession plans for the CEO position, it annually reports to the Board and decisions are made at the Board level. Potential leaders interact with Board members through formal presentations and, prior to the onset of the COVID-19 pandemic, during informal events. More broadly, the Board is updated on human capital matters for the overall workforce, including recruiting, DEI and development programs.

HOW THE PEOPLE AND COMPENSATION COMMITTEE MANAGES COMPENSATION-RELATED RISK

As it does each year, in 2021 the People and Compensation Committee evaluated whether our compensation designs, policies and practices operate to discourage our executive officers and other employees from taking unnecessary or excessive risks. As described in the "Compensation Discussion and Analysis," we design our compensation to incentivize executives and other employees to achieve the Company's financial and strategic goals as well as individual performance goals that promote long-term shareholder returns. Our compensation design discourages our executives and other employees from taking excessive risks for short-term benefits that may harm the Company and our shareholders in the long term. The compensation program includes several risk-mitigating elements, including:

- using both short-term and long-term performance-based compensation so executives do not focus solely on short-term performance;

- weighting executive compensation heavily toward long-term incentives to encourage sustainable shareholder value and accountability for long-term results;

- using multiple relevant performance measures in our incentive plan designs so executives do not place undue importance on one measure, which could distort the results that we want to incent;

- weighting both business performance and strategic KPIs in our AIP so non-executive employees do not have too narrow a focus;

- capping the amount of incentives that may be awarded or granted;

- retaining discretion to reduce incentive awards based on unforeseen or unintended consequences and clawback compensation upon certain financial restatements or significant misconduct that could damage the reputation of the Company;

- requiring our top executives to hold a significant amount of their compensation in Common Stock and prohibiting them from hedging, pledging or engaging in short sales of their Common Stock;

- minimizing use of employment contracts;

- not backdating or re-pricing option grants; and

- not paying severance benefits on change in control ("CIC") events unless the affected executive is first involuntarily terminated without cause or terminates due to good reason.

In addition, the Audit Committee oversees our ethics and compliance programs that educate executives and other employees on appropriate behavior and the consequences of inappropriate actions. These programs not only drive compliance and integrity but also encourage employees with knowledge of potential wrongdoing to report concerns by providing multiple reporting avenues while protecting reporting employees against retaliation.

In light of these analyses, the People and Compensation Committee believes that our compensation programs and processes do not encourage excessive risk taking nor do they create risks that are reasonably likely to have a material adverse effect on the Company.

Semler Brossy also reviewed the People and Compensation Committee's risk analysis and agreed with the People and Compensation Committee's conclusion.

GOVERNANCE FRAMEWORK AROUND THE USE OF EARNINGS PER SHARE IN OUR INCENTIVE PROGRAMS

The People and Compensation Committee believes it is appropriate to base executive compensation on performance metrics that align with our external reporting framework and the means by which shareholders and other stakeholders measure our performance. Accordingly, the Earning Per Share ("EPS") metric we use in our long-term incentive program, like our external targets, accounts for our capital allocation plans for the year, including expected share repurchases. The People and Compensation Committee recognizes there are differing views among investors as to whether share repurchases should be factored into EPS targets in executive compensation programs but believes our robust governance and compensation practices mitigate the risk that an executive would act imprudently. Specifically,

- the People and Compensation Committee establishes the performance metrics and targets for both the annual and long-term incentive programs;

- the Board oversees our capital allocation process and reviews a budget each year for capital deployment, including share repurchases, with the goal of balancing investment in growth and returning cash to shareholders (as demonstrated through our historical investments in capital expenditures and research and development); and

- the People and Compensation Committee designs the long-term incentive program with a mix of performance metrics such that even if executives were able to deploy an excessive amount of cash towards share repurchases to maximize EPS, there would be offsetting impact on other performance metrics, with no clear visibility towards increasing payouts. Additionally, EPS is not the most heavily weighted metric in the plan.

OUR DISTINCTIVE APPROACH TO ENVIRONMENTAL AND SOCIAL ISSUES

Mondelēz International has a clear and distinctive approach to environmental and social issues aligned to our business strategy. Our approach is informed by our understanding of the issues that are significant to our business and to the communities we touch, and in turn by the priorities we have set for ourselves along our value chain.

Snacking Made Right is the lens through which we outline our environmental and social priorities to deliver on our mission of leading the future of snacking by offering the right snack, for the right moment, made the right way. We prioritize where we can have greater impact, focus on long-term more sustainable outcomes and take a collaborative approach. We have set public goals to achieve meaningful progress and drive positive, lasting change. And we work together in collaboration with partners, external advisors, regulators and stakeholders as we focus on increasing our long-term positive impact and supporting the needs of the planet, our consumers, our colleagues and our stakeholders.

We focus where we can make a bigger difference and deliver greater long-term positive impact including reducing our impact on the environment through manufacturing and raw material sourcing, as well as by promoting the safety and Well-being of our employees, partners and consumers while working to improve the lives and respecting the rights of people across our value chain. We use our scale to promote positive impacts on those who help produce and those who consume our products.

We have identified four social and environmental issues that are significant to building a more sustainable snacking company and have a clear focus of action for each one.

1. Safety - Promote the safety of our people and products.

2. Supply security - Focus on key agricultural commodities and social challenges in the supply chain, including human rights and more sustainable agriculture, through our signature programs for cocoa and wheat.

3. Environmental footprint - Decrease environmental impact across our operations, supply chain and communities – including primary ingredient sourcing, product packaging and manufacturing.

4. Consumer Well-being - Promote health and Well-being through portfolio enhancements, on-pack messaging and community partnerships.

Our strategy and goals in addressing these key focus areas is central to supporting our growth around the world and underpinned by promoting a culture of safety, quality, inclusivity and equity. This strategy includes more sustainable sourcing of key ingredients, reducing our environmental footprint, promoting the rights of people across our value chain, and evolving our portfolio to offer a broad range of high-quality snacks addressing consumer needs while encouraging consumers to snack mindfully.

Ingredients	Climate	Packaging	Social Impact	Diversity, Equity & Inclusion	Consumer Well-Being	Employee Well-Being
Signature sourcing programs: Cocoa Life, Harmony Wheat and Sustainable Palm Oil building resilient landscapes and supply chains	Combat climate change through science-based targets, using natural resources end-to-end more efficiently and renewably	Strive for net zero waste packaging through less and better packaging and improved systems aiming for a circular pack economy	Promote human rights across our value chain and enable empowered communities	Champion DEI for our colleagues, culture and communities	Empower consumers with contemporary Well-being options and choices, mindful snacking habits and portion control	Build a culture which enhances safety, physical and mental Well-being of our colleagues

⮕ Board Oversight and Governance of ESG

Under the leadership of our Board, we are committed to the principle that living our values and doing business the right way can help create a future where people and planet thrive.

Our Board oversees our ESG strategy, progress, alignment with purpose, stakeholder interests and strategic risk, and reviews progress on evolving our growth culture and our diversity, equity and inclusion goals. Specific responsibilities are delegated to committees. The Governance Committee oversees our ESG framework, including critical issues, KPI performance and strategic communications; consumer Well-being, environmental and social sustainability including climate; and Board ESG education and capabilities. The People and Compensation Committee oversees our DEI priorities, including talent acquisition and development practices and pay equity tracking, as well as employee Well-being matters and ESG KPIs for incentive plans. The Audit Committee oversees our safety priorities and goals, as well as ESG-related frameworks, disclosures, controls and assurance.

We have a comprehensive governance structure that provides oversight of our ESG efforts, including our strategic areas of focus: climate change, more circular packaging solutions and social impact. This includes management team oversight on critical sustainability programming and strategy development, in addition to regular progress reviews. We take a disciplined approach to our sustainability initiatives and are committed to remaining transparent and proactive about our progress. We track, report on and hold people accountable for achieving our goals, and we include sustainability metrics in the annual compensation plan for executives.

As part of our commitment to promoting accountability, many of our long-term public goals and associated action plans are developed in partnership with external experts. We consider perspectives from our ongoing engagement with shareholders and other stakeholders, and actively engage with multiple ESG ratings and indices as we advance our disclosure and promote transparency. This two-way dialogue informs our ESG approach, which defines our assessment of the social and environmental issues most significant to us. Materials and processes that guide our assessment include our ERM program for identifying, measuring, monitoring and managing risks; external affairs analysis of stakeholder and regulatory issues; information about our greenhouse gas, land and water footprint; proprietary consumer insight data; and publicly available data on societal issues, including statistics and reports from authorities, non-governmental organizations and peer companies.

Goals

We have public goals, we aim to continue to make progress in our efforts, and we are committed to being transparent and effective in sharing our progress. Some of our goals include the following:

Ingredients	Climate	Packaging	Social Impact	Diversity, Equity & Inclusion	Consumer Well-Being	Employee Well-Being
By 2025, 100% of the cocoa volume for our chocolate brands sourced through Cocoa Life By 2022, 100% wheat volume needed for Europe business unit biscuits production grown under Harmony charter	By 2025, reduce end-to-end CO2e emissions by 10%, reduce absolute water usage in priority sites by 10%, and reduce food waste in internal manufacturing by 15%, over 2018 base	By 2025, 100% of packaging designed to be recyclable By 2025, 5% reduction in virgin plastic, and 25% reduction in virgin rigid plastic, over 2020 base	By 2025, Child Labor Monitoring & Remediation Systems cover 100% of Cocoa Life communities in West Africa Invest in innovative Sustainable Futures ventures and funds	By 2024, double % of women in leadership roles, over 2018 base By 2024, double % U.S. Black representation in management, over 2020 base	By 2025, 20% snacks net revenue from portion control snacks	Continued focus to reduce severity 1 safety incidents to zero By 2022, continue to advance mental and physical Well-being (100% of colleagues have access to Employee Assistance Programs)

United Nations Sustainable Development Goals

Our goals are aligned to our business ambition to lead the future of snacking at Mondelēz International. Several of our ESG goals and the work that we are doing to advance ESG positively impact the U.N. Sustainable Development Goals ("SDG") and we focus on those SDGs where we can make a bigger impact or where our signature programming, like Cocoa Life, has a direct contribution:


1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
8 DECENT WORK AND ECONOMIC GROWTH
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
15 LIFE ON LAND
17 PARTNERSHIPS FOR THE GOALS

2021 Environmental and Social Achievements

Some of our 2021 environmental and social achievements include:

SUSTAINABLE INGREDIENTS	PACKAGING INNOVATION	ENVIRONMENTAL IMPACT	ACCELERATED PROGRESS THROUGH IMPACT INVESTMENTS
75% Cocoa volume for chocolate brands sourced through Cocoa Life **91%** Wheat volume needed for Europe business unit biscuits production grown under Harmony charter	**95%** Packaging designed to be recyclable	Announced goal of net zero greenhouse gas emissions across Scopes 1, 2 and 3 by 2050; will establish near-term emissions-reduction goals in the next two years, in line with the Science Based Targets Initiative (SBTi) "Business Ambition for 1.5°C Pledge"	Launched Impact Investing Platform Sustainable Futures Invested in Circulate Capital's Ocean Fund to advance plastic waste collection and recycling efforts

ESG Reporting

Every year we report our progress against our public goals. We expect to publish our next update in May 2022 as part of our 2021 *Snacking Made Right* report, which will be available on our website, *www.mondelezinternational.com*. The report will demonstrate the impact of our activities, progress against our public goals and the alignment of our Snacking Made Right strategies with the U.N. Sustainable Development Goals. We are also tracking adoption of standards such as those published by the Sustainability Accounting Standards Board ("SASB") and the Task Force on Climate-related Financial Disclosures ("TCFD"), and we disclose alignment indexes to SASB and TCFD on our website. Our 2021 report will detail alignment between those standards and our current disclosures, and we will continue to consider shareholder feedback as we align our sustainability reporting with evolving standards. We monitor investor voting policies and continue to evolve our practices and disclosures. We disclose our consolidated EEO-1 statement of the race and gender of US-based employees, as well as our Board diversity data.

About Our ESG Goals

Reported performance against our quantitative ESG goals covers the period from January 1, 2021 to December 31, 2021, and includes manufacturing facilities under our direct and indirect control, and excludes acquisitions since 2018, unless stated otherwise. Where quantitative goals are linked to revenue, coverage is for all Mondelēz International revenue (excluding acquisitions since 2018) except Venezuela, for which results are excluded from our consolidated financial statements. Where quantitative goals are linked to operations, coverage is for all operations under the control of our integrated supply chain function (excluding acquisitions since 2018); data for external manufacturing includes estimations. Our 2015 acquisition of Enjoy Life Foods is included only in our reporting for our packaging innovation goal. In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

➡ Review of Non-Employee Director Compensation

The People and Compensation Committee reviews non-employee director compensation to confirm that the compensation we offer is market competitive without being excessive. To support the People and Compensation Committee's review, in May 2021, at the People and Compensation Committee's request, Semler Brossy:

• benchmarked our non-employee director compensation against our Compensation Survey Peer Group and other Fortune 100 companies;

• assessed the form and amount of our non-employee director compensation; and

• provided the People and Compensation Committee with this data and an independent assessment of the appropriateness and competitiveness of our non-employee director compensation.

Using Semler Brossy's assessment, the People and Compensation Committee recommended, and the Board approved, an increase in the annual equity retainer of $15,000 to $190,000 annually. This resulting average total pay of $307,000 approximates market median and the pay mix of 38% cash and 62% equity is aligned with market. The Board made no other changes to the non-employee director compensation program in 2021.

➡ Summary of 2021 Compensation Elements

Annual Compensation Elements	Amount ($)
Annual Cash Retainer	110,000
Value of Annual Equity Retainer	190,000
Additional Cash Compensation:	
Lead Director Retainer	30,000
Audit Committee Chair Retainer	25,000
People and Compensation Committee Chair Retainer	25,000
Governance Committee Chair Retainer	20,000
Finance Committee Chair Retainer	20,000

We do not pay non-employee directors any meeting fees.

We also do not pay a Company employee who serves as a director any additional compensation for serving as a director. Dirk Van de Put is the only director who is also a Company employee.

➡ Plan Limits on Non-Employee Director Grants

Our shareholder-approved Amended and Restated 2005 Performance Incentive Plan (the "Equity Plan") caps the maximum fair market value of Common Stock grants made to any non-employee director in any calendar year at $500,000. See the "2021 Non-Employee Director Compensation" and "2021 Non-Employee Director Equity Awards" tables on page 62 for specific values.

Mondelēz International

➡ Cash Compensation – Board, Independent Lead Director and Committee Chair Retainers

We pay our non-employee directors their cash retainers quarterly. The Mondelēz International, Inc. 2001 Compensation Plan for Non-Employee Directors allows directors to defer 25%, 50%, 75% or 100% of their cash retainers into notional unfunded accounts. These accounts are credited with gains/losses based upon the performance of investment funds that mirror certain of the investment options available under the Thrift 401(k) Plan offered to U.S. salaried employees.

If the Board appoints a new non-employee director during the year (i.e., other than at the Annual Meeting of Shareholders), we pay that director prorated compensation for the balance of the year. We prorate cash compensation based on the number of days remaining in the calendar year.

➡ Equity Compensation – Annual Equity Grant

We make annual equity grants to our non-employee directors following the Annual Meeting of Shareholders. In order to align directors' interests with shareholders during the directors' service, grants are in the form of vested deferred stock units. We settle these deferred stock units by distributing actual shares six months after the director ends his or her service as a director. When we pay a dividend on our Common Stock, we accrue the value of the dividends that we would have paid on the shares underlying the deferred stock units. Six months after the director ends his or her service as a director, we issue shares to the director equal to the accumulated accrued value of the dividends.

If the Board appoints a new non-employee director during the year (i.e., other than at the Annual Meeting of Shareholders), we prorate the annual equity grant value based on the number of months until the next Annual Meeting of Shareholders divided by twelve months.

➡ Director Stock Ownership Guidelines

To align our non-employee directors' and our shareholders' interests, we expect our non-employee directors to hold shares of our Common Stock. Our expectations are as follows:

Key Provisions	Explanation of Key Provisions
Ownership expectation	• Amount equal to five times the annual Board cash retainer (i.e., $550,000).
Time to meet expectation	• Five years from joining the Board as a director.
Shares counted toward ownership	• Common Stock, including sole ownership, deferred stock units and accounts over which the director has direct or indirect ownership or control.
Holding expectation	• The Company does not release the shares underlying deferred stock units until six months after the director ends his or her service as a director. The Company does not require that shares be held after distribution/issuance.

If a non-employee director does not meet these ownership expectations, the Lead Director will consider the non-employee director's particular situation and may take action as deemed appropriate. As of March 14, 2022, each director serving for at least five years met or exceeded the ownership expectation.

➡ Company Match for Director Charitable Contributions

Non-employee directors are eligible to participate in the Mondelēz International Foundation (the "Foundation") Matching Gift Program. Each year, the Foundation will generally match up to $15,000 in contributions by a non-employee director to any 501(c)(3) non-profit organization(s).

➡ 2021 Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Booth, Lewis	110,000	190,012	15,000	315,012
Bunch, Charles	130,000	190,012	15,000	335,012
Crew, Debra[4]	42,308	–	10,000	52,308
Juliber, Lois	135,000	190,012	15,000	340,012
May, Peter	110,000	190,012	–	300,012
Mesquita, Jorge	110,000	190,012	–	300,012
Nielsen, Jane[5]	67,995	190,012	–	258,007
Reynolds, Fredric	135,000	190,012	–	325,012
Shi, Christiana	110,000	190,012	5,036	305,048
Siewert, Patrick	130,000	190,012	5,000	325,012
Todman, Michael	110,000	190,012	15,000	315,012
van Boxmeer, Jean-François	140,000	190,012	–	330,012

(1) Includes all retainer fees earned or deferred pursuant to the 2001 Compensation Plan for Non-Employee Directors.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock unit grants in 2021 as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to the consolidated financial statements contained in our 2021 Form 10-K. The deferred stock units are immediately vested, but receipt of the shares is deferred until six months after the director separates from service on the Board. The 2021 Non-Employee Director Equity Awards table provides further detail on the non-employee director grants made in 2021 and the number of stock awards outstanding as of December 31, 2021.

(3) Represents Foundation contributions made as part of the Foundation Matching Gift Program. Annual match limits are based on gift date, not the match date by the Foundation. As such, the amounts reflected may represent gifts that directors made in 2020 but the Foundation did not match until 2021.

(4) Effective May 19, 2021, Ms. Crew concluded her service on the Board. Her 2021 retainer payment was prorated based on the date her term ended. She did not receive an annual equity grant during 2021.

(5) Ms. Nielsen joined the Board effective May 19, 2021. Her annual cash retainer was prorated based on the date her term began.

➲ 2021 Non-Employee Director Equity Awards

Name	All Stock Awards: Number of Shares of Stock or Units Granted in 2021 (#)	All Stock Awards: Grant Date Fair Value of Stock or Units Granted in 2021[1] ($)	Outstanding Stock Awards as of December 31, 2021[2] (#)
Booth, Lewis	3,048	190,012	41,497
Bunch, Charles	3,048	190,012	22,407
Juliber, Lois	3,048	190,012	63,985
May, Peter	3,048	190,012	16,156
Mesquita, Jorge	3,048	190,012	41,869
Nielsen, Jane	3,048	190,012	3,081
Reynolds, Fredric	3,048	190,012	51,653
Shi, Christiana	3,048	190,012	25,215
Siewert, Patrick	3,048	190,012	41,655
Todman, Michael	3,048	190,012	6,730
van Boxmeer, Jean-François	3,048	190,012	47,744

(1) The amounts shown in this column represent the full grant date fair value of the deferred stock units granted in 2021 as computed in accordance with FASB ASC Topic 718.

(2) Shares are fully vested but receipt of shares is deferred until six months after the director separates from service on the Board.

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A details our alignment of pay with financial and strategic performance, outlines our shareholder outreach, provides an overview of compensation program design changes made for 2021, explains the guiding principles and practices upon which our executive compensation program is based and describes the compensation paid to our 2021 NEOs:



Dirk Van de Put
Chairman and Chief Executive Officer



Luca Zaramella
Executive Vice President and Chief Financial Officer



Maurizio Brusadelli
Executive Vice President and President, Asia, Middle East & Africa ("AMEA")



Vinzenz Gruber
Executive Vice President and President, Europe



Laura Stein
Executive Vice President, Corporate & Legal Affairs and General Counsel

➡ Executive Summary

OUR GROWTH STRATEGY

We continue to make significant progress against the strategy we launched in 2018. We are closer to our consumers and have substantially increased investments in our brands, capabilities and people. These efforts are reflected in our financial results. Over the past four years we have seen a marked increase in our top-line growth, gross profit dollar growth and cash flow generation. We believe our current momentum, superior brand portfolio, advantaged geographic and category exposure, expanded ESG agenda and ability to refine our portfolio will position us well to create continued value for shareholders in the future.

Mondelēz International

The three pillars of our strategy:



GROWTH
Accelerate consumer-centric growth
- Strengthen the core business
- Channel expansion
- Drive high growth segments
- Expand into close-in adjacencies

EXECUTION
Drive operational excellence
- Consumer-centric supply chain
- Continuous cost improvement
- Sales & marketing excellence
- Sustainable snacking company

CULTURE
Build a winning growth culture
- Local accountability
- Effective incentives
- Engaged employees & diverse talent
- Employee Well-being

Our reward structure continues to be tightly aligned with our strategy, using incentive plan metrics that are intended to drive high quality results such as volume and market share-driven growth, operational excellence, and a winning growth culture with a "local first" commercial approach.

PERFORMANCE OVERVIEW

Our 2021 performance demonstrates that our strategic priorities and long-term strategy are working. Year-over-year highlights of our 2021 performance, which reflects the impact of COVID-19, include:



VOLUME
+3.1% ORGANIC VOLUME GROWTH

NET REVENUES
+8.0% REPORTED NET REVENUES GROWTH
+5.2% ORGANIC NET REVENUE GROWTH (NON-GAAP)

GROSS PROFIT
+7.7% REPORTED GROSS PROFIT DOLLARS GROWTH
+3.6% ADJUSTED GROSS PROFIT DOLLARS GROWTH @ CONSTANT CURRENCY (NON-GAAP)

EPS
+23.1% REPORTED DILUTED EPS GROWTH
+9.0% ADJUSTED EPS GROWTH @ CONSTANT CURRENCY (NON-GAAP)

See definitions of these measures and GAAP to non-GAAP reconciliations in Annex A.

Our results continue to demonstrate the power of our brands, the strength of our global footprint and the potential of our strategic plan. Since Mr. Van de Put assumed the CEO role in November 2017 and developed and implemented our new strategy, as well as over the past three years and the past year, our Total Shareholder Return ("TSR") performance has outpaced most of our industry peers.

Annualized Total Shareholder Return


1 YEAR
60TH percentile vs. peers
15.9%
9.7%
28.7%
3 YEAR
67TH percentile vs. peers
20.9%
14.3%
26.1%
DURING MR. VAN DE PUT'S TENURE AS CEO
(11/20/2017-12/31/2021)
74TH percentile vs. peers
14.2%
8.0%
18.2%
Mondelēz International
Performance Peer Group Median
S&P 500

We also announced an 11% dividend per share increase in the second quarter of 2021 and returned $3.9 billion of capital to shareholders during the year while continuing to make significant investments in our business. All of this was made possible through our strong cash flow results, with net cash provided by operating activities generating $4.1 billion, resulting in Free Cash Flow of $3.2 billion for 2021. See definition of Free Cash Flow and GAAP to non-GAAP reconciliation in Annex A.

OVERVIEW OF PAY ELEMENTS

This table identifies and describes the primary elements of the 2021 executive compensation program for our NEOs, including the alignment of each incentive plan metric with our strategy. A more detailed discussion, including definitions of the financial measures used in our AIP and PSU grants, can be found later in this CD&A and in Annex A.

Pay Element	Vehicle	2021 Performance Measures	
Base Salary	Cash	Market competitive to retain key talent	
Annual Incentive	100% At-risk cash	**80% Financial Measures:** • Organic Volume Growth (15%) • Organic Net Rev Growth (15%) • Defined Gross Profit Dollars (30%) • Defined Operating Income (20%) • Free Cash Flow (20%)	+/- Market Share Overlay
		20% Strategic KPI Goals[(1)]	
Long-Term Incentive	**75% Performance Share Units** • 3-year cliff vest • 1-year holding requirement post vest	• 25% Organic Net Revenue Growth • 25% Adjusted EPS Growth • 50% Relative Total Shareholder Return	
	25% Stock Options • 3-year ratable vest • 1-year holding requirement post exercise	**Stock Price**	

Alignment with Strategy

GROWTH
Accelerating consumer-centric growth by balancing our investments across both global and local brands and transforming our marketing

EXECUTION
Driving operational excellence in sales execution, marketing and supply chain and generating continuous improvement

CULTURE
Building a winning growth and ownership culture that leverages local commercial expertise and invests in talent and key capabilities

(1) Based on nine KPI goals including ESG goals. See Strategic KPI Objectives on page 75 for detail on 2021 KPI goals.

2021 COMPENSATION PROGRAM DESIGN CHANGES

We did not make any material changes in our 2021 design relative to our design in 2020, including changes as a result of the COVID-19 pandemic. Our program remains aligned with our business strategy and continues to reflect shareholder feedback.

EXECUTIVE COMPENSATION GOALS AND DESIGN PRINCIPLES

The People and Compensation Committee oversees our executive compensation program focusing on the following primary goals:

1. Attract, retain and motivate talented executives and develop world-class business leaders;

2. Support business strategies that promote superior long-term shareholder returns;

3. Align pay and performance by making a significant portion of our executives' compensation dependent on achieving financial and other critical strategic and individual goals; and

4. Align our executives' and shareholders' interests through equity-based incentive grants and stock ownership requirements that link executive compensation to sustained and superior TSR.

Design Principles

Objective	How We Accomplish
Link pay to performance and strategy by aligning compensation with the achievement of relevant financial and critical strategic performance goals.	• Set substantive performance goals reflecting strategy at the beginning of performance cycles and hold executives accountable for delivering on those targets (see "Overview of Pay Elements" on page 66 for linkage of each pay element to our strategy). • Consider individual performance in achievement against strategic goals.
Put pay at risk by heavily weighting the mix of fixed and variable compensation toward variable components.	• 90% of our CEO's compensation and 80% of the other NEOs' compensation is at risk.
Heavily weight the mix of incentives toward long-term equity, the value of which aligns with returns to our shareholders and rewards long-term sustainable performance.	• 72% of our CEO's compensation and 62% of the other NEOs' compensation is in equity-based grants that incentivize long-term performance.
Target compensation at or near the median of our Compensation Survey Peer Group.	• Our CEO's annual target pay package approximates the median CEO target compensation of our 2021 Compensation Survey Peer Group. • Target compensation for our other NEOs is at or near the median of their comparable positions in our 2021 Compensation Survey Peer Group.
Require executives to hold stock at or above peer benchmark levels to align their interests with shareholders and to encourage driving long-term performance rather than short-term decision-making.	• Maintain rigorous stock ownership requirements: CEO must hold 8 times salary and the other NEOs must hold 4 times salary. • All NEOs must hold net shares for at least one year after exercise/vesting regardless of ownership compliance.

SHAREHOLDER ENGAGEMENT ON EXECUTIVE COMPENSATION

The Board encourages open and constructive dialogue with shareholders on executive compensation to facilitate alignment on policies and practices. At the 2021 Annual Meeting of Shareholders, more than 92% of the votes cast for our say-on-pay advisory vote were in favor of our executive compensation policies and practices. We did not make any changes to our compensation program as a result of the advisory vote.

In 2021, we continued our ongoing shareholder engagement program to solicit feedback on our strategy, governance, sustainability practices and compensation programs. In total, we reached out to shareholders representing approximately 50% of our outstanding shares. We ultimately had conversations with 22 different shareholders, representing approximately 40% of our outstanding shares. The independent Lead Director led meetings with shareholders representing approximately 30% of our outstanding shares.

Throughout our discussions, we heard broad support for our compensation programs. Shareholders continue to be supportive of our AIP and LTIP and the metrics we use to incentivize growth.

Feedback from the shareholder discussions was shared with the Board, the People and Compensation Committee and the Governance Committee.


REACHED OUT
to shareholders representing
~50%
OF OUR OUTSTANDING SHARES
SPOKE with 22 different
shareholders representing
~40%
OF OUR OUTSTANDING SHARES
Independent Lead Director
led meetings with
shareholders representing
~30%
OF OUR OUTSTANDING SHARES

CORE COMPENSATION PRACTICES

Our executive compensation governance reflects best practices to protect and promote our shareholders' interests.



WHAT WE DO

- ✓ Require significant stock ownership
- ✓ Require executives to hold equity for at least one year after exercising stock options or vesting of full value awards
- ✓ Require above median TSR performance relative to peers to earn a target PSU payout on that component
- ✓ Provide for "clawbacks" upon certain financial restatements or significant misconduct that could damage the reputation of the Company
- ✓ Conduct an annual compensation risk assessment
- ✓ Offer limited perquisites
- ✓ Pay severance and vest equity only upon a "double trigger" in the event of a CIC
- ✓ Benchmark executive compensation and our performance against relevant comparators
- ✓ Provide for a significant majority of compensation that is based on objective, quantifiable pre-established performance goals
- ✓ Retain an independent compensation consultant to advise the People and Compensation Committee



WHAT WE DON'T DO

- ✗ No re-pricing or exchanging underwater stock options
- ✗ No dividends paid to executives before PSUs vest
- ✗ No above target PSU payout for a negative absolute TSR performance
- ✗ No separate, enhanced health and welfare or retirement benefit plans for NEOs
- ✗ No guaranteed increases to base salaries
- ✗ No hedging, pledging or short sales of our Common Stock
- ✗ No tax gross-ups to NEOs for perquisites or in the event of a CIC
- ✗ No automatic "single trigger" vesting of equity in the event of a CIC
- ✗ No incentives to produce short-term results to the detriment of long-term goals and results
- ✗ No incentives to pursue excessively risky business strategies

⮕ Detailed Program Discussion

TOTAL TARGET COMPENSATION MIX

The People and Compensation Committee places significant focus on performance-based compensation, which is provided in the form of an annual performance incentive under the AIP, and stock options and PSUs under the LTIP. Our focus on performance-based compensation rewards strong Company financial and operating performance as well as aligning the interests of our NEOs with those of our shareholders.

Below we show the 2021 total target compensation mix for our CEO and, on average, our other NEOs. This compensation mix includes base pay, target annual incentive and long-term incentive grants. The majority of compensation for both the CEO and the other NEOs is at risk/variable pay.



ELEMENTS OF COMPENSATION

Base Salary

Overview

Base salary is the primary element of compensation that is fixed. In setting base salaries for each NEO, the People and Compensation Committee follows the same approach used in determining compensation for the broader employee population, including pay competitiveness (generally targeting the median of comparable roles within our Compensation Survey Peer Group). The People and Compensation Committee then considers several other factors, including individual NEO performance, level of responsibility, complexity of role, global pay fairness, experience, potential to assume roles with greater responsibility and, if relevant, host country salary data. The Compensation Committee reviews NEO salaries annually. If awarded, salary increases are generally effective April 1.

If there is a notable change in an NEO's role and responsibilities during the year, the People and Compensation Committee considers whether an off-cycle increase is warranted. Our NEOs did not receive any off-cycle increases in 2021.

2021 Compensation Actions

Mr. Van de Put and Mr. Zaramella each received a base salary increase in 2021 to reflect their strong performance and contributions in their current roles and to maintain market competitiveness with external peers. Ms. Stein started her employment with the Company on January 11, 2021. None of our other NEOs received a base salary increase in 2021. Base salaries for all the NEOs and increases (where applicable) are shown in the table below. After the increases for each NEO, the base salary provided to each NEO remains at or near the market median.

Name	2020 base salary	2021 base salary	% increase
Dirk Van de Put	1,450,000	1,500,000	3.4%
Luca Zaramella	825,000	850,000	3.0%
Maurizio Brusadelli	€ 602,700	€ 602,700	-
Vinzenz Gruber	CHF 710,800	CHF 710,800	-
Laura Stein	-	725,000	-

Mondelēz
International

Annual Incentive Plan

Annual Incentive Plan Award Formula

The People and Compensation Committee used the formula below to determine awards to the NEOs under the 2021 AIP.

TARGET DETERMINATION


Base Salary as of December 31, 2021
×
Target Annual Incentive Opportunity (% of Base Salary)
=
Target Annual Incentive Amount

ACTUAL PROGRAM AWARD CALCULATION/PAYOUT


Target Annual Incentive Amount
×
Financial Result Weighting (80%)
×
Corporate and/or Region Rating (0-200%)
+
Strategic KPI Weighting (20%)
×
Strategic KPI Rating (0-200%)
=
Actual Program Award

Target annual incentive opportunity:

Name	Target opportunity as a % of salary
Mr. Van de Put	185%
Mr. Zaramella	100%
Mr. Brusadelli	90%
Mr. Gruber	90%
Ms. Stein	80%

The People and Compensation Committee reviews benchmark data from our Compensation Survey Peer Group (see page 84) to align with our goal of targeting each compensation element near market median. Target annual incentive opportunities remained the same for all NEOs in 2021 except for Mr. Van de Put, whose target opportunity increased from 175% to 185% effective January 1, 2021, to align more closely with market median, and Ms. Stein, who commenced employment in January 2021.

The graphic below describes the 2021 AIP components:



In late 2020, the People and Compensation Committee approved the following performance measures to assess financial performance in determining the 2021 corporate and region ratings:

Performance Measures	Weighting	
Organic Net Revenue Growth	15%	Market Share Overlay +/- 30pp
Organic Volume Growth	15%	
Defined Gross Profit Dollars	30%	
Defined Operating Income	20%	
Free Cash Flow	20%	

80% Financial Performance Rating

20% Strategic KPI Goals[1]

Set of strategic KPIs directly related to the three pillars of our strategy: growth, execution and culture. All executives pursue the same KPIs, although targets and annual progress toward meeting targets vary across corporate and regions.

(1) Based on nine KPI goals including ESG goals. See Strategic KPI Objectives on page 75 for detail on KPI goals.

Financial Performance Rating (80% Weighting)
Metrics and Alignment with Strategy

The financial performance rating for Messrs. Van de Put and Zaramella and Ms. Stein is based on global performance while the financial performance ratings for Messrs. Brusadelli and Gruber are based on both their region and global Company performance. The metrics used to determine the financial performance component and their alignment with our strategy are described below. In selecting metrics, the Board seeks to incentivize actions that drive execution against our strategy. The Board determined that each of the metrics below incentivizes a key component of our growth strategy and executives have the ability to influence our performance on each measure. Performance ratings against each measure can range from 0% to 200%, with the exception of the Market Share Overlay.

Performance Measure	Alignment with Strategy
Organic Volume Growth	Incentivizes balanced, high-quality, top-line growth and improved margin leverage through higher capacity utilization.
Organic Net Revenue Growth	Focuses on high-quality revenue growth through market share, volume gains and price-mix optimization.
Defined Gross Profit Dollars	Measures the Company's ability to manage and balance trade-offs among volume, mix, pricing and costs, and enables investment to drive earnings and Free Cash Flow through investing in people and brands.
Defined Operating Income	Demonstrates if our business is operating successfully by capturing all operating costs.
Free Cash Flow	Key metric that influences our ability to invest for future growth, drive operational excellence and return cash to shareholders.
Market Share Overlay	Reward top-line performance ahead of peers, a key component of the growth pillar of our strategy, and promotes the Company driving broad-based growth and maintaining market leadership positions.

Target-Setting Process

The Board recognizes the importance of establishing realistic but rigorous targets that continue to motivate and retain executives. As such, the Board approves annual operating targets after a thorough review and discussion. The targets set in the annual operating budget are the same targets approved by the People and Compensation Committee as targets for the AIP. The Board sets targets as stretch goals, which would also reflect above average performance within our industry if achieved. AIP targets were approved in February 2021.

2021 Targets and Corporate Financial Rating

To determine awards for Messrs. Van de Put and Zaramella and Ms. Stein, the People and Compensation Committee first evaluated the 2021 Company results against the 2021 Company performance goals listed below (U.S. dollars in millions). Overall, we achieved a below target Company performance rating of 89% under the 2021 AIP.

Performance Measures[1]	Threshold	Target	Maximum	Actual	Weighting	Results
Organic Volume Growth	(0.7)%	0.8%	2.3%	3.1%	15%	200%
Organic Net Revenue Growth	1.7%	3.2%	4.7%	5.2%	15%	200%
Defined Gross Profit Dollars	$11,130	$11,357	$11,585	$11,211	30%	68%
Defined Operating Income	$4,746	$4,867	$4,989	$4,818	20%	85%
Free Cash Flow	$2,639	$3,044	$3,449	$3,176	20%	110%
Market Share Change (pp vs. prior year)	(0.3pp)	No Change	0.3pp	(0.4)		

Preliminary Corporate Financial Rating		Adjustment for Market Share Overlay[2]		FINAL CORPORATE FINANCIAL RATING
119%	-	30pp	=	89%

(1) See definitions in Annex A.
(2) Reflects a decrease in global market share measured on a net revenue weighted basis across all of our categories.

2021 AMEA and Europe Financial Ratings

To determine the annual incentive awards for Messrs. Brusadelli and Gruber, the People and Compensation Committee evaluated the weighted average of the performance of the business units in each of their respective regions against the performance measures and determined a final region performance rating.

The People and Compensation Committee then considered targets, actual results and overall financial performance ratings for both the region and Corporate to determine a final blended financial performance rating (AMEA: 70% region, 30% Corporate; Europe: 80% region, 20% Corporate) for each region president, as shown below:

Performance Measures[1]	Weighting	Performance Rating[1]	
		AMEA	Europe
Organic Volume Growth	15%	147%	186%
Organic Net Revenue Growth	15%	158%	193%
Defined Gross Profit Dollars	30%	135%	94%
Defined Operating Income	20%	121%	96%
Free Cash Flow	20%	200%	101%
Market Share Overlay	-/+30%	+30pp	-30pp
Region Performance Rating		**180%**	**94%**
Final Blended Rating		**153%**	**93%**

(1)   See definitions in Annex A.

This performance resulted in the region financial performance ratings as indicated above. The final blended region rating, together with strategic KPI achievement for the respective region, determined the final 2021 annual incentive award for each region president.

Strategic KPI Objectives (20% Weighting)

When the Company created its strategic plan, it established a number of KPIs directly linked to the Company's three strategic pillars with the measurement of corresponding long-term goals for each KPI. Twenty percent of the leadership team's annual incentive award target aligned to these KPIs. It is important to the Company that our progress on the KPIs be assessed annually to stay on track to achieve our long-term strategic goals. This approach aligns the leadership team in delivering the right strategic outcomes for the Company. Achievement on the KPIs can range from 0-200% of target.

Each member of the corporate leadership team is measured on the same KPIs and goals and receives the same KPI rating, while region leaders receive a rating specific to their respective region depending on actual performance of the business units in the region.

At the end of the year, the People and Compensation Committee determined a payout percentage based on its assessment of achievement of preset annual progress goals for each KPI. The chart on the following page summarizes the KPI performance considered by the People and Compensation Committee during its assessment of the Company's global performance against the annual KPI goals.

Strategic Pillar	Assessment[1]	KPI Annual Progress
GROWTH — Accelerating consumer-centric growth by balancing our investments across both global and local brands and transforming marketing	⬇	• **Priority Market Share:** Limited progress on share performance; despite declines in 2021, our trend in share gains is positive since 2018. • **Growth Channel Progress:** In line with expectations though results were mixed; continued high growth in our digital commerce channel (+25%) while other key growth channels recovering after 2020 COVID-19 impact. • **Well-being Revenue Growth:** Limited progress on Well-being growth although success with specific platforms; due to the COVID-19 pandemic, key segments of our Well-being portfolio (e.g., *belVita, Perfect Snacks,* portion control) were impacted.
EXECUTION — Driving operational excellence in sales execution, marketing and supply chain while generating continuous improvement	➡	• **Pricing to Offset Cost of Goods Sold:** Limited progress due to delays in pricing actions to mitigate higher than expected inflation in the second half of 2021. • **Productivity:** Although we delivered the highest net productivity in three years, annual progress was limited relative to our expectations due to additional unexpected expenses related to the COVID-19 pandemic. • **Sustainability:** In line with expectations on recyclability as approximately 95% of our packaging is now designed to be recyclable and the percentage of cocoa volume for our chocolate brands sourced through our Cocoa Life program grew to 75%.
CULTURE — Building a winning growth and ownership culture that leverages local commercial expertise and invests in talent and key capabilities	⬆	• **Depth of Talent:** In line with expectations as we improved our internal talent bench by 5pp from the prior year with the majority of critical roles having an identified internal successor. • **DEI in Leadership:** Well ahead of expectations as women held 39% of executive leadership roles as of December 31, 2021, significantly closing the gap to the balance of the organization. We also made strong progress (+1.9pp) on increasing our Black representation in management in the U.S., ending the year at 5.1%. • **Employee Engagement:** In line with expectations on employee engagement with most of our strong progress in 2020 carried over into 2021. Employee engagement results remain higher than 2019 and higher than benchmark companies.
Strategic KPI Rating		**100%**

(1)   Arrow up = above expected progress; sideways arrow = at or near expected progress; arrow down = limited progress.

Final KPI Rating

The region strategic KPI ratings are a weighted average (on a net revenue basis) of the final KPI rating for each business unit in the region. After reviewing annual progress toward each of the long-term KPI goals for the business units in the region, the Compensation Committee determined that the appropriate payout ratings for the strategic KPI goals were:

	Final KPI Rating
Corporate	100%
AMEA	133%
Europe	125%

Annual Cash Incentive Program Decisions

After determining the 2021 Corporate, AMEA, Europe and North America financial payout percentages and strategic KPI ratings, the People and Compensation Committee approved the following annual incentive cash payments:

Name		Target Incentive	Financial Performance Rating	Strategic KPI Rating		Total Incentive Payment	Total Incentive Payment as % of Target
Mr. Van de Put	$	2,775,000	89%	100%	$	2,525,250	91%
Mr. Zaramella	$	850,000	89%	100%	$	773,500	91%
Mr. Brusadelli	€	542,430	153%	133%	€	808,221	149%
Mr. Gruber	CHF	639,720	93%	125%	CHF	633,323	99%
Ms. Stein	$	564,110	89%	100%	$	513,340	91%

Long-Term Incentive Plan

Overview

We design our LTIP to incentivize our NEOs to focus on critical performance objectives that we believe will translate into sustainable shareholder returns over the long term. Grants made under our 2021 long-term incentive program were entirely in equity using the same mix used in 2020: 75% PSUs and 25% stock options.

Vehicle	Weight	Structure	Purpose
PSUs	75%	• Number of shares earned may range from 0% to 200% of the target number of PSUs granted based on the final business performance rating for the performance cycle • 3-year cliff vest • 1-year holding requirement post vest	• Strengthens retention • Facilitates stock ownership when earned • Aligns long-term interests with those of shareholders
Stock Options	25%	• 3-year ratable vest • 10-year term • 1-year holding requirement post exercise	• Requires share price appreciation for value creation • Facilitates stock ownership • Aligns long-term interests with those of shareholders

2021 Annual Equity Grants to NEOs

The table below shows the 2021 annual equity grants to our NEOs. In determining each grant, the executive's level of responsibility, individual and Company performance, external market positioning and recommendations from the CEO were all taken into account by the People and Compensation Committee. Ms. Stein also received equity grants as part of her recruitment package as detailed under Other 2021 Compensation Actions on page 81.

| | 2021 Annual Equity Grants[1] | | | |
| | PSUs | | Stock Options | |
Name	#	$[2]	#	$[2]
Mr. Van de Put	153,670	8,625,000	256,110	2,875,000
Mr. Zaramella	44,100	2,475,000	73,500	825,000
Mr. Brusadelli	30,740	1,725,000	51,230	575,000
Mr. Gruber	32,070	1,800,000	53,450	600,000
Ms. Stein[3]	24,060	1,350,000	40,090	450,000

(1) The grant date for the annual equity grants was February 18, 2021. Grants of PSUs are reflected at target since actual shares earned, if any, will be determined after the three-year performance cycle ending on December 31, 2023.

(2) Amount approved by the People and Compensation Committee; differs from the value in the "Grants of Plan-Based Awards" ("GOPBA") table which represents the accounting value of the award.

(3) Ms. Stein also received an equity grant on her January 11, 2021 employment start date to offset loss of certain compensation from her previous employer and to incent her to join the company. See page 81 under EVP, CLA and General Counsel Recruitment Package for more details on this grant.

We present the actual equity grants, including grant date fair value, in the 2021 Summary Compensation Table and 2021 GOPBA table under "Executive Compensation Tables" beginning on page 89. Our 2021 annual equity grant date was the regularly scheduled People and Compensation Committee meeting following the release of our annual financial results. The exercise price for all stock option grants equals the closing stock price on the grant date.

Performance Share Units (75%)
Overview

The People and Compensation Committee grants PSUs as a part of the equity grant to motivate executives to achieve or exceed our long-term financial goals and deliver top-tier shareholder returns. Each NEO's target number of PSUs is based on 75% of the total annual equity grant value.

The People and Compensation Committee approves performance targets for a three-year performance cycle when it grants PSUs. At the end of the three-year performance cycle, the grants will only vest if the People and Compensation Committee certifies that Company results meet or exceed the performance thresholds set at the beginning of the cycle. The number of shares earned by an executive depends on the Company's achievement of key financial measures and annualized TSR relative to the median of our Performance Peer Group. Vested PSUs are settled in shares of our Common Stock in the first quarter following the end of the performance cycle. Dividend equivalents accrue during the performance period and are paid in cash after the shares are issued based on the actual number of shares earned. We did not make any material changes to our PSU program in 2021.

After vesting, executives must hold net shares acquired for at least one year.

2021-2023 Metrics and Weighting

The table below describes the performance measures and weightings for the 2021-2023 PSUs and outlines how those measures align with our strategy. In selecting the metrics, the People and Compensation Committee seeks to incentivize behavior consistent with achieving our long-term growth objectives and to align the interests of our executives with the interests of our shareholders. The People and Compensation Committee uses Organic Net Revenue Growth and Adjusted EPS Growth because these two metrics promote growth and overall financial performance.

Measures	Weighting	Alignment with Strategy
Organic Net Revenue Growth	25%	Incentivize growth over the long-term; also a key objective of our growth-oriented strategy.
Adjusted EPS Growth	25%	Overall measure of performance and primary driver of shareholder value creation and return on capital.
Annualized Relative TSR	50%	Directly link awards to shareholder value creation and performance versus peers.

At the end of the performance cycle, the number of shares actually earned may range from 0% to 200% of the target number of PSUs granted. The number of shares that may be earned against each measure, as a percentage of target, at threshold, target and maximum performance levels is as follows:

Metric Achievement:	Below Threshold	Threshold	Target	Max
Shares Earned (as a percentage of target):	0%	50%	100%	200%

2021-2023 Targets and Target Setting Process

For the 2021-2023 PSU grant, the target set for Annualized Relative TSR is the 55th percentile of the Performance Peer Group. The People and Compensation Committee sets our financial performance targets for Organic Net Revenue Growth and Adjusted EPS Growth based on annual average growth rates while also taking into consideration our long-term strategic plan and external guidance.

Although we do not prospectively disclose specific financial performance targets, we do disclose them retrospectively, along with results, at the end of each performance cycle (see "2019-2021 Performance Cycle Results and Shares Earned" on page 80). Revealing specific targets prospectively would provide competitors and other third parties with insights into our confidential planning process and strategies and potentially harm us competitively. We design our financial performance targets to be challenging, and there is no guarantee that any shares will be earned or that grants will pay out at or above target.

We provide directional guidance to assist shareholders in determining if our prospective performance targets are rigorous when evaluating our compensation programs. Below is the directional guidance on the prospective performance target, threshold and maximum for each metric in our 2021-2023 performance cycle.

Metrics	Threshold	Target	Max
Organic Net Revenue Growth	1.5pp below target	Greater than 3.5%	1.2pp above target
Adjusted EPS Growth	1.6pp below target	Greater than 7%	2.5pp above target
Annualized Relative TSR	25th percentile	55th percentile	90th percentile

The performance measures for cash awards under our AIP and for share grants related to our PSUs both include Organic Net Revenue Growth as a metric. This metric is a fundamental driver of shareholder value, and we believe our executives should focus on it over both the short and long term. A one-year target (under the AIP) and a three-year target (for the PSUs) for Organic Net Revenue Growth create different, yet complementary incentives for our employees to achieve this strategic goal and is a key driver impacting our operational and financial performance and advancing our strategic plan. The People and Compensation Committee uses different time periods to measure performance relative to each metric in the incentive plans:

• Performance measures for the short-term incentive awards are set on an annual basis and are based on annual operating targets.

- Performance measures for PSUs are set at the beginning of the performance period and are based on cumulative three-year performance goals.

Earned PSUs vest and pay out (or are cancelled if not earned) three years following the date of grant. The actual value realized by our NEOs with respect to these awards is based on achievement of performance goals and our stock price at the time of vesting.

2019-2021 Performance Cycle Results and Shares Earned

The following chart details:

- the key financial measures, weightings and performance standards the People and Compensation Committee set in late 2018;

- our actual performance over the 2019-2021 performance cycle; and

- the final business performance rating approved by the People and Compensation Committee at the conclusion of the 2019-2021 performance cycle.

The People and Compensation Committee did not apply any discretion to adjust the final business performance rating for the 2019-2021 performance cycle and no adjustments were made for the impact of COVID-19. Based on the Company's three-year results, we achieved an above target performance rating of 160% for the 2019-2021 PSU awards. Actual results for the 2019-2021 performance cycle included:

Key Performance Measures	Weighting	Threshold	Target	Maximum	2019-2021 Performance Cycle Results	
					Actual	Payout Percentage
Organic Net Revenue Growth[1]	25%	1.9%	3.1%	4.3%	4.3%	200%
Adjusted EPS Growth[1]	25%	4.0%	6.9%	10.0%	9.1%	170%
Annualized Relative TSR[2]	50%	25th percentile	Median	90th percentile	67th percentile	134%
Final Business Performance Rating						**160%**

(1)   See definition in Annex A.
(2)   In determining our Annualized Relative TSR performance, we used our 2021 Performance Peer Group (see "Performance Peer Group" on page 85).

Based on target awards and the performance rating, the shares earned (before taxes) for each NEO for the 2019-2021 performance cycle were as follows:

Name	Shares Earned
Mr. Van de Put	262,784
Mr. Zaramella	56,592
Mr. Brusadelli	56,592
Mr. Gruber	42,752
Ms. Stein[1]	21,024

(1)   Ms. Stein's performance based recruitment package (described in more detail on page 81) included participation in our LTIP.

Other Outstanding Performance Share Grants

Following are the characteristics of the 2019-2021 PSU grant that just vested and the two additional PSU grants that remain outstanding as of the end of 2021:

	2019	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
2019-2021 75% of long-term incentive value	• Based on achievement of Organic Net Revenue Growth, Adjusted EPS Growth and Relative TSR targets. • Results certified in February 2022 above target performance rating of 160%.			Shares earned are subject to a 1-year holding period post vest			
	2020-2022 75% of long-term incentive value	• Based on achievement of Organic Net Revenue Growth, Adjusted EPS Growth and Relative TSR targets. • At December 31, 2021, performance was projected to be above target level.			Shares earned are subject to a 1-year holding period post vest		
		2021-2023 75% of long-term incentive value	• Based on achievement of Organic Net Revenue Growth, Adjusted EPS Growth and Relative TSR targets. • At December 31, 2021, performance was projected to be above target level.			Shares earned are subject to a 1-year holding period post vest	

Stock Options (25%)

25% of our NEOs' long-term incentive is delivered in the form of stock options that vest ratably over 3 years and have a term of ten years. The Board believes options are an appropriate vehicle for long-term compensation because they are performance-based and emphasize growth.

As with PSUs, NEOs must hold the net shares acquired upon exercising stock options for at least one year while also maintaining their stock ownership requirement.

Other 2021 Compensation Actions

EVP, CLA and General Counsel Recruitment Package

Ms. Stein commenced employment as Executive Vice President, Corporate & Legal Affairs and General Counsel on January 11, 2021. To offset the loss of certain compensation she forfeited from her previous employer and to incent her to join the Company, the People and Compensation Committee approved one-time equity grants, of which approximately 90% was in the form of performance-based equity, with a grant date target value of $2,350,000[1] (the "sign-on grants"):

---

[1] This grant value and those in the bullet points below differ from the values in the GOPBA table; values in the GOPBA table represent accounting values of the awards; stock options are valued using Black Scholes valuation and since Relative TSR is a metric in our LTIP, 50% of the PSU accounting value is based on our Monte Carlo valuation.

- 13,140 performance share units for the 2019-2021 performance cycle with a grant date target value of $750,000, subject to the same terms and conditions as the grants made to our NEOs on February 22, 2019 other than noted below.

- 14,020 performance share units for the 2020-2022 performance cycle with a grant date target value of $800,000, subject to the same terms and conditions as the grants made to our NEOs on February 20, 2020 other than noted below.

- 48,170 stock options with a grant date target value of $550,000. The stock options vest 33%, 33% and 34% on the first three anniversaries of her hire.

- 4,380 deferred stock units with a grant date target value of $250,000. The deferred stock units will fully vest on the fifth anniversary of the grant date.

Upon an involuntary termination without cause or termination due to death, disability or Good Reason as defined under "Executive Compensation Tables – Potential Payments Upon Termination or Change in Control", Ms. Stein will fully vest in the sign-on grants that have not already vested. The PSUs will vest on the original vesting dates and the number of shares earned will be based on actual business results during the respective performance cycle. The deferred stock units and stock options will immediately vest upon her separation. If Ms. Stein resigns (other than for Good Reason) prior to January 11, 2023, any proceeds received from sign-on grants vesting prior to January 1, 2023 must be repaid to the Company. Other than the vesting schedule and separation treatment described above, the terms and conditions for these sign-on grants are the same as for grants to our other employees.

Other Compensation Elements

Deferred Compensation

In 2021, our U.S.-based NEOs were eligible to participate in the Mondelēz Global LLC Executive Deferred Compensation Plan ("MEDCP"), a voluntary non-qualified deferred compensation plan. The MEDCP allows executives to defer, on a pre-tax basis, up to 50% of their salary and up to 100% of their award under the AIP. Participants may invest deferred amounts in one or more notional investment options.

The MEDCP is similar to plans provided to executives at many of the companies in our Compensation Survey Peer Group. The people and Compensation Committee believes the MEDCP aids in recruitment and assists executives in managing their future cash flow.

Limited Perquisites; No Executive-Only Welfare Plans or Tax Gross-ups

The People and Compensation Committee believes offering certain limited perquisites is important for executive retention and recruitment. Our perquisites for NEOs, including car and financial planning allowances, are similar in scope and value to those offered by companies in our Compensation Survey Peer Group.

In addition, based on the findings of an independent, third-party security study, we require our CEO to use a private (non-commercial) aircraft for both business and personal travel. Use of a private aircraft enhances personal safety and increases the time available for business purposes for our CEO, which is necessary since we do business in more than 150 countries. In addition, we added a temporary provision to our policy allowing other NEOs to use private aircraft during the COVID-19 pandemic for international personal travel.

Our NEOs generally participate in the same retirement, health and welfare plans broadly available to all salaried employees in the location where they are based. The footnotes to the Summary Compensation Table list the perquisites we provided to our NEOs in 2021. We do not provide our NEOs with tax gross-ups on perquisites or health and welfare benefits.

Retirement and Separation Benefits

Our U.S.-based NEOs are eligible for broad-based U.S. employee benefit plans on the same terms as U.S. salaried employees, including the Mondelēz Global LLC Thrift Plan ("Thrift Plan").

We also provide an unfunded non-qualified plan, the Mondelēz Global LLC Supplemental Benefits Plan ("Supplemental Plan"), for eligible U.S. employees. The Supplemental Plan provides benefits that are not provided under the Thrift Plan because:

• an employee's compensation exceeds the tax-qualified plan compensation limit under Code Section 401(a)(17);

• an employee elects to defer compensation under either the MEDCP or the Supplemental Plan; or

• a Retirement Plan participant's benefit exceeds the limits under Section 415 of the Code.

The People and Compensation Committee believes the Thrift Plan and the Supplemental Plan are integral pieces of our overall executive compensation program because they promote the retention of our executive leadership team over the long term. The People and Compensation Committee believes our NEOs should be able to defer the same percentage of their compensation and receive the same corresponding notional employer contributions as all other employees, without regard to the Code's compensation limit applicable to tax-qualified plans or whether the NEO has elected to defer compensation.

Mr. Gruber participates in the Company's pension plan for Swiss employees on the same basis as other Swiss employees.

Change in Control Severance Plan

In order to promote the retention of our executive leadership team in the event of a potentially disruptive corporate transaction, we maintain a Change in Control Plan for Key Executives (the "CIC Plan"). The CIC Plan is consistent with similar severance plans maintained by companies in our Compensation Survey Peer Group, including eligibility and severance benefit levels. We structure separation payments with two goals in mind: to make key executives, including our NEOs, available to facilitate a successful transition following a CIC and to provide a competitive level of severance protection if an executive is involuntarily terminated without cause or resigns for good reason within two years following a CIC ("double trigger"). In the event a payment under the CIC Plan or otherwise triggers an excise tax under Code Section 4999, the payment will be the greater of the full benefit or a reduced benefit that does not trigger the excise tax as determined on an after-tax basis for each. We do not provide any tax gross-ups for taxes payable on CIC benefits.

We further describe the severance arrangements and other benefits provided under the CIC Plan (as well as the equity treatment upon certain separations in the event of a CIC) under "Potential Payments Upon Termination or Change in Control" on page 97.

Other Severance Agreements

Although we generally do not have individual severance or employment agreements with any of our NEOs, we typically provide separation benefits as consideration for the NEO entering into an agreement protecting our interests. The severance payments and other benefits provided to a typical NEO are described under "Potential Payments Upon Termination or Change in Control" on page 97.

HOW COMPENSATION DECISIONS ARE MADE

Role of Peer Groups

The People and Compensation Committee uses two different groups of companies to: i) benchmark executive compensation, market practices and compensation design; and ii) assess relative performance.

Compensation Survey Peer Group

The People and Compensation Committee reviews compensation data from a comparator group of companies as one reference point when making compensation decisions for all executive pay including CEO pay, and when benchmarking compensation plan designs. Aggregate pay level benchmarking data for all elements of compensation, including salary, target bonus, total target cash, long-term incentive and target total pay, is provided for each NEO role by Aon Hewitt ("Aon"), and at the request of the People and Compensation Committee, the People and People and Compensation Committee's consultant reviews and evaluates the Aon data. Separately, market data for the CEO is reviewed independently of the Aon data. Other factors considered in NEO compensation decisions include individual performance, responsibilities, leadership, years of experience, Company performance and long-term growth potential.

We routinely review the selection criteria and companies in our Compensation Survey Peer Group. In late 2019, the People and Compensation Committee reviewed the Compensation Survey Peer Group to ensure all companies were still meeting the original criteria for selection. This review resulted in the removal of Newell Brands from the peer group. The table on the following page shows our criteria for choosing the Compensation Survey Peer Group and how it is used. We did not change our Compensation Survey Peer Group for 2021.

How the Compensation Survey Peer Group Was Chosen	2021 Compensation Survey Peer Group[1]	How We Use the Compensation Survey Peer Group[2]
• Comparable size (0.5x-2.5x) based on net revenue and market capitalization • Considerable global presence with sales and operations outside of the United States • Primarily consumer facing • Market-leading brands • Incorporated in the United States • Non-controlled company structure	• 3M Company • **The Coca-Cola Company** • **Colgate-Palmolive Company** • The Estee Lauder Companies Inc. [3] • **General Mills Inc.** • Johnson & Johnson • **The Kellogg Company** • Kimberly-Clark Corporation • McDonald's Corporation • Nike, Inc. • **PepsiCo, Inc.** • Philip Morris International, Inc. • **The Procter & Gamble Company** • Starbucks Corporation	• Benchmark total direct compensation (at target levels), including base salary, and annual and long-term incentive awards • Evaluate share utilization by reviewing overhang and annual run rate • Benchmark share ownership guidelines • Assess the competitiveness of total direct compensation awarded to senior executives • Compare pay-for-performance alignment • Benchmark annual and long-term incentive plan design

(1)   Companies indicated in bold are represented in both the Compensation Survey and Performance Peer Groups.

(2)   The People and Compensation Committee also considers pay at Nestlé, Danone and Unilever when reviewing CEO compensation.

(3)   Excluded by the People and Compensation Committee when reviewing CEO compensation.

To further validate our compensation levels, using data provided by the executive compensation consultant, the People and Compensation Committee retrospectively evaluates our pay-for-performance alignment versus our Compensation Survey Peer Group. The Committee believes that pay and performance is appropriately aligned.

Performance Peer Group

We compare our financial and TSR performance against our Performance Peer Group, which allows us to link long-term incentive compensation directly to the delivery of superior financial results relative to our food and beverage peers. This group of companies is less relevant as a comparator for compensation levels for certain executive positions because of differences in company size, scope and complexity. However, we consider these companies direct competitors both for business and talent so comparing our results with this peer group's performance provides a valuable and relevant measure of our performance. We did not change our Performance Peer Group for 2021. The table below shows our criteria for choosing the Performance Peer Group and how it is used.

How the Performance Peer Group Was Chosen	2021 Performance Peer Group[1]	How We Use the Performance Peer Group
• Industry competitor • Focused on the production and marketing of food and non-alcoholic beverages	• Campbell Soup Company • **The Coca-Cola Company** • **Colgate-Palmolive Company** • Danone • **General Mills Inc.** • The Hershey Company • **The Kellogg Company** • The Kraft Heinz Company • Nestlé S.A • **PepsiCo, Inc**. • **The Procter & Gamble Company** • Unilever PLC	• Compare annualized TSR to assess our results against the TSR performance measure for PSUs

(1)   Companies indicated in bold are represented in both the Compensation Survey and Performance Peer Groups.

Decision-Making Process

Role of the Compensation Consultant

The People and Compensation Committee retains an independent compensation consultant to assist in evaluating executive compensation programs, advising the Committee regarding the amount and form of executive and director compensation and determining pay-for-performance alignment. Conferring with a consultant provides additional assurance that our executive and director compensation programs are reasonable, competitive and consistent with our objectives. The People and Compensation Committee directly engages the consultant.

Since August 2019, the People and Compensation Committee has engaged Semler Brossy as its independent compensation consultant. For additional information regarding the People and Compensation Committee's use of an independent compensation consultant, see "The People and Compensation Committee's Use of an Independent Compensation Consultant" on page 52.

Compensation Consultant Responsibilities:

- Attend all People and Compensation Committee meetings, including executive sessions without management present;

- Review and provide guidance on our executive compensation programs and strategy to promote market-competitiveness;

- Regularly update the People and Compensation Committee on market trends, changing incentive practices and legislation pertaining to executive compensation;

- Provide research, data analyses, survey information and design expertise in support of the development of compensation programs for executives and the design of incentive programs for eligible employees;

- Review the assessment process conducted by the People and Compensation Committee to analyze whether compensation policies and practices for employees create material risk for the Company;

- Conduct a pay-for-performance assessment as referenced above;

- Participate in shareholder outreach strategy sessions;

- Advise the People and Compensation Committee on the appropriate comparator groups for compensation;

- Provide an independent range of recommendations and guidance to the People and Compensation Committee on CEO compensation; and

- Provide an independent assessment of the CEO's recommendations on NEO compensation to the People and Compensation Committee.

Role of the People and Compensation Committee

The People and Compensation Committee understands that CEO pay should be perceived as reasonable relative to overall employee pay and is mindful of the pay grades and salary ranges of our employees when making compensation decisions. The approach used to determine both CEO and NEO compensation is the same approach used in determining compensation for the broader employee population, including pay competitiveness and the use of performance-based metrics that reward exceptional financial performance. When determining CEO and NEO pay, the People and Compensation Committee also considers other factors that it regularly reviews, including shareholder feedback, the advisory vote on compensation, global pay fairness, performance and progress against the strategic KPIs.

The People and Compensation Committee reviews and discusses the CEO's self-evaluation of his performance with the Board and makes preliminary recommendations about base salary and long-term incentive compensation based on a consideration of all the factors mentioned above. The People and Compensation Committee then discusses the compensation recommendations with the Board before approving the final compensation decisions. The CEO is not present during People and Compensation Committee voting or deliberations regarding his own compensation.

Role of the Chief Executive Officer

The CEO makes compensation recommendations to the People and Compensation Committee for base salary and long-term incentive compensation for the NEOs other than himself, and considers pay competitiveness as well as both individual and Company performance when making his recommendations. We consider individual performance in the base salary and long-term incentive recommendations made by the CEO. Based on an NEO's contributions in specific areas, such as achievement of key strategic initiatives, operational efficiency, enterprise leadership, quality of financial results, leadership in a time of crisis and talent management, the CEO provides the People and Compensation Committee with an individual performance assessment and rating recommendation as well as compensation recommendation for each NEO.

The People and Compensation Committee considers the CEO's analysis and direct knowledge of each NEO's performance and contributions when determining each NEO's individual performance rating and when making their final compensation decisions.

People and Compensation Committee Resources

The People and Compensation Committee uses several resources to help with decision-making including competitive market data and "tally sheets" that quantify each compensation element as well as accumulated outstanding long-term equity awards for each NEO.

➲ Compensation Governance

STOCK OWNERSHIP

To further align NEO and shareholder interests, the People and Compensation Committee requires all executives to hold a significant amount of Common Stock. The following chart summarizes our requirements, which are comparable to, or greater than, such requirements at the majority of companies in our Compensation Survey Peer Group.

Key Provisions	Explanation of Key Provisions
Ownership Requirement	• CEO: 8 times salary. • Other NEOs: 4 times salary.
Time to Meet Requirements	• 5 years from employment date or 3 years following a promotion.
Shares Counted Toward Ownership	• Common Stock, including shares owned outright, direct purchase plan shares, unvested deferred stock units and accounts over which the executive has direct or indirect ownership or control. • Excludes unexercised Mondelēz International stock options and unvested PSUs.
Additional Holding Requirements	• Until an NEO satisfies our stock ownership requirements, the NEO must hold 100% of all shares acquired under our equity program (including stock after the restrictions have lapsed, shares awarded for vested deferred stock units, shares acquired upon exercise of a stock option and shares awarded for PSUs), net of shares withheld for taxes or payment of exercise price. • Once an NEO satisfies our stock ownership requirements, the NEO **must hold 100% of new shares acquired** under our equity program (including stock after the restrictions have lapsed, shares awarded for vested deferred stock units, shares acquired upon exercise of a stock option and shares awarded for PSUs), net of shares withheld for taxes or payment of exercise price, **for at least one additional year**.

The People and Compensation Committee monitors our executives' compliance with these requirements. As of March 14, 2022, all NEOs have satisfied, exceeded or were on track to meet their stock ownership requirements and adhered to the holding requirements.

CLAWBACK POLICY

The Board or an appropriate committee of the Board may determine the extent to which the Company should recoup the incentive-based compensation of any executive officer whose act or omission necessitated a restatement or who participated in significant misconduct. The Board or committee, in its discretion, may then take the actions it deems necessary or appropriate to address the events that gave rise to the restatement or misconduct and to prevent its recurrence. Those actions may include, to the extent permitted by applicable law:

- requiring a covered executive or executive officer to repay some or all of the incentive compensation granted or paid during the last three years including annual incentive bonus and long-term incentive grants;

- requiring a covered executive or executive officer to repay any gains realized on the exercise of stock options or on the open-market sale of vested shares occurring in the previous three years;

- canceling some, or all, of a covered executive or executive officer's restricted stock or deferred stock unit grants, PSUs and outstanding stock options;

- adjusting a covered executive or executive officer's future compensation;

- terminating a covered executive or executive officer; and/or

- initiating legal action against a covered executive or executive officer.

TRADING RESTRICTIONS, ANTI-HEDGING AND ANTI-PLEDGING POLICY

Our insider trading policy limits the timing and types of transactions in Mondelēz International securities by Section 16 officers, including our NEOs. Among other restrictions, the policy:

- allows Section 16 officers to trade Company securities only during open window periods and only after they have pre-cleared transactions with the Corporate Secretary;

- prohibits Section 16 officers from short-selling Company securities or "selling against the box" (failing to deliver sold securities); and

- prohibits Section 16 officers from entering into transactions in puts, calls or other derivatives on Mondelēz International securities on an exchange or in any other organized market, or engaging in any other derivative or hedging transactions on Mondelēz International securities.

Our insider trading policy also prohibits our executive officers and certain additional executives from holding Mondelēz International securities in a margin account or pledging Mondelēz International securities as collateral for a loan.

These restrictions extend to any member of a Section 16 officer's family sharing the same household, any corporations or other business entities a Section 16 officer controls or manages, and any trusts of which a Section 16 officer is the trustee or over which a Section 16 officer has investment control. See "Anti-Hedging Policy" on page 43 for more information on our hedging policy.

TAX DEDUCTIBILITY

Section 162(m) of the Code generally places a limit of $1 million per year on the amount of deductible compensation paid to certain "covered employees" under the Code, which includes our NEOs. The People and Compensation Committee believes that shareholder interests are best served if it retains discretion and flexibility in awarding compensation. Even though some compensation awards may result in non-deductible compensation expenses, the People and Compensation Committee intends to maintain strong pay-for-performance alignment of executive compensation arrangements even though the exemption for certain performance-based compensation has been repealed.

EXECUTIVE COMPENSATION TABLES

➡ 2021 Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation Annual Incentive Awards[4] ($)	Change in Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
Van de Put, Dirk Chairman and Chief Executive Officer	2021	1,487,670	9,120,315	2,320,357	2,525,250	–	674,728	16,128,320
	2020	1,450,000	9,199,084	2,021,572	3,420,550	–	751,487	16,842,693
	2019	1,450,000	9,510,317	2,140,647	4,663,925	–	613,257	18,378,146
Zaramella, Luca Executive Vice President and Chief Financial Officer	2021	843,836	2,617,335	665,910	773,500	–	384,330	5,284,911
	2020	806,352	2,593,044	569,755	1,112,100	–	2,281,910	7,363,161
	2019	737,671	2,048,100	460,911	1,371,000	–	384,992	5,002,674
Brusadelli, Maurizio Executive Vice President and President, AMEA	2021	682,498	1,824,419	464,144	915,229	–	846,063	4,732,353
	2020	734,452	1,923,553	422,716	808,808	–	800,715	4,690,244
	2019	649,862	2,048,100	460,911	998,893	–	632,773	4,790,539
Gruber, Vinzenz Executive Vice President and President, Europe	2021	776,559	1,903,355	484,257	691,914	0	17,564	3,873,649
	2020	794,879	1,839,949	404,314	946,149	1,687,667	18,972	5,691,930
Stein, Laura Executive Vice President, Corporate & Legal Affairs and General Counsel	2021	705,136	3,472,896	810,233	513,340	–	87,826	5,589,431

(1) Mr. Brusadelli is an employee of Mondelēz Italia Services and is currently on international assignment in Singapore. The amounts reported in this table that were paid in Euros and Singapore dollars have been converted to U.S. dollars using the applicable conversion rate on December 31 (each such conversion rate, the "Applicable Exchange Rate"). Mr. Gruber is a local employee of Mondelēz Europe GmbH. The amounts reported in this table that were paid in Swiss francs have been converted to U.S. dollars using the Applicable Exchange Rate.

(2) Reflects grants of PSUs and time-based awards for Ms. Stein. The amounts shown represent the full grant date fair value of the stock grants made in each year as computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to the consolidated financial statements contained in our 2021 Form 10-K. The amounts are based on the probable outcome of the performance conditions as of the grant date. On the following page is the breakout of the applicable 2021-2023, 2020-2022 and 2019-2021 PSU grants for each NEO assuming maximum performance.

Name	Performance Cycle	Value at Maximum Performance ($)
Van de Put, Dirk	2021 - 2023	17,250,994
	2020 - 2022	16,500,499
	2019 - 2021	15,675,066
Zaramella, Luca	2021 - 2023	4,950,666
	2020 - 2022	4,651,171
	2019 - 2021	3,375,713
Brusadelli, Maurizio	2021 - 2023	3,450,872
	2020 - 2022	3,450,298
	2019 - 2021	3,375,713
Gruber, Vinzenz	2021 - 2023	3,600,178
	2020 - 2022	3,300,336
Stein, Laura	2021 - 2023	2,700,976

(3) Reflects stock option grants. The amounts shown represent the full grant date fair value of the options granted in each year as computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to the consolidated financial statements contained in our 2021 Form 10-K.

(4) Reflects awards made under our 2021 AIP which were paid in March 2022.

(5) Reflects the aggregate change in the actuarial present value of the benefits under the Pension Fund Mondelēz Switzerland for Mr. Gruber. Due to the increase in the discount rate and currency fluctuation, Mr. Gruber had a decrease in value of $186,052, which is reported in the table as $0 in accordance with SEC rules. Messrs. Van de Put, Zaramella and Brusadelli and Ms. Stein are not eligible to participate in a defined benefit retirement plan.

(6) The amounts shown in the "All Other Compensation" column for 2021 reflect the following:

	D. Van de Put ($)	L. Zaramella ($)	M. Brusadelli ($)	V. Gruber ($)	L. Stein ($)
Personal use of company aircraft[a]	197,599	16,867	–	–	–
Car allowance[b]	23,333	15,000	51,084	17,564	22,500
Financial counseling allowance[c]	10,000	7,500	–	–	6,350
Employer contributions on defined contribution plans[d]	441,759	176,044	219,447	–	58,976
Relocation expense[e]	–	63,862	–	–	–
Tax equalization payment[f]	–	102,870	276,247	–	–
Payments related to expatriate assignment[f]	–	–	299,285	–	–
Tax preparation expenses	2,037	2,187	–	–	–
Total All Other Compensation	**674,728**	**384,330**	**846,063**	**17,564**	**87,826**

(a) Consistent with the findings of an independent, third-party security study, for security and personal safety, we require Mr. Van de Put to use a private (non-commercial) Company-leased aircraft for all travel. The incremental cost of personal use of the Company-leased aircraft, as reflected in the table, is the actual invoice to the Company. Mr. Van de Put and Mr. Zaramella are responsible for taxes in connection with personal aircraft use and we do not reimburse for those taxes.

(b) Ms. Stein's annual allowance is $15,000, the amount above is prorated based on her hire date.

(c) All U.S. executive officers are eligible for an annual financial counseling allowance up to $7,500 and, in the case of Mr. Van de Put, up to $10,000.

(d) All eligible U.S. employees, including our NEOs, receive matching Company contributions for contributions made to the Thrift Plan and the Supplemental Plan, if applicable. Similarly, all eligible U.S. employees hired or localized to the United States after 2008 who are not otherwise eligible to participate in the Retirement Plan, including Messrs. Van de Put and Zaramella and Ms. Stein, receive an additional non-elective Company contribution to the Thrift Plan and the Supplemental Plan, if applicable, equal to 4.5% of eligible compensation. The amount for Mr. Brusadelli is related to the Company-sponsored II Mio Domani plan in Italy. All eligible Italian employees at the senior manager level and above, including Mr. Brusadelli, receive matching Company contributions for contributions made to the II Mio Domani Plan. The percentage of the Company contribution made to the plan is based on the member's base pay plus AIP. Mr. Gruber does not participate in a defined contribution plan.

(e) Mr. Zaramella, previously a Swiss expatriate on international assignment in the United States, localized effective August 1, 2018. The relocation expenses reflect moving his household goods as part of the package offered with his localization.

(f) The ongoing expenses for Mr. Zaramella are trailing tax expenses related to equity earned during his international assignment, paid in accordance with our global mobility and tax equalization ("TEQ") policies. Likewise, Mr. Brusadelli, currently an Italian expatriate on international assignment in Singapore, also received payments in conjunction with his assignment. These payments were similar to the types of payments generally made to other employees on international assignment with the Company. Payments are designed to mitigate the inconvenience of an international assignment by covering expenses in excess of what the expatriate would have incurred if he or she had remained in his or her home country. These payments include housing expenses, cost of living adjustments, travel expenses and other assignment related expenses. Expenses incurred in Singapore dollars for Mr. Brusadelli are converted to U.S. dollars using the Applicable Exchange Rate. Tax equalization payments are made pursuant to our TEQ policy and are designed to ensure an expatriate does not receive any undue tax burden or benefit.

➲ 2021 Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards[4] ($/Share)	Grant Date Fair Value of Stock and Option Awards[5] ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Van de Put, Dirk	–	–	AIP	1,387,500	2,775,000	5,550,000	–	–	–	–	–	–	–
	02/18/2021	–	Performance Share Units	–	–	–	76,835	153,670	307,340	–	–	–	9,120,315
	02/18/2021	–	Stock Options	–	–	–	–	–	–	–	256,110	56.13	2,320,357
Zaramella, Luca	–	–	AIP	425,000	850,000	1,700,000	–	–	–	–	–	–	–
	02/18/2021	–	Performance Share Units	–	–	–	22,050	44,100	88,200	–	–	–	2,617,335
	02/18/2021	–	Stock Options	–	–	–	–	–	–	–	73,500	56.13	665,910
Brusadelli, Maurizio	–	–	AIP	307,124	614,248	1,228,496	–	–	–	–	–	–	–
	02/18/2021	–	Performance Share Units	–	–	–	15,370	30,740	61,480	–	–	–	1,824,419
	02/18/2021	–	Stock Options	–	–	–	–	–	–	–	51,230	56.13	464,144
Gruber, Vinzenz	–	–	AIP	349,452	698,903	1,397,806	–	–	–	–	–	–	–
	02/18/2021	–	Performance Share Units	–	–	–	16,035	32,070	64,140	–	–	–	1,903,355
	02/18/2021	–	Stock Options	–	–	–	–	–	–	–	53,450	56.13	484,257
Stein, Laura	–	–	AIP	282,055	564,110	1,128,220	–	–	–	–	–	–	–
	01/11/2021	11/4/20	Performance Share Units	–	–	–	13,580	27,160	54,320	–	–	–	1,794,881
	01/11/2021	11/4/20	Stock Options	–	–	–	–	–	–	–	48,170	57.09	447,018
	01/11/2021	11/4/20	Deferred Stock Units	–	–	–	–	–	–	4,380	–	–	250,054
	02/18/2021	–	Performance Share Units	–	–	–	12,030	24,060	48,120	–	–	–	1,427,961
	02/18/2021	–	Stock Options	–	–	–	–	–	–	–	40,090	56.13	363,215

(1) Threshold amounts equal 50% of target. A zero payout is possible if threshold performance levels are not achieved. Actual amounts under our 2021 AIP were settled in March 2022 and are disclosed in the Non-Equity Incentive Plan Compensation Annual Incentive Awards column in the 2021 Summary Compensation Table. Maximum amounts equal 200% of target. The amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(2) Threshold units equal 50% of target units. A zero payout is possible if threshold performance levels are not achieved. The target number of units shown in the table reflects the number of shares of our Common Stock earned if performance is achieved at target levels. Maximum units equal 200% of target units. Actual shares earned under the 2021-2023 performance cycle will be issued no later than March 15, 2024, assuming threshold performance is achieved. All shares will be awarded net of applicable tax withholding. Dividend equivalents accrue during the performance cycle and will be paid at the end of the performance cycle in cash, net of applicable tax withholding, based on the actual number of shares earned for the performance cycle, if any.

(3) Dividend equivalents are generally paid on unvested deferred stock units at a similar time as dividends are paid to our shareholders.

(4) Exercise price equals the closing price of our Common Stock on the grant date.

(5) Amounts represent the grant date fair value of the awards as computed in accordance with FASB ASC Topic 718.

⊙ 2021 Outstanding Equity Awards at Fiscal Year-End

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[1],[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Van de Put, Dirk	11/20/2017	133,580	–	42.110	11/20/2027	–	–	–	–
	02/22/2018	258,570	–	43.510	02/22/2028	–	–	–	–
	02/22/2019	180,668	93,072	47.720	02/22/2029	–	–	–	–
	02/20/2020	–	–	–	–	–	–	279,480	18,532,319
	02/20/2020	76,857	156,043	59.040	02/20/2030	–	–	–	–
	02/18/2021	–	–	–	–	–	–	307,340	20,379,715
	02/18/2021	–	256,110	56.130	02/18/2031	–	–	–	–
Zaramella, Luca	02/19/2014	21,960	–	34.165	02/19/2024	–	–	–	–
	02/18/2015	25,380	–	36.940	02/18/2025	–	–	–	–
	02/22/2016	24,410	–	39.700	02/22/2026	–	–	–	–
	02/16/2017	22,570	–	43.200	02/16/2027	–	–	–	–
	02/22/2018	22,410	–	43.510	02/22/2028	–	–	–	–
	08/01/2018	29,190	–	42.830	08/01/2028	–	–	–	–
	02/22/2019	38,900	20,040	47.720	02/22/2029	–	–	–	–
	02/20/2020	–	–	–	–	–	–	78,780	5,223,902
	02/20/2020	21,661	43,979	59.040	02/20/2030	–	–	–	–
	02/18/2021	–	–	–	–	–	–	88,200	5,848,542
	02/18/2021	–	73,500	56.130	02/18/2031	–	–	–	–
Brusadelli, Maurizio	02/19/2014	18,300	–	34.165	02/19/2024	–	–	–	–
	02/18/2015	18,620	–	36.940	02/18/2025	–	–	–	–
	02/22/2016	25,190	–	39.700	02/22/2026	–	–	–	–
	02/16/2017	43,410	–	43.200	02/16/2027	–	–	–	–
	02/22/2018	60,340	–	43.510	02/22/2028	–	–	–	–
	02/22/2019	38,900	20,040	47.720	02/22/2029	–	–	–	–
	02/20/2020	–	–	–	–	–	–	58,440	3,875,156
	02/20/2020	16,071	32,629	59.040	02/20/2030	–	–	–	–
	02/18/2021	–	–	–	–	–	–	61,480	4,076,739
	02/18/2021	–	51,230	56.130	02/18/2031	–	–	–	–

Mondelēz International

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[1,3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Gruber, Vinzenz	02/20/2013	22,190	–	27.050	02/20/2023	–	–	–	–
	02/19/2014	20,130	–	34.165	02/19/2024	–	–	–	–
	02/18/2015	22,000	–	36.940	02/18/2025	–	–	–	–
	02/22/2016	22,830	–	39.700	02/22/2026	–	–	–	–
	02/16/2017	20,980	–	43.200	02/16/2027	–	–	–	–
	02/22/2018	20,830	–	43.510	02/22/2028	–	–	–	–
	02/22/2019	29,396	15,144	47.720	02/22/2029	–	–	–	–
	02/20/2020	–	–	–	–	–	–	55,900	3,706,729
	02/20/2020	15,371	31,209	59.040	02/20/2030	–	–	–	–
	02/18/2021	–	–	–	–	–	–	64,140	4,253,123
	02/18/2021	–	53,450	56.130	02/18/2031	–	–	–	–
Stein, Laura	01/11/2021	–	–	–	–	–	–	28,040	1,859,332
	01/11/2021	–	48,170	57.090	01/11/2031	–	–	–	–
	01/11/2021	–	–	–	–	4,380	290,438	–	–
	02/18/2021	–	–	–	–	–	–	48,120	3,190,837
	02/18/2021	–	40,090	56.130	02/18/2031	–	–	–	–

(1) The vesting schedule for all outstanding unvested stock and stock options is as follows:

Grant Date	Grant Type	Vesting Schedule
02/22/2019	Stock Options	First tranche (33%) vested on 02/22/2020, second tranche (33%) vested on 02/22/2021 and last tranche (34%) vested on 02/22/2022.
02/20/2020	PSUs	100% of the grant vests upon approval of the People and Compensation Committee subject to the satisfaction of the performance criteria. Distribution of any shares awarded will be no later than 3/15/2023.
02/20/2020	Stock Options	First tranche (33%) vested on 02/20/2021, second tranche (33%) vested on 02/20/2022 and last tranche (34%) vests on 02/20/2023.
01/11/2021	PSUs	100% of the grant vests upon approval of the People and Compensation Committee subject to the satisfaction of the performance criteria. Distribution of any shares awarded will be no later than 03/1/2023.
01/11/2021	Stock Options	First tranche (33%) vested on 01/11/2022, second tranche (33%) vests on 01/11/2023 and last tranche (34%) vests on 01/11/2024.
01/11/2021	Deferred Stock Units	100% of the grant vests on 01/11/2026.
02/18/2021	PSUs	100% of the grant vests upon approval of the People and Compensation Committee subject to the satisfaction of the performance criteria. Distribution of any shares awarded will be no later than 03/15/2024.
02/18/2021	Stock Options	First tranche (33%) vested on 02/18/2022, second tranche (33%) vests on 02/18/2023 and last tranche (34%) vests on 02/18/2024.

(2) The market value of unearned shares is based on the December 31, 2021 closing price of $66.31.

(3) Actual number of shares earned ranges between 0% and 200% depending on actual performance for the performance cycle. Amount reflects maximum award levels for the 2020-2022 and 2021-2023 performance cycle.

➲ 2021 Options Exercised and Stock Vested

| | Stock Awards | |
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Van de Put, Dirk	262,784	18,376,485
Zaramella, Luca	56,592	3,957,479
Brusadelli, Maurizio	56,592	3,957,479
Gruber, Vinzenz	42,752	2,989,647
Stein, Laura	21,024	1,422,063

(1) Amounts shown are calculated based on the fair market value of the Common Stock on the date of vesting and include the value of shares awarded for the 2019-2021 performance cycle based on actual performance for the cycle, which ended on December 31, 2021, and the December 31, 2021 closing price of $66.31. The amounts also include accrued dividend equivalents for PSUs based on the actual share award for the 2019-2021 performance cycle as follows:
- Mr. Van de Put: $951,278
- Messrs. Zaramella and Brusadelli: $204,863
- Mr. Gruber: $154,762
- Ms. Stein: $27,962

➲ 2021 Pension Benefits

Name[1]	Plan Name	Number of Years of Credited Service[2] (#)	Present Value of Accumulated Benefit[3] ($)	Payments During Last Fiscal Year ($)
Gruber, Vinzenz	Pension Fund Mondelēz Switzerland	32.0	9,050,599	–

(1) No U.S.-based salaried employee hired after 2008 or localized to the United States after 2015 is eligible to participate in the Mondelēz Global LLC Retirement Plan. Therefore, no amounts are shown for Mr. Van de Put, Mr. Zaramella and Ms. Stein. Mr. Brusadelli's compensation and benefits are Italy-based and is not eligible for a defined benefit pension.

(2) The years of credited service under the plan are equivalent to the years of total service.

(3) The amount reflects the actuarial present value of benefits accumulated under the retirement plan, in accordance with the same assumptions and measurement dates disclosed in Note 11 to the consolidated financial statements in our 2021 Form 10-K. Plan assumptions specific to the Pension Fund Mondelēz Switzerland include:
- Assumes commencement at the earliest age that participants would be eligible for an unreduced pension benefit, which is age 65, and is discounted for current age;
- Measurement date of December 31, 2021;
- Discount rate of 0.24%; and
- Statutory Mortality Table BVG2015.

Mondelēz International

🠒 Retirement Benefit Plan Description

PENSION FUND MONDELĒZ SWITZERLAND – MR. GRUBER

Eligibility for this funded contributory, tax-qualified defined benefit plan is limited to full-time and part-time employees with a Swiss employment contract signed before January 1, 2011. Benefits are payable upon normal retirement (defined as age 65) in the form of an annuity or lump sum. If a participant elects to receive a distribution prior to normal retirement, benefits are subject to reduction.

Benefits generally accrue based on 1.85% of pensionable salary (defined as annual base salary minus a coordination deduction) up to 37 years. The coordination deduction is limited to 40% of salary, up to 100% of the maximum full Federal Old Age and Survivors' Insurance pension (for 2021: CHF28,680). The maximum pensionable salary corresponds to ten times the upper limit under Article 8 Paragraph 1 of the Swiss Federal Act on Occupational Retirement, Survivors' and Disability Pension Plans (for 2021: CHF860,400).

Participating employees contribute 10% of pensionable salary to the plan.

🠒 2021 Non-Qualified Deferred Compensation Benefits

Name	Plan	Executive Contributions in 2021[1] ($)	Registrant Contributions in 2021[2] ($)	Aggregate Earnings in 2021[3] ($)	Aggregate Withdrawals/ Distributions in 2021 ($)	Aggregate Balance as of December 31, 2021[4] ($)
Van de Put, Dirk	Supplemental Plan	75,888	421,682	31,884	–	1,953,823
	MEDCP	3,280,994	–	497,240	–	11,390,735
Zaramella, Luca	Supplemental Plan	99,963	149,944	9,145	–	604,024
Stein, Laura	Supplemental Plan	25,264	37,895	295	–	63,454

(1) Base salary and 2021 AIP award are included in the 2021 Summary Compensation Table. The 2021 deferred compensation amounts attributable to base salary and 2021 AIP awards for participating NEOs are as follows:

Name	Plan	Base Salary ($)	AIP Award ($)
Mr. Van de Put	Supplemental Benefits Plan I	75,888	–
	MEDCP	–	3,280,994
Mr. Zaramella	Supplemental Benefits Plan I	43,021	56,942
Ms. Stein	Supplemental Benefits Plan I	–	25,264

(2) Amounts in this column are also included in the "All Other Compensation" column in the 2021 Summary Compensation Table.

(3) Amounts in this column are at market rates and are not reflected in the 2021 Summary Compensation Table.

(4) The aggregate balance includes amounts reported as compensation for our NEOs in prior years. Amounts reported attributable to base salary, AIP awards or all other compensation that were reported in the Summary Compensation Table of previously filed proxy statements for the participating NEOs are as follows: Mr. Van de Put – $4,198,656; Mr. Zaramella – $338,403 and Ms. Stein – $0.

MONDELĒZ GLOBAL LLC SUPPLEMENTAL BENEFITS PLAN I

Because IRS Code Sections 401(a)(17) and 415 limits the amount that may be contributed to our U.S. tax-qualified defined contribution plan on behalf of an employee, we offer our U.S.-based NEOs a supplemental defined contribution program under the Supplemental Plan. This is an unfunded non-qualified plan that allows eligible employees to defer a portion of their annual compensation (base salary and AIP awards) and receive corresponding matching amounts to the extent that their contributions to the tax-qualified defined contribution plan (and the corresponding matching contributions) are limited by Code Sections 401(a)(17) or 415. In addition, employees hired after 2008 or localized to the United States after 2015, who are not otherwise eligible to participate in the Retirement Plan, receive an additional non-elective Company contribution to the Supplemental Plan equal to 4.5% of eligible compensation.

The timing of distributions depends on whether the amount distributed is subject to Code Section 409A. For distributions not subject to Code Section 409A, the distribution will be made in accordance with the employee's distribution election. For distributions subject to Code Section 409A, employees will receive their account balances in a lump sum within 90 days after separation from service. An employee who is a "specified employee" for purposes of Code Section 409A will have the lump sum delayed for six months. Amounts deferred and notional employer matching contributions earn the same notional rate of return as the Income Fund, which is a market rate investment option available to participants in the U.S. tax-qualified defined contribution plan. The rate of return under this investment option in 2021 was 1.83%.

Beginning January 1, 2020, all eligible U.S.-based employees receive a non-elective Company contribution because the Retirement Plan is frozen as of January 1, 2020.

MONDELĒZ GLOBAL LLC EXECUTIVE DEFERRED COMPENSATION PLAN

The MEDCP is a non-qualified plan that allows U.S.-based participants to defer, on a pre-tax basis, up to 50% of salary and up to 100% of their AIP award. The notional investment options are similar to those offered to participants in our U.S. tax-qualified defined contribution plan. A participant who elects to defer compensation must decide whether to defer receipt of the compensation until separation from service, as determined under Code Section 409A, or to receive a distribution while still employed with the Company. Distributions may be made in a lump sum or annual installments of between two and ten years. Any participant who is a specified employee for purposes of Code Section 409A will have the distribution delayed for six months following a separation from service.

The notional investment options available to participants in the MEDCP are selected by the Company and may be changed from time to time. Participants are permitted to change their investment elections at any time on a prospective basis. The table below shows the available notional investment options under the MEDCP and their annual rate of return for the calendar year ended December 31, 2021.

Name of Fund	Annual Return
SSgA S&P 500 Index (SVSPX)	28.54%
Vanguard Developed Markets Index Admiral (VTMGX)	11.43%
Vanguard Emerging Mkts Stock Index Admiral (VEMAX)	0.86%
Vanguard Extended Market Index Admiral (VEXAX)	12.45%
Vanguard Federal Money Market Fund (VMFXX)	0.01%
Vanguard Inflation Protected Sec Admiral (VAIPX)	5.68%
Vanguard LifeStrategy Moderate Growth Inv (VSMGX)	10.08%
Vanguard Short Term Treasury Admiral (VFIRX)	-0.77%

➡ Potential Payments Upon Termination or Change in Control

The narrative and tables below describe the potential payments to each NEO upon certain terminations, including following a CIC. In accordance with SEC rules, all information described in this section is presented as if the triggering events occurred on December 31, 2021.

INVOLUNTARY TERMINATION WITHOUT CAUSE (NON-CHANGE IN CONTROL EVENT)

Generally, we do not enter into ongoing agreements that provide for separation benefits on the NEO's departure from the Company. However, if we involuntarily terminate an NEO without cause outside of a CIC event, we expect that in most cases, the People and Compensation Committee would offer separation benefits as consideration for protections we would likely seek, such as a release of claims and entering into non-compete, non-solicitation and confidentiality agreements. More specifically, we expect to treat our U.S. salaried NEOs (other than Mr. Van de Put) at least comparably to other U.S. salaried employees whom we involuntarily terminate without cause. For U.S. salaried employees such as our NEOs, our severance plan provides an employee whose job is eliminated with severance pay of up to 12 months based on length of service. Because Mr. Brusadelli is an employee of Mondelēz Italia Services, his separation benefits are comparable to those offered to our other Italian employees whom we involuntarily terminate without cause. Because Mr. Gruber is an employee of Mondelēz Europe GmbH, his separation benefits are comparable to those offered to our other Swiss employees whom we involuntarily terminate without cause.

The following chart reflects the typical separation benefits that may be offered to a U.S. NEO whom we involuntarily terminate without cause. The People and Compensation Committee would determine actual terms and conditions based on the particular facts in each specific case.

Severance Benefits	• CEO: 24 months of base salary. • All other NEOs: 12 months of base salary. • Payment in a lump sum.
Health and Welfare Benefits	• No continuation of health and welfare benefits coverage.
Outplacement Services	• Outplacement services for up to 12 months.
Treatment of AIP Award	• AIP award based on actual business performance results and prorated based on the number of days of active employment during the performance period.
Treatment of PSU Grants	• Outstanding PSU grants are generally forfeited; however, the People and Compensation Committee may exercise discretion, and has typically done so in company restructuring events, to pro rata vest grants subject to actual Company performance, based on the number of months of active employment during the performance cycle. • Generally, for employees, including NEOs, eligible for retirement, grants pro rata vest, subject to actual Company performance, based on the number of months of active employment during the performance cycle provided the employee is actively employed for at least 90 days following the grant date.

Treatment of Stock Options	• Unvested stock option grants are generally forfeited; however, the People and Compensation Committee may exercise discretion, and has typically done so in company restructuring events, to prorate and accelerate the vesting of stock option grants based on the number of months of active employment during the vesting period. • Generally, for employees, including NEOs, eligible for retirement, stock option grants continue to vest under the original vesting schedule provided the employee is actively employed for at least 90 days following the grant date. • An individual who is eligible for retirement has the remaining full term to exercise vested options. An individual who is involuntarily terminated without cause, who is not retirement eligible, has until the earlier of 12 months from termination or the end of the term to exercise vested stock options.

POTENTIAL PAYOUT UPON AN INVOLUNTARY TERMINATION WITHOUT CAUSE

The table below was prepared as if each of the NEOs were involuntarily terminated without cause on December 31, 2021.

Name	Separation Pay[1] ($)	Annual Incentive Award[2] ($)	Value of Unvested PSU Grants[3] ($)	Value of Unvested Stock Grants[4] ($)	Value of Unvested Stock Options[4] ($)	Outplacement Services[5] ($)	Total ($)
Van de Put, Dirk	3,000,000	2,525,250	–	–	–	12,500	5,537,750
Zaramella, Luca	850,000	773,500	–	–	–	12,500	1,636,000
Brusadelli, Maurizio	12,516,160	915,229	–	–	–	33,972	13,465,361
Gruber, Vinzenz	608,304	691,904	–	–	–	5,461	1,305,669
Stein, Laura	725,000	513,340	1,800,980	290,438	444,127	12,500	3,786,385

(1) Per Mr. Van de Put's offer of employment, amount reflects 24 months of base salary. Amounts reflect 12 months of base salary for the other NEOs except Messrs. Brusadelli and Gruber. Under Italian law, amount reflected for Mr. Brusadelli is the maximum of a separation pay range; actual amount may be lower. Amount for Mr. Gruber is calculated based on a formula applicable to other Swiss employees. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(2) Amounts for all NEOs reflect 2021 AIP awards. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(3) Per the terms of the grant made to Ms. Stein in connection with her respective offer of employment, amount reflects the full value, assuming target performance, of the PSU grants received at the time she commenced employment. PSUs earned are based on actual Company performance during the respective performance cycles. Amount for Ms. Stein excludes her annual PSU grant for the 2021-2023 performance cycle. Amount is based on a December 31, 2021 closing stock price of $66.31.

(4) Per the terms of the grants made to Ms. Stein in connection with her offer of employment, amounts reflect the value of her outstanding unvested deferred stock units and stock options. Amount for Ms. Stein excludes her annual 2021 stock option grant. All amounts are based on a December 31, 2021 closing stock price of $66.31.

(5) Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

DOUBLE TRIGGER CHANGE IN CONTROL ARRANGEMENTS

NEOs are not eligible for any benefit solely upon a CIC. Our CIC Plan for senior executive officers, including the NEOs, provides for certain benefits upon an involuntary termination of employment without "Cause" or voluntary termination for "Good Reason" within two years following a CIC. To receive any benefits under the CIC Plan, a participant must abide by certain restrictive covenants, including a non-compete and non-solicitation for one year following termination. Under the terms of the CIC Plan, a participant who violates a provision of these restrictive covenants must pay back any amounts already paid and receives no further payments from the CIC Plan.

Additionally, the Equity Plan provides for the treatment of unassumed outstanding equity grants following a CIC and assumed outstanding equity grants upon an involuntary termination of employment without Cause or voluntary termination for Good Reason within two years following a CIC.

The key elements of the CIC Plan and Equity Plan assuming a double trigger event are described in the table below.

Plan Element	Description
Definition of "CIC"	Subject to certain exceptions, the occurrence of one of the conditions below: • Acquisition of 20% or more of our outstanding voting securities; • Changes to Board membership during any consecutive 24-month period that results in less than 50% of the current Board members elected to the Board; • After the reorganization, merger, statutory share exchange or consolidation or any other material transaction involving the Company or any of our subsidiaries, over 50% of outstanding voting securities are not owned by Company shareholders; or • Complete liquidation of Mondelēz International or the sale of all or substantially all of our assets.
Definition of "Cause"	Subject to certain exceptions, the occurrence of one of the conditions below: • Continued failure to substantially perform job duties (other than resulting from incapacity due to disability); • Gross negligence, dishonesty or violation of any reasonable rule or regulation of the Company where the violation results in significant damage to the Company; or • Engaging in other conduct which adversely reflects on the Company in any material respect.
Definition of "Good Reason"	• Material reduction in job duties; • Material reduction in compensation; • Relocation beyond 50 miles; or • Failure to assume the obligations under the CIC Plan or Equity Plan.
Severance and Benefits Amounts	• CEO: 2.99 times base salary plus target annual incentive payable by the Company in a lump sum; • All other NEOs: two times base salary plus target annual incentive payable by the Company in a lump sum; • Health and welfare benefits equal to three years for the CEO and two years for the other NEOs; • Continuation of financial counseling and car allowances for three years for the CEO and two years for the other NEOs; and • Outplacement services for up to two years following termination.

Plan Element	Description
Treatment of AIP Awards and PSU Grants	• NEO is eligible to receive prorated cash payments (for service during the performance cycle) representing both the award under the AIP and outstanding PSU grants. In the case of outstanding PSUs, if at least fifty percent of the performance cycle has elapsed, cash payment would be calculated using the target level of PSUs (no proration). PSU value is calculated by multiplying the number of shares by the closing stock price on the last trading date preceding the date of CIC.
Treatment of Equity Grants	• Deferred stock units and unvested stock option grants vest. Participants have the full term to exercise all stock options, including those previously vested.
Maximum CIC Plan Benefit/No Gross Up for Payment of Excise Tax	• The maximum benefit under the CIC Plan or otherwise is the greater of the full benefit or a reduced benefit that does not trigger the excise tax under Code Section 4999 as determined on an after-tax basis for each NEO.

POTENTIAL PAYOUT UPON A TERMINATION FOLLOWING A CHANGE IN CONTROL

The table below was prepared as if each of the NEOs covered under our CIC Plan and Equity Plan were involuntarily terminated without cause or voluntarily terminated for Good Reason immediately following a CIC on December 31, 2021.

Name	Separation Payment[1] ($)	Annual Incentive Award[2] ($)	Value of Unvested PSU Grants[3] ($)	Value of Unvested Stock Grants[4] ($)	Value of Unvested Stock Options[4] ($)	Health & Welfare Continuation[5] ($)	Continuation of Benefits[6] ($)	Total ($)
Van de Put, Dirk	12,782,250	2,775,000	23,553,533	–	5,471,841	32,363	124,999	44,739,986
Zaramella, Luca	3,400,000	850,000	5,932,093	–	1,440,501	31,258	70,000	11,723,852
Brusadelli, Maurizio	12,516,160	614,248	4,962,419	–	1,131,278	22,735	170,113	19,416,953
Gruber, Vinzenz	2,950,924	698,903	4,334,022	–	1,052,537	–	40,543	9,076,929
Stein, Laura	2,610,000	564,110	2,332,786	290,438	852,244	10,633	70,000	6,730,211

(1) Amounts reflect 2.99 times base salary plus target annual incentive for Mr. Van de Put and two times base salary plus target annual incentive for all other NEOs except Mr. Brusadelli. Under Italian law, amount reflected for Mr. Brusadelli is the maximum of a separation pay range; actual amount may be lower. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(2) Amounts reflect target awards under our 2021 AIP. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(3) Amounts reflect target PSU grants for the 2019-2021 and 2020-2022 performance cycles, as well as prorated target PSU grants for the 2021-2023 performance cycle. All amounts are based on a December 31, 2021 closing stock price of $66.31.

(4) Amounts reflect the value of immediate vesting of all outstanding unvested deferred stock unit grants and outstanding unvested stock options. All amounts are based on a December 31, 2021 closing stock price of $66.31.

(5) Amounts reflect our cost for providing medical, dental, vision, long-term disability and life insurance premiums for three years for Mr. Van de Put and two years for all other NEOs. Amount for Mr. Brusadelli is converted to U.S. dollars using the Applicable Exchange Rate.

(6) Amounts reflect the value for continuation of the financial counseling allowance (three years for Mr. Van de Put valued at $30,000 and two years valued at $15,000 for all other NEOs except Messrs. Brusadelli and Gruber who do not receive financial counseling allowance), car allowance (three years for Mr. Van de Put valued at $69,999, two years for Mr. Brusadelli valued at $102,169, two years for Mr. Gruber valued at $29,622 and two years for all other NEOs valued at $30,000) and outplacement services (two years for Mr. Brusadelli valued at $67,944, two years for Mr. Gruber valued at $10,921 and two years for all other NEOs valued at $25,000). Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

POTENTIAL PAYOUT UPON OTHER TYPES OF SEPARATION

Death or Disability. If an NEO terminates employment due to death or disability, all of the NEO's outstanding unvested stock option grants would vest. In addition, the NEO (or beneficiary) would become eligible for an award under the AIP and a prorated award for outstanding PSU grants.

The table below describes the estimated value of such payments based on a December 31, 2021 termination due to death or disability.

Name	Annual Incentive Award[1] ($)	Value of Unvested PSU Grants[2] ($)	Value of Unvested Stock Grants[3] ($)	Value of Unvested Stock Options[3] ($)	Total ($)
Van de Put, Dirk	2,775,000	20,464,813	–	5,471,841	28,711,654
Zaramella, Luca	850,000	5,061,442	–	1,440,501	7,351,943
Brusadelli, Maurizio	614,248	4,316,560	–	1,131,278	6,062,086
Gruber, Vinzenz	698,903	3,716,233	–	1,052,537	5,467,673
Stein, Laura	564,110	2,332,786	290,438	852,244	4,039,578

(1) Amounts reflect target awards under our 2021 AIP. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(2) Amounts reflect target PSU grant for the 2019-2021 performance cycle as well as prorated target PSU grants for the 2020-2022, except for Ms. Stein, and 2021-2023 performance cycles. Per the terms of the grant made to Ms. Stein in connection with her offer of employment, the amount for Ms. Stein also reflects the target PSU grant for the 2020-2022 performance cycle. All amounts are based on a December 31, 2021 closing stock price of $66.31.

(3) Amounts reflect the value of immediate vesting of all outstanding unvested deferred stock unit grants and outstanding unvested stock options. All amounts are based on a December 31, 2021 closing stock price of $66.31.

Retirement. If an NEO terminates employment due to retirement:

Element	Treatment
AIP	Eligible for a prorated award under AIP.
Unvested Deferred Stock Units	Pro rata vest based on the number of months employed during the vesting period provided the employee is actively employed for at least 90 days following the grant date.
Unvested Stock Options	Continue to vest per the original vesting schedule provided the employee is actively employed for at least 90 days following the grant date.
Unvested PSUs	Pro rata vest based on the number of months employed during the applicable performance period, subject to actual Company performance, provided the employee is actively employed for at least 90 days following the grant date.

Mr. Gruber is our only NEO who was eligible for retirement treatment on December 31, 2021.

PEOPLE AND COMPENSATION COMMITTEE REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

The People and Compensation Committee oversees the compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the People and Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on that review and discussion, the People and Compensation Committee recommended that the Board include the Compensation Discussion and Analysis in the Proxy Statement to be filed with the SEC in connection with the Annual Meeting and incorporate it by reference in the Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 4, 2022.

People and Compensation Committee:

Lois D. Juliber, Chair
Lewis W.K. Booth
Charles E. Bunch
Peter W. May
Christiana S. Shi

Mondelēz
International

CEO PAY RATIO

Our CEO to median employee pay ratio was calculated in accordance with Item 402(u) of Regulation S-K and represents a reasonable estimate. For 2021, the annual total compensation for Dirk Van de Put, our CEO, as reported in the Summary Compensation Table was $16,128,320, which reflects compensation received for the full calendar year. The annual total compensation for our median employee ("Median Employee") was $31,024. Therefore, the ratio of our CEO's annual total compensation to the Median Employee's annual total compensation was 520 to 1.

When you compare our CEO-to-Median Employee pay ratio to the ratio at other companies, you should consider some unique factors about our large work force. More than eight out of ten Mondelēz International employees are located outside the U.S. As a global company that generates 75% of our sales internationally, our employees are located in approximately 80 countries. Moreover, we have a heavy presence in emerging markets. In fact, seven of our top nine largest employee populations are in emerging market countries. In addition, a significant portion of our work force consists of part-time and seasonal employees.

As permitted under the SEC rules, we are using the same Median Employee identified for purposes of last year's CEO pay ratio, as we believe the changes to our employee population and compensation have not significantly impacted our ratio. We identified our Median Employee using 2020 base salaries, our consistently applied compensation measure, for all individuals who were employed by us on October 1, 2020, excluding our CEO, annualized for any employees who joined the Company during 2020. To identify the compensation of our Median Employee, we determined the 2020 annual base salary for each of our full-time, part-time, temporary and seasonal employees without applying any cost-of-living adjustments. We excluded 1,321 employees in Venezuela from our calculation as we do not report Venezuela in our consolidated financials. For an employee paid in a currency other than U.S. dollars, we converted annual base salaries into U.S. dollars. We then applied the de minimis exemption excluding 4,572[1] non-U.S. employees who represented less than 5% of our employee population. After applying this exemption, we used 2020 base salary information for 87,020 of our employees.

---

(1)   *We excluded employees from the following countries: Vietnam (3,207), Morocco (596), Pakistan (437) and Eswatini (332).*

OWNERSHIP OF EQUITY SECURITIES

The following table shows the number of shares of Common Stock beneficially owned as of March 14, 2022, unless otherwise noted, by each director and NEO, as well as the number of shares beneficially owned by all of our current directors and executive officers as a group. None of the Common Stock owned by these individuals is subject to any pledge. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Beneficially Owned Shares[1]	Deferred Stock Units/ Additional Underlying Units[2]	Total Shares/ Interests Held	Beneficially Owned Shares Percent of Class[3]
Current Directors:				
Booth, Lewis W.K.	15,900	41,713	57,613	*
Bunch, Charles E.	14,487	22,524	37,011	*
Cousin, Ertharin	67	1,201	1,268	*
Juliber, Lois D.	2,309	64,317	66,626	*
May, Peter W.[4]	434,028	16,239	450,267	*
Mesquita, Jorge S.	6,500	42,086	48,586	*
Nielsen, Jane Hamilton	–	3,097	3,097	*
Reynolds, Fredric G.	40,817	51,921	92,738	*
Shi, Christiana S.	–	25,346	25,346	*
Siewert, Patrick T.[5]	2,000	41,841	43,871	*
Todman, Michael A.	–	6,764	6,764	*
van Boxmeer, Jean-François M. L.	2,267	47,992	50,259	*
Named Executive Officers:				
Brusadelli, Maurizio[6]	465,891	–	465,891	*
Gruber, Vinzenz P.	369,386	–	369,386	*
Stein, Laura	42,896	4,380	46,402	*
Van de Put, Dirk	1,627,713	–	1,627,713	*
Zaramella, Luca	433,781	–	433,781	*
All directors and executive officers as a group (21 persons)[7]	4,037,901	369,451	4,407,352	*

*   Less than 1%.

(1) Includes stock options that are exercisable or will become exercisable within 60 days after March 14, 2022 as follows: Mr. Brusadelli – 273,848; Mr. Gruber – 221,881; Ms. Stein – 29,126; Mr. Van de Put – 904,120; Mr. Zaramella – 272,437; and all other executive officers – 393,169.

(2) Includes deferred stock units granted under the 2006 Stock Compensation Plan for Non-Employee Directors and the Equity Plan. For a description of these deferred stock units, see "Compensation of Non-Employee Directors" on page 60.

(3) Based on 1,383,111,404 issued and outstanding shares of our Common Stock as of March 14, 2022.

(4) Includes grants of 16,239 deferred stock units to Mr. May under the Equity Plan and 434,028 shares, in the aggregate, owned by Trian Fund Management, L.P. ("Trian") and certain funds and investment vehicles (collectively, the "Trian Entities") managed by Trian, an institutional investment manager. Trian determines the investment and voting decisions of the Trian Entities with respect to the shares of the Company held by them as well as the shares it holds directly. None of the 434,028 shares are held directly by Mr. May. Substantially all of these shares are currently held in the ordinary course of business with other investment securities owned by the Trian Entities in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to certain Trian Entities, subject to applicable federal margin regulations, stock exchange rules and credit policies. Mr. May is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of the Trian Entities. Accordingly, Mr. May may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares owned by Trian and the Trian Entities collectively. Mr. May disclaims beneficial ownership of such shares for all other purposes.

(5) Includes 2,000 shares as to which Mr. Siewert disclaims beneficial ownership, as the shares are held by his father.

(6) Includes 22,388 shares as to which Mr. Brusadelli disclaims beneficial ownership, as the shares are held by his wife.

(7) This group includes, in addition to the individuals named in the table, Paulette R. Alviti, Robin S. Hargrove, Sandra J. MacQuillan, and Gustavo C. Valle.

The following table displays information about persons we know were the beneficial owners of more than 5% of the issued and outstanding Common Stock as of December 31, 2021.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Calculated Based on Shares of the Issued and Outstanding Common Stock as of March 14, 2022
BlackRock, Inc.[1] 55 East 52nd Street New York City, NY 10055	87,518,897	6.3
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	113,509,194	8.2

(1) Based on the Schedule 13G/A filed by BlackRock, Inc. on February 3, 2022 with the SEC. The Schedule 13G/A discloses that BlackRock, Inc., in its capacity as the parent holding company of certain subsidiaries, had sole voting power over 74,911,940 shares and sole dispositive power over 87,518,897 shares and shared voting and dispositive power over 0 shares.

(2) Based on the Schedule 13G/A filed by The Vanguard Group on February 10, 2022 with the SEC. The Schedule 13G/A discloses that The Vanguard Group, as investment advisor, had sole voting power over 0 shares, shared voting power over 2,209,193 shares, sole dispositive power over 107,771,690 shares and shared dispositive power over 5,737,504 shares.

◗ Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires executive officers, directors and persons who beneficially own more than 10% of our Common Stock to report to the SEC their ownership of Common Stock and changes in that ownership. We reviewed copies of reports filed pursuant to Section 16(a) of the Exchange Act and written representations from reporting persons. Based solely on that review, we believe that for the fiscal year ended December 31, 2021, all required reports under Section 16(a) were filed on a timely basis, except for two Form 4 reports that were filed late by Fredric Reynolds, one with respect to a withdrawal from a grantor retained annuity trust on December 9, 2021, and one for an open market sale of the Company's common stock on December 14, 2021. A Form 4 covering these transactions was filed on December 27, 2021.

ITEM 2. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Our executives – including our NEOs – are critical to our success, and we design our executive compensation programs to attract, retain and motivate superior executive talent. At the same time, we expect our executives to deliver strong results, and we structure our executive compensation practices to focus on shareholders' interests by incenting superior sustainable long-term performance. In so doing, we align pay and performance by making a significant portion of our NEOs' compensation contingent on reaching specific annual and long-term performance measures and increasing shareholder value.

We have strong compensation-related design and governance practices to protect our shareholders' interests. Our independent People and Compensation Committee regularly assesses our executive compensation program to hold executives accountable for delivering performance targets and driving shareholder value. Shareholders can find more information about these practices under "People and Compensation Committee" on page 51 and in the "Compensation Discussion and Analysis" beginning on page 64.

In addition, we value shareholder perspectives and feedback about our compensation program. We encourage you to read the "Compensation Discussion and Analysis" beginning on page 64 and the "Executive Compensation Tables" beginning on page 89 to learn more about our executive compensation program and details regarding how our 2021 pay aligned with 2021 performance.

The People and Compensation Committee and the Board believe that our executive compensation program serves our shareholders' interests by linking pay with performance, and we will continue to refine our compensation program to align compensation with the Company's business and talent strategies as well as the long-term interests of shareholders. Accordingly, and as required by SEC rules, we ask you to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that Mondelēz International's shareholders approve, on an advisory basis, the compensation paid to Mondelēz International's NEOs, as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables and related narrative discussion."

While the annual say-on-pay vote is advisory and therefore not binding on Mondelēz International, the People and Compensation Committee or the Board, we value the opinions of our shareholders. We carefully and thoughtfully consider our shareholders' concerns and opinions in evaluating our executive compensation program. We believe the compensation paid to our NEOs for 2021 appropriately reflects and rewards their contribution to our performance. The next annual say-on-pay vote will be at our 2023 Annual Meeting of Shareholders.

 **THE BOARD RECOMMENDS A VOTE _FOR_ THE APPROVAL OF OUR EXECUTIVE COMPENSATION.**

Mondelēz International

ITEM 3. RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2022

The Audit Committee is directly responsible for the selection, appointment, compensation, retention, oversight and termination of the independent registered public accountants. PricewaterhouseCoopers LLP has been the Company's independent registered public accountants since 2001.

➡ Review of Independent Registered Public Accountants

The Audit Committee annually reviews the performance of the independent registered public accountants and considers whether to reappoint the firm for the following year or appoint a different firm. In determining which firm to appoint as the Company's independent registered public accountants for 2022, the Audit Committee considered numerous factors, including:

- firm capabilities, approach and fees;
- firm tenure as our independent registered public accountants;
- the quality of the work that PricewaterhouseCoopers LLP has performed for Mondelēz International and its communications with the Audit Committee and management;
- PricewaterhouseCoopers LLP's qualifications and experience auditing companies of comparable size and complexity;
- PricewaterhouseCoopers LLP's familiarity with our global business and operations, accounting policies and practices, and internal control over financial reporting;
- the potential impacts to Mondelēz International from selecting a different independent registered public accountant, including the significant time commitment and potential distraction of resources related to changing independent registered public accountants;
- external data on audit quality and performance; and
- firm independence.

In assessing the independence of the Company's independent registered public accountants, the Audit Committee considered factors including the nature and amount of non-audit fees and services that the firm provides to Mondelēz International. We believe that the Audit Committee's periodic consideration of whether there should be a change in our independent registered public accounting firm helps assure auditor independence. In conjunction with the required rotation of the auditing firm's lead engagement partner at least every five years, the Audit Committee and its Chairman are involved in the selection of the independent registered public accountants' lead engagement partner through a process that includes candidate interviews.

The Audit Committee discusses with the independent registered public accountants the scope of and plans for the audit and is also responsible for the audit fees associated with the retention of the independent registered public accountants. As part of determining what firm to appoint, the Audit Committee discussed audit fees and the audit process with PricewaterhouseCoopers LLP, including how to continue to increase efficiencies in the audit, leverage the benefits of PricewaterhouseCoopers LLP's familiarity with Mondelēz International, and utilize PricewaterhouseCoopers LLP's technological transformation and innovations.

⮕ Selection of Independent Registered Public Accountants

Following its review and consideration of the potential benefits and costs of choosing a different auditor, the Audit Committee selected PricewaterhouseCoopers LLP as the Company's independent registered public accountants for 2022. The Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP as the independent external auditor is in our and our shareholders' best interests and are requesting, as a matter of good corporate governance, that shareholders ratify this selection.

The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our shareholders do not ratify the selection, the Audit Committee may investigate the reasons for our shareholders' rejection and may consider whether to retain PricewaterhouseCoopers LLP or appoint another independent registered public accountant. Even if the selection is ratified, the Audit Committee may appoint a different independent registered public accountant if, in its discretion, it determines that such a change would be in Mondelēz International's and our shareholders' best interests.

We expect that a representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting and will have an opportunity to make a statement if desired and to respond to appropriate questions from shareholders. Additional information about the independent registered public accountants, including the pre-approval policies and PricewaterhouseCoopers LLP's aggregate fees for services rendered for 2021 and 2020, can be found in the section on the Audit Committee beginning on page 46.

 **THE BOARD RECOMMENDS A VOTE <u>FOR</u> RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS MONDELĒZ INTERNATIONAL'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2022.**

SHAREHOLDER PROPOSALS

In accordance with SEC rules, we are including the following shareholder proposals (Items 4 and 5), along with the supporting statements of the respective shareholder proponent. Mondelēz International is not responsible for any inaccuracies in these proposals and supporting statements. We have put a box around materials provided by the proponents so that readers can easily distinguish between materials provided by the proponent and materials provided by the Company. Each shareholder proposal is required to be submitted to a vote at the Annual Meeting only if properly presented at the meeting.

 **THE BOARD RECOMMENDS THAT YOU VOTE AGAINST THESE SHAREHOLDER PROPOSALS FOR THE REASONS SET FORTH IN THE STATEMENT IN OPPOSITION FOLLOWING EACH PROPOSAL.**

ITEM 4. SHAREHOLDER PROPOSAL

➡ Conduct and Publish Racial Equity Audit

The Shareholder Association for Research & Education (SHARE), Suite 257 – 401 Richmond Street West, Toronto, Ontario, Canada, M5V 3A8 as representative for Dragonfly Venture Holdings, Ltd., beneficial owner of at least $2,000 worth of the Company's common stock held continuously since at least three years prior to November 25, 2021, is the proponent of the following shareholder proposal and has advised that a representative will present this proposal at the Annual Meeting.

RESOLVED, shareholders request Mondelēz International, Inc. ("Mondelēz") conduct and publish (at reasonable cost and omitting proprietary information) a third-party audit analyzing Mondelēz's adverse impacts on non-white stakeholders and communities of colour. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed.

SUPPORTING STATEMENT

The global racial justice movement, coupled with the disproportionate impacts of the COVID-19 pandemic on communities of colour, have amplified calls for institutions to address racial equity issues.

Mondelēz has announced a multi-year commitment to advance racial equity through its U.S. and global diversity and inclusion initiatives.[1] However, its commitments do not address potential racial equity issues in its products and services. For example, a 2019 study conducted by the UConn Rudd Center for Food Policy & Obesity found that Mondelēz spent USD$3.4 million on Black-targeted TV advertising and USD$9.2 million on Spanish-language TV advertising.[2] The Company's marketing strategies disproportionately impact communities of colour and increasing rates of diet-related diseases among these same communities have intensified calls for more robust and transparent responsible marketing practices.[3]

Additionally, Mondelēz current racial justice commitments lack transparency. For example, the Company indicated that it is "on track"[4] to meeting its 2024 goal to "double the representation percentage of Black colleagues in U.S. management,"[5] but it does not publish any meaningful metrics demonstrating the progress made by the Company so far and the merit on its investments.[6]

Mondelēz is a member of the Consumer Brands Association (CBA).[7] More than half of the CBA's total contributions targeted Republican candidates, including Senator Mitch McConnell,[8] who, in a recent letter to the Secretary of Education, stated that the *1619* project is "debunked advocacy" and should not be taught to students.[9] Many racial justice advocates argue that attacks towards racial equity education fuel divisiveness and hinder progress towards racial justice.[10][11]

The adverse impacts of Mondelēz products go beyond the U.S. border. For instance, an audit published in October 2021 found that Mondelēz was one of the largest plastics polluters in the world—contributing to plastics pollution in at least 28 countries where it operates.[12] Research shows that climate injustice, including plastic pollution, disproportionately burdens communities of colour.[13] In 2020, the Company was even sued for its contribution to the global plastics pollution crisis.[14]

Racial equity issues present significant legal, financial, regulatory, and reputational business risks. Dirk Van de Put, Chairman and CEO of Mondelēz said: "Mondelēz International is committed to building a more diverse, inclusive and equitable world, both socially and economically."[15] A racial equity audit is an important and effective step in establishing a more transparent system of accountability. Mondelēz should take this opportunity to ensure that its business model *supports* the development of accountable, resilient, and inclusive economies.

[1] https://ir.mondelezinternational.com/node/24521/pdf

[2] https://uconnruddcenter.org/wp-content/uploads/sites/2909/2020/09/TargetedMarketingReport2019.pdf page 95

[3] https://www.brookings.edu/blog/up-front/2020/08/07/black-and-hispanic-americans-at-higher-risk-of-hypertension-diabetes-obesity-time-to-fix-our-broken-food-system/

[4] https://www.mondelezinternational.com/Snacking-Made-Right/Reporting-and-Disclosure

[5] https://www.mondelezinternational.com/Snacking-Made-Right/Reporting-and-Disclosure

[6] https://www.mondelezinternational.com/-/media/Mondelez/Snacking-Made-Right/SMR-Report/2020/2020_MDLZ_Snacking_Made_Right_Report.pdf page 10

[7] https://www.mondelezinternational.com/-/media/Mondelez/PDFs/trade-associations.pdf

[8] https://feedthetruth.org/wp-content/uploads/2021/07/FeedtheTruth WhitePaper 210401.pdf

[9] https://www.republicanleader.senate.gov/imo/media/doc/FINAL%20DOE%20Civics%20Education%20Signed%204.29.21.pdf

[10] https://www.vanityfair.com/news/2021/05/mitch-mcconnell-dont-teach-our-kids-that-america-is-racist

[11] https://www.washingtonpost.com/education/2021/05/03/critical-race-theory-backlash/

[12] https://www.breakfreefromplastic.org/wp-content/uploads/2021/10/BRAND-AUDIT-REPORT-2021.pdf page 16

[13] https://www.breakfreefromplastic.org/wp-content/uploads/2021/10/BRAND-AUDIT-REPORT-2021.pdf page 11

[14] https://www.reuters.com/article/us-health-minorities-food-ads-idUSKCN1PB2O5

[15] https://ir.mondelezinternational.com/news-releases/news-release-details/mondelez-international-announces-multi-year-commitment-advance

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO ITEM 4.

Mondelēz International takes seriously our commitment to advancing racial equality and diversity, equity and inclusion among our colleagues, culture and communities. We believe our well-established process and framework to address racial equality and DEI already fulfill the objectives of this proposal. We further believe that our robust approach, transparent disclosure and Board oversight provide more effective ways of addressing issues of racial inequality than commencing a new, wide-ranging global impact analysis as sought in this proposal.

Mondelēz International is dedicated to continuously evolving and enhancing our approach to advancing racial equality and DEI. We have engaged in numerous programs over many years to address racial justice considerations across our operations and beyond. For example, our Cocoa Life sustainable sourcing program is celebrating its 10th year of work to help improve the livelihoods of cocoa farmers and their families in Ghana, Côte d'Ivoire, Indonesia, India, the Dominican Republic and Brazil. More recently, we completed a Diversity & Inclusion Advisory Review in our U.S. business. Led by a third party, the review focused on assessing our progress in the areas of governance, talent acquisition and management, learning and development, and metrics and reporting. The results of the review have been shared with our Audit Committee and People and Compensation Committee, and a summary will be shared in our next *Snacking Made Right* report. In addition, we have published a robust Human Rights Policy detailing our approach to respecting the rights of people in our value chain, using the U.N. Guiding Principles on Business and Human Rights as a framework, and we have joined the Sustainable Trade Initiative (IDH) Roadmap to help advance living wages in global supply chains. Going forward, we will continue to evolve and advance our racial equality and DEI initiatives.

Mondelēz International has strong oversight of our racial equality and DEI efforts. Our Board of Directors conducts bi-annual reviews of our DEI strategy, stakeholder interests, risks and progress with our SVP, Chief Global Diversity Officer. Additionally, our SVP, Chief Global Diversity Officer reports progress to the People and Compensation Committee. To enhance our Board's DEI skillset, the Board recently appointed a new Director who brings extensive experience in food sustainability and equity issues. The Governance, Membership and Sustainability Committee oversees our ESG framework, including regularly discussing consumer Well-being and sustainability enterprise risk management topics, as well as our political contributions – which are bipartisan and focused on our key business issues and the communities in which we operate. The Company has been recognized as "Trendsetter" by the CPA-Zicklin Index of Corporate Political Disclosure and Accountability for multiple years. We also have a robust process for investor engagement on ESG topics, including DEI, and we provide the Board with regular updates on investor feedback. In addition, our Board is a member of the Board Diversity Action Alliance, which seeks to increase the number of racially and ethnically diverse directors on boards. The Board has adopted a policy requiring gender and racially diverse candidates in director candidate slates.

Mondelēz International is committed to transparently reporting on our progress to advance racial equality and meet our DEI goals. We maintain short- and long-term goals against three strategic DEI pillars -- colleagues, communities and culture -- in each of our business units, and DEI metrics are among the key performance indicators measured as part of our compensation program for senior executives. In September 2020, we announced our goal to double Black representation in our U.S. management team by 2024, and we are exceeding our expected annual progress toward that goal. We also are focused on improving Black representation in our early career programs. We report progress on each of our goals in our annual *Snacking Made Right* report, and in 2021, we enhanced our disclosure by publicly reporting our consolidated EEO-1 statement of the race and gender of U.S.-based employees. We will continue this practice when we issue this year's report in May 2022, as well as providing a summary of our D&I Advisory Review. Additionally, we conduct annual global reviews of gender pay equity, as well as reviews of pay equity by race in the United States, among our salaried employees – and we are committed to eliminating unaccounted for pay disparities. Our latest U.S. independent pay equity audit found no systemic issues and no negative pay gap between non-white and white employees performing substantially similar work.

Mondelēz International is a leader in responsive and inclusive marketing and supports programs that advance health and Well-being for underrepresented communities. As a founding member of the International Food & Beverage Alliance, Mondelēz International has made global commitments to the World Health Organization on nutrition and responsible food marketing. The Board oversees and supports our efforts to not only promote responsible marketing to underserved communities, but also to improve DEI representation within the food marketing industry. Our brands sponsor numerous consumer campaigns celebrating diversity and inclusion. Additionally, our marketing efforts promote Mindful Snacking, including portion control pack formats and Well-being consumer education. We also are investing in partnerships with FREE THE WORK and Unstereotype Alliance to help us drive inclusive representation and fight stereotypes in front of and behind the camera.

Mondelez International is committed to reducing our environmental impact, including tackling plastic waste. Our approach includes optimizing packaging formats while reducing food waste; continuing to simplify our material choices; and using innovative packaging materials to facilitate recycling. We have eliminated 68,000 tons of food waste since 2013, and approximately 95% of our packaging is currently designed to be recyclable. We are currently on track to meet our publicly stated goal of 100% of packaging designed to be recyclable. We also work with several coalitions to support improved recycling infrastructure and greater harmonization of packaging formats.

Mondelēz International and our employees engage on DEI issues internally and externally, including supporting impacted communities through philanthropy and volunteering initiatives. In 2021, we contributed $2.7 million to scholarships, internships and community support to advance racial equality through diversity and inclusion initiatives. The Company partners with numerous nonprofits focused on nutrition and equity in vulnerable communities across many countries and provides pro bono services to support DEI, among other volunteering initiatives. We also encourage our colleagues to engage and drive change through participation in our Employee Resource Groups.

In summary, Mondelēz International is committed to and engaged in advancing the cause of DEI and racial equality on numerous fronts, and the Company already provides transparent disclosure across numerous DEI measures. We believe our robust, multifaceted approach renders the impact of the analysis sought in this broad global proposal unnecessary and duplicative.

 **THE BOARD RECOMMENDS THAT YOU VOTE <u>AGAINST</u> THIS SHAREHOLDER PROPOSAL.**

ITEM 5. SHAREHOLDER PROPOSAL

➡ Require Independent Chair of the Board

National Legal and Policy Center, 107 Park Washington Court, Falls Church, VA 22046, beneficial owner of 83 shares of the Company's Common Stock held continuously for at least one year as of January 4, 2021 and through December 20, 2021, is the proponent of the following shareholder proposal and has advised that a representative will present this proposal at the Annual Meeting.

RESOLVED:

Shareholders request the Board of Directors adopt as policy, and amend the bylaws as necessary, to require hereafter that the Chair of the Board of Directors be an independent member of the Board, consistent with applicable law and existing contracts. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time.

SUPPORTING STATEMENT

The Chief Executive Officer of Mondelez International, Inc., is also Board Chairman. We believe these roles – each with separate, different responsibilities that are critical to the health of a successful corporation – are greatly diminished when held by a singular company official, thus weakening its governance structure.

Expert perspectives substantiate our position:

- According to the Council of Institutional Investors (https://bit.ly/3pKrtJK), "A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the Board's oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board."

- A 2014 report from Deloitte (https://bit.ly/3vQGqe1) concluded, "The chairman should lead the board and there should be a clear division of responsibilities between the chairman and the chief executive officer (CEO)."

- Proxy adviser Glass Lewis advised (https://bit.ly/2ZD4l59) in 2016, "an independent chairman...is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exist when a CEO or other executives also serves as chairman."

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO ITEM 5.

Our Board has a duty to act as it believes to be in the best interests of the Company and its shareholders, including by determining the Board leadership structure that will best serve those interests. Forcing the Company to adopt an inflexible, one-size-fits-all approach to Board leadership would hamper the Board's ability to effectively promote shareholder interests.

Our current By-Laws provide the necessary flexibility for the Board to make thoughtful decisions about the appropriate leadership structure for the Company. Our current By-Laws provide the Board flexibility in determining the appropriate leadership structure at a given time in light of the Company's needs and circumstances. The Board takes several factors into account when considering which leadership structure will allow it to carry out its responsibilities most effectively and best represent shareholders' interests. These factors include our specific business needs, our operating and financial performance, industry conditions, economic and regulatory environments, the results of Board and committee annual self-assessments, the advantages and disadvantages of alternative leadership structures based on circumstances at that time, investor feedback, and our corporate governance practices. Removing this flexibility would restrict the Board's ability to adapt to circumstances and select a leadership structure that it believes to be in the best interests of shareholders at the time.

We have a robust independent Lead Director role with substantive leadership responsibilities. At any time that the Board determines it is in the best interests of the Company and its shareholders to have a non-independent Chairman, our Corporate Governance Guidelines require the Board to select an independent Lead Director with substantive duties and responsibilities. The independent directors select the Lead Director for a one-year term. The independent Lead Director duties and responsibilities are broad and have considerable overlap with those of an independent Board Chair. The independent Lead Director engages in planning and approving meeting schedules and agendas, including the review of briefing materials, and has the power to call meetings of the independent directors or the Board as needed. As part of the Board's regular agenda, the independent Lead Director presides over executive sessions of the independent directors without the participation of the Chairman and Chief Executive Officer. The independent Lead Director also serves as a direct point of contact for shareholders, and in Fall 2021 led engagements with investors holding approximately 30% of our outstanding shares. The independent Lead Director also frequently confers with the other independent directors on various Board and Company matters. Finally, the independent directors also may assign to the independent Lead Director any additional duties over and above these fixed responsibilities as they deem appropriate.

Our corporate governance structures and processes are consistent with best practices that promote effective oversight and accountability. Our corporate governance practices reinforce the Board's alignment with, and accountability to, shareholders, and promote effective Board oversight of management. In addition to the governance practices discussed above, directors are elected annually by majority vote, directors and committees engage in an annual evaluation process, shareholders have the right to call special meetings at which they can nominate director candidates or propose other business, and shareholders can communicate directly with the Board in addition to the independent Lead Director. Each Board committee is comprised entirely of independent directors and each committee has a clearly defined area of oversight regarding key risks and Company functions.

We have delivered strong performance under our existing leadership structure. Mondelēz International has delivered strong results for our shareholders under Mr. Van de Put's leadership as Chairman and Chief Executive Officer, even throughout the unprecedented challenges of the COVID-19 pandemic. Since the launch of our strategy in 2018, we have delivered strong total shareholder returns, outpacing most of our peers, and we have made sustained progress against our ESG goals. During this time the Board has also benefited from the guidance of independent Lead Directors with experience as executives at the highest levels in their respective organizations, all of whom brought strong independent leadership and oversight to the Board.

In summary, our Board should retain the flexibility to select the leadership structure that is best suited to meet the needs of the Company and its shareholders at any given time. Adopting a rigid policy as requested by this proposal would impair the Board's ability to structure its leadership in the manner it believes most effectively serves Company and shareholder interests. The proposal is unnecessary due to our strong governance practices, including our robust and independent Lead Director role.

> ✗ **THE BOARD RECOMMENDS THAT YOU VOTE <u>AGAINST</u> THIS SHAREHOLDER PROPOSAL.**



OTHER MATTERS THAT MAY BE PRESENTED AT THE ANNUAL MEETING

Other than Items 1 through 5, we do not expect any matters to be presented for action at the Annual Meeting. The requirements for shareholders to properly submit proposals and nominations at the Annual Meeting were described in the proxy statement for the 2021 Annual Meeting of shareholders. (They are similar to those described below under "2023 Annual Meeting of Shareholders.") The Chairman of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.

If any other matters properly come before the Annual Meeting, your proxy gives authority to the designated proxies to vote on such matters in accordance with their best judgment.

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING AND VOTING

➡ Voting Instructions to Proxies

At the Annual Meeting, the individuals named as proxies on each shareholder's proxy card will vote the shares represented by the proxy card FOR or AGAINST or ABSTAIN from voting with respect to each of the nominees listed in Item 1 and with respect to Items 2, 3, 4 and 5, as indicated in the shareholder's voting instructions. If a properly executed proxy card does not include voting instructions, proxies will vote FOR each of the director nominees listed in Item 1, FOR Items 2 and 3, AGAINST Items 4 and 5 and in their discretion upon such other business as properly comes before the meeting.

➡ Attending and Voting at the Annual Meeting

The Annual Meeting will be a virtual meeting of shareholders. All shareholders of record as of March 14, 2022 may attend, vote and submit questions during the Annual Meeting by visiting *www.virtualshareholdermeeting.com/MDLZ2022* and using the 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card or VIF. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest but you will not be able to submit questions. See Question 12 on page 121 and Question 21 on page 123 for detailed information. If you do not have a control number, you will be able to log in as a guest. To access the Annual Meeting visit *www.virtualshareholdermeeting.com/MDLZ2022* and register as a guest. If you log in as a guest, you will not be able to vote or submit questions during the Annual Meeting.

➡ Asking Questions During the Annual Meeting

An online portal is available to shareholders of record as of March 14, 2022, at *www.proxyvote.com* where you can view and download our proxy materials and 2021 Form 10-K and vote your shares. On the day of and during the Annual Meeting, you can view our agenda and meeting procedures and submit questions on *www.virtualshareholdermeeting.com/MDLZ2022*. Shareholders must have their 16-digit control number to submit questions. Shareholders will have an opportunity to raise questions about the items of business for the meeting. In addition, after the business portion of the Annual Meeting concludes and the meeting is adjourned, shareholders will have another opportunity to raise questions of a more general nature. We intend to answer all questions submitted during the Annual Meeting that are pertinent to the Company and the items being voted on by shareholders, as time permits and in accordance with our meeting procedures. Answers to questions not addressed during the Annual Meeting will be posted following the meeting on the investor relations section of our website. Questions and answers will be grouped by topic and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources and address all shareholder questions, we will respond to no more than three questions from any single shareholder.

➡ Frequently Asked Questions About the Annual Meeting and Voting

1. When and where is the Annual Meeting?

The Board has determined we will hold a virtual Annual Meeting conducted via webcast. We will hold the Annual Meeting at 9:00 a.m. CDT on May 18, 2022. Shareholders may attend, vote and submit questions by visiting *www.virtualshareholdermeeting.com/MDLZ2022* and using the 16-digit control number shown on your Notice, Proxy card or VIF.

2. Who is entitled to vote at the Annual Meeting?

The Board established March 14, 2022, as the record date (the "Record Date") for the Annual Meeting. Each shareholder (registered or beneficial) who held shares of Common Stock at the close of business on the Record Date is entitled to receive notice of the Annual Meeting, to attend the Annual Meeting and to vote on all matters that properly come before the Annual Meeting.

At the close of business on the Record Date 1,383,111,404 shares of Common Stock were outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

3. Why did I receive these proxy materials?

You received these proxy materials because as of the Record Date, you directly or indirectly held, and had the right to vote, shares of Common Stock. In connection with the Board's solicitation of proxies to be voted at the Annual Meeting, we are providing shareholders entitled to vote at the Annual Meeting with this Proxy Statement, the 2021 Form 10-K and a proxy card or VIF. We are providing your proxy card or VIF in the form of a paper card or a unique control number that allows you to give your proxy voting instructions online or by phone. We refer to these materials collectively as the "proxy materials." These materials provide important information about Mondelēz International and describe the voting procedures and the matters to be voted on at the Annual Meeting.

4. What is the difference between registered shareholders and beneficial shareholders?

Shareholders who hold Mondelēz International stock directly with our stock registrar and transfer agent, EQ Shareowner Services, are *registered shareholders*. If you are a registered shareholder, the proxy distributors will send the proxy materials directly to you, and your vote instructs the proxies how to vote your shares.

Shareholders who hold stock indirectly through an account with an institutional or other nominee holder of stock, such as a broker or bank, are referred to as *beneficial shareholders* or shareholders "in street name." If you are a beneficial shareholder, your broker, bank or other nominee delivers the proxy materials to you, and your vote instructs your nominee how to vote your shares; your nominee in turn instructs the proxies how to vote your shares.

If you hold your shares *beneficially in an employee benefit plan*, your shares are voted by the trustee of the plan per your instructions. If you do not give instructions, your shares will be voted in accordance with the plan's governing documents and applicable law.

5. How is Mondelēz International distributing proxy materials?

We are furnishing proxy materials to our shareholders primarily via "Notice and Access" delivery. On or about April 6, 2022, we mailed to our shareholders (other than those who previously requested email or paper delivery) the Notice containing instructions on how to access the proxy materials electronically.

If you receive the Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you on how to access the proxy materials and vote by going to a secure website. However, if you received the Notice by mail and would like to receive paper copies of the proxy materials in the mail on a one-time or ongoing basis, or if you would like to receive an electronic copy of the proxy materials by email on a one-time or ongoing basis, follow the instructions in the Notice for making such a request.

The Notice is not a proxy card. You cannot use it to vote your shares.

6. How may I request printed copies of the proxy materials?

We will send printed, paper copies of proxy materials, including the 2021 Form 10-K, free of charge to any shareholder who requests copies in writing to: Investor Relations, Mondelēz International, Inc., 905 West Fulton Market, Suite 200, Chicago, Illinois 60607.

Shareholders may also request copies of these materials using one of the following methods:

- **By telephone:** Call free of charge 1-800-579-1639 in the United States and Canada.
- **Via the Internet:** Access the Internet and go to *www.proxyvote.com* and follow the instructions to log in and order copies. You can select from the following:
  - your preference to receive (a) printed materials via mail or (b) an e-mail with links to the electronic materials; and
  - if you would like your election to apply to the delivery of materials for all future meetings.
- **Via e-mail:** Please send a blank e-mail to *sendmaterial@proxyvote.com* with the control number that is printed in the box marked by the arrow in the subject line.

These materials are also available at *http://materials.proxyvote.com/609207*.

7. I am a participant in the Altria Deferred Profit Sharing Plan for Hourly Employees, the Altria Deferred Profit Sharing Plan for Salaried Employees, the Philip Morris International Deferred Profit-Sharing Plan or the Miller Coors LLC Employees Retirement & Savings Plan and have investments in the Mondelēz International Stock Fund(s). Can I vote? If so, how do I vote?

Yes, you are entitled to vote. Your proxy card or control number for voting electronically includes all shares allocated to your Mondelēz International Stock Fund account(s). With regard to each plan in which you hold the stock, your vote directs the plan trustee how to vote the shares allocated to you.

In order to direct the plan trustee how to vote the shares held in your Mondelēz International Stock Fund account(s), you must vote these plan shares (whether by Internet, QR barcode, telephone or mailed proxy card) by 11:59 p.m. EDT on May 13, 2022. If the trustee(s) does not receive your voting instructions or proxy card by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which the trustee timely received voting instructions, unless doing so would be contrary to the Employee Retirement Income Security Act of 1974. Please follow the instructions for registered shareholders described in Question 12 below to cast your vote. Note that although you may attend the Annual Meeting online, you may not vote shares held in your Mondelēz International Stock Fund account(s) at the Annual Meeting.

8. How do I vote if I participate in Mondelēz International's Direct Purchase Plan?

If you hold shares in the Direct Purchase Plan, follow the instructions for registered shareholders described in Question 12 below to vote your shares. When you vote those shares, you will be voting all the shares you hold at our transfer agent as a registered shareholder. If you do not vote your shares, they will not be voted. **PLEASE VOTE.**

9. **I hold CREST Depository Interests ("CDIs") that represent entitlements to shares of Common Stock as a result of Mondelēz International's acquisition of Cadbury in 2010. Can I vote the shares of Common Stock underlying my CDIs? If so, how do I vote?**

Computershare Investor Services Plc ("Computershare") will send all CREST Participants (including nominee companies and sponsored individuals) that hold CDIs a notice and Form of Proxy that allow these participants to vote prior to the Annual Meeting. If you hold your CDIs in CREST, you can vote the underlying shares by completing and sending the Form of Proxy to the Voting Agent, Computershare, or via CREST as detailed on the Form of Proxy. Computershare must receive your vote by 3:00 p.m. London time on May 13, 2022. Computershare will then notify the Registrar of the vote for the underlying shares and your vote will be included in the final tally for the Annual Meeting. If you wish to attend the meeting and/or vote at the Annual Meeting, you must notify the Depository 48 hours prior to the Annual Meeting in writing or email at *csnditeam@computershare.co.uk* who will issue you a 16-digit pin number for the meeting.

If Computershare holds your CDIs on your behalf within Mondelēz International Corporate Sponsored Nominee Service, Computershare, as the international nominee for your CDIs, will send you a notice and Form of Direction. You may direct Computershare how to vote your underlying shares online or by returning your Form of Direction according to the instructions in the notice and Form of Direction by 3:00 p.m. London time on May 12, 2022. Computershare will then arrange to vote your underlying shares according to your instructions. If you wish to attend or vote at the Annual Meeting, please inform Computershare 48 hours prior to the meeting, they will provide you with a letter of representation with respect to your CDI holding that will contain the 16-digit pin number that will enable you to attend, submit a question or vote your underlying shares at the Annual Meeting on Computershare's behalf. You can notify Computershare by emailing them at *csnditeam@computershare.co.uk* or by calling the helpline on 0344 472 6005.

If another international nominee holds your CDIs on your behalf, your nominee may have its own arrangements in place to provide you with a separate notice of the Annual Meeting and proxy voting card with respect to your underlying shares. In that case, please follow your nominee's voting instructions to direct your nominee how to vote your underlying shares. Please vote by the deadline stated on the nominee's notice and proxy voting card.

If you hold CDIs and have questions about voting your shares of Common Stock underlying your CDIs, please contact Computershare at +44 (0)344 472 6005.

10. **May I change or revoke my vote?**

Yes.

If you are a *registered shareholder*, any subsequent vote you cast will replace your earlier vote. This applies whether you vote by mailing a proxy card or via QR barcode, telephone or the Internet. You may also revoke an earlier vote by voting in person or online at the Annual Meeting prior to the closing of the polls. Alternatively, you may revoke your proxy by submitting a written revocation to the Corporate Secretary at Mondelēz International, Inc., 905 West Fulton Market, Suite 200, Chicago, Illinois 60607.

If you are a *beneficial shareholder*, you must contact your broker, bank or other nominee for specific instructions on how to change or revoke your vote.

11. **What is the quorum requirement for the Annual Meeting?**

We need a quorum of shareholders to validly hold the Annual Meeting. A quorum will be present if a majority of the outstanding shares of Common Stock entitled to vote as of the Record Date is represented at the Annual Meeting, either online or by proxy.

Abstentions and broker non-votes (described in Question 15 below) will be counted for the purpose of determining whether a quorum is present for the Annual Meeting.

12. How do I vote my shares?

If you are a *registered shareholder*, you may vote any of these four ways:

- online before the Annual Meeting at *www.proxyvote.com* or scan the QR barcode provided (control number is required). The Internet voting system will be available 24 hours a day until 11:59 p.m. EDT on May 17, 2022;

- by telephone, if you are located within the United States and Canada. Call 1-800-690-6903 (toll-free) from a touch-tone telephone. The telephone voting system will be available 24 hours a day until 11:59 p.m. EDT on May 17, 2022;

- by returning a properly executed proxy card. We must receive your proxy card before the polls close at the Annual Meeting on May 18, 2022; or

- online during the Annual Meeting through the online portal hosting the virtual Annual Meeting. Please log in to *www.virtualshareholdermeeting.com/MDLZ2022* using the 16-digit control number that is shown on your Notice or proxy card.

If you are a *beneficial shareholder*, you may vote any of these four ways:

- online before the Annual Meeting at *www.proxyvote.com* or scan the QR barcode provided (control number is required). The Internet voting system will be available 24 hours a day until 11:59 p.m. EDT on May 17, 2022 (May 13, 2022 for plan participants);

- by telephone, if you are located within the United States and Canada call 1-800-454-8683 (toll-free) or by the "vote-by-phone" number indicated on your VIF as instructed by your bank or broker;

- by returning a properly executed VIF by mail specified by your broker, bank or other nominee; or

- online during the Annual Meeting through the online portal hosting the virtual Annual Meeting. Please log in to *www.virtualshareholdermeeting.com/MDLZ2022* using the 16-digit control number that is shown on your Notice, your VIF or your power of attorney issued by your bank or broker.

13. What vote is needed to elect directors?

To be elected in an uncontested election such as at this Annual Meeting, a director nominee must receive a majority of the votes cast – i.e., more votes FOR than AGAINST. Abstentions and broker non-votes (described in Question 15 below) are not considered as votes cast and will have no effect on the vote outcome for these matters.

In an uncontested election, if an incumbent director nominated for re-election receives a greater number of votes AGAINST than votes FOR, the director must tender his or her resignation to the Governance Committee for its consideration following certification of the election results. The Governance Committee then will recommend to the Board whether to accept the resignation. The director will continue to serve until the Board decides whether to accept the resignation but will not participate in the committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board considers all factors it deems relevant to the Company's best interests and will publicly disclose its decision and rationale within 90 days after certification of the election results. If the Board does not accept the director's resignation, the director will continue to serve until the next annual meeting of shareholders or until the director's successor is duly elected and qualified.

14. What vote is needed to approve the other proposals?

Approval of each of Item 2 (Advisory Vote to Approve Executive Compensation), Item 3 (Ratification of the Selection of the Independent Registered Public Accountants) and Items 4 and 5 (Shareholder Proposals) also require a majority of votes cast – i.e., more votes FOR than AGAINST. Abstentions and broker non-votes (described in Question 15 below) are not considered as votes cast and will have no effect on the vote outcome for Items 2, 4 and 5. There should not be any broker non-votes with respect to Item 3 (as explained in Question 15 below).

15. What are broker non-votes?

If you are a beneficial shareholder, your vote instructs your broker, bank or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank or other nominee, your nominee has discretion to vote your shares only on matters classified as "routine" under stock exchange rules. The ratification of the selection of the independent registered public accountants (Item 3) is the only item on the agenda for the Annual Meeting that is considered routine. If you do not provide voting instructions to your broker or other nominee, your nominee may vote your shares only on Item 3. In that case, your shares will count toward the quorum for the Annual Meeting and be voted on Item 3, but they will not be voted on Items 1, 2, 4 and 5 and any other matters that may come to vote at the Annual Meeting, resulting in "broker non-votes."

16. Who bears the cost of soliciting votes for the Annual Meeting?

The Company bears the cost of soliciting your vote. The Company's directors, officers or employees may solicit proxies or votes in person, by telephone or by electronic communication. They will not receive any additional compensation for these solicitation activities.

The Company will enlist the help of banks, brokers and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial shareholders) and reimburse those firms for related out-of-pocket expenses. We retained Morrow Sodali LLC to aid in soliciting votes for the Annual Meeting for a fee not to exceed $30,000 plus reasonable expenses.

17. What is Householding?

We have adopted procedures that allow us to deliver proxy materials more cost effectively. If you are a beneficial shareholder and you and other residents at your mailing address share the same last name and also own shares of Common Stock in an account at the same broker, bank or other nominee, your nominee delivered a single Notice or set of proxy materials to your address, unless you provided contrary instructions. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Shareholders participating in householding continue to receive separate proxy cards and control numbers for voting electronically.

A shareholder who received a single Notice or set of proxy materials to a shared address may request a separate copy of the Notice or proxy materials by contacting in writing Broadridge Financial Solutions, Inc., Householding Department at 51 Mercedes Way, Edgewood, New York, 11717, or calling 1-866-540-7095. We will deliver promptly a separate copy of the Notice or proxy materials to a shareholder at a shared address to which a single copy was delivered, if requested. If you would like to opt out of householding for future deliveries of proxy materials, please contact your broker, bank or other nominee.

Beneficial shareholders who share an address and receive multiple copies of the proxy materials but want to receive only a single copy of these materials in the future should contact their broker, bank or other nominee and make this request.

If you are a *registered shareholder* or hold your shares in an employee benefit plan, we sent you and each registered or plan shareholder at your address separate Notices or sets of proxy materials.

18. Are my votes confidential?

Yes. Your votes will not be disclosed to our directors, officers or employees except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against us;

- in the case of a contested proxy solicitation;

- if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or

- as necessary to allow the inspector of election to certify the results.

19. Who counts the votes and certifies the voting results?

Broadridge Financial Solutions will receive and tabulate the proxies. Representatives of Hagberg Associates LLC will act as the inspectors of election and will certify the results.

20. How do I find out the voting results?

We expect to announce preliminary voting results at the Annual Meeting. We will disclose final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 24, 2022. The Form 8-K will be available at *http://ir.mondelezinternational.com/sec.cfm* and on the SEC's website at *www.sec.gov*.

21. What do I need to do if I want to attend the Annual Meeting?

The Annual Meeting will be a virtual meeting of shareholders. All shareholders of record as of March 14, 2022 may attend, vote and submit questions by visiting *www.virtualshareholdermeeting.com/MDLZ2022* and using the 16-digit control number that is shown on your Notice, proxy card or VIF. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest but you will not be able to submit questions.

22. May I raise questions at the Annual Meeting?

Yes. Shareholders will have the opportunity to ask questions or make comments related to the matters being voted on. They may submit questions via *www.virtualshareholdermeeting.com/MDLZ2022*. Shareholders must have their 16-digit control number to submit questions via the online portal. In addition, after the business portion of the Annual Meeting concludes and the meeting is adjourned, shareholders will have another opportunity to raise questions of a more general nature. We intend to answer during the Annual Meeting all questions that are pertinent to the Company and the items being voted on by shareholders, as time permits and in accordance with our meeting procedures. Answers to questions not addressed during the Annual Meeting will be posted following the meeting on the investor relations section of our website. Questions and answers will be grouped by topic and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources and address all shareholder questions, we will respond to no more than three questions from any single shareholder. Questions that are irrelevant to our business or the conduct of our operations, related to pending or threatened litigation, derogatory, not in good taste, related to personal grievances or otherwise inappropriate will not be addressed.

2023 ANNUAL MEETING OF SHAREHOLDERS

We currently anticipate holding the 2023 Annual Meeting of Shareholders on approximately the same date as this year's Annual Meeting.

➡ Shareholder Nominations and Proposals for the 2023 Annual Meeting

Shareholders should mail all nominations and proposals to the Corporate Secretary at Mondelēz International, Inc., 905 West Fulton Market, Suite 200, Chicago, Illinois 60607.

You may obtain a copy of the By-Laws from the Corporate Secretary (please make a written request to the same address) or by visiting *www.mondelezinternational.com/investors/corporate-governance*.

Shareholder Nominations of a Candidate for Election as a Director or Shareholder Proposal of Business for Consideration at an Annual Meeting of Shareholders (not for inclusion in the Company's 2023 proxy materials)
Under the By-Laws, a shareholder may nominate a candidate for election as a director or propose business for consideration at an annual meeting of shareholders (but, in either case, not for inclusion in the proxy materials) by delivering written notice that contains certain required information to the Corporate Secretary and otherwise complying with other requirements included in our By-Laws. To be considered at the 2023 Annual Meeting of Shareholders, the Corporate Secretary must receive a shareholder's written notice of nomination or proposal between December 19, 2022 and January 18, 2023. If we change the date of an annual meeting by more than 30 days from the date of the previous year's annual meeting, then we must receive this written notice no later than 60 days before the date of the annual meeting.

In addition to satisfying the deadlines in the advance notice provisions of our bylaws, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to the Corporate Secretary no later than March 19, 2023.

Shareholder Director Candidates for Possible Inclusion in the Company's 2023 Proxy Materials ("Proxy Access")
The By-Laws provide for proxy access. One or more shareholders may nominate and include in the 2023 proxy materials director nominees provided that the shareholder(s) and the nominee(s) satisfy the terms, conditions and requirements specified in the By-Laws. The key parameters are:

• *Minimum Ownership Threshold*: the nominating shareholder(s) must own 3% or more of the outstanding Common Stock;

• *Ownership Duration*: such Common Stock must have been held continuously for at least three years;

• *Nominating Group Size*: a nominating shareholder group cannot consist of more than 20 shareholders; and

• *Number of Nominees*: appropriate shareholders may nominate the greater of 20% of the Board or 2 nominees

To be included in the proxy materials for the 2023 Annual Meeting of Shareholders, the Corporate Secretary must receive the required written notice and required information specified in the By-Laws on or before December 7, 2022.

Mondelēz,
International

Shareholder Proposals for Possible Inclusion in the Company's 2023 Proxy Materials

Under SEC Rule 14a-8, a shareholder may submit a proposal for possible inclusion in the 2022 proxy materials for an annual meeting of shareholders. The Corporate Secretary must receive the proposal and other required information at our principal executive offices not later than 120 calendar days before the one-year anniversary date of the proxy statement's release for the previous year's annual meeting. Accordingly, to be considered for inclusion in the proxy materials for the 2023 Annual Meeting of Shareholders, the Corporate Secretary must receive a shareholder's submission of a proposal on or before the close of business on December 7, 2022.

Ellen M. Smith
Senior Vice President & Chief Counsel,
Chief Compliance Officer & Corporate Secretary

ANNEX A: FINANCIAL MEASURES DEFINITIONS

We report our financial results in accordance with U.S. GAAP. However, we use non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. Therefore, we also base financial targets for our AIP and PSUs on non-GAAP and other financial measures. The chart below defines each measure and describes the adjustments to the related GAAP measure (if applicable), modifications to our non-GAAP measures for purposes of our compensation targets and our reasons for using these measures. (See our 2021 Form 10-K for additional information on our non-GAAP financial measures and definitions of terms used in the Definitions column below.)

Measures	Definitions (Including Adjustment to GAAP Measure)	Modifications	Rationale
Organic Volume Growth (AIP)	Organic Volume is defined as volume excluding the impacts of: • acquisitions; and • divestitures[1].		Reflects the volume growth rates for our base business by eliminating the impact of certain disclosed one-time factors, facilitating comparisons to prior year(s).
Organic Net Revenue Growth (AIP and PSUs)	Organic Net Revenue is defined as net revenues excluding the impacts of: • acquisitions; • divestitures[1]; and • currency rate fluctuations (calculated based on prior year rates)[2].	*Organic Net Revenue Growth*: Actual results calculated based on the definition of Organic Net Revenue Growth used for each year of the three-year performance cycle.	Reflects the revenue growth rates for our base business by eliminating the impact of certain disclosed one-time factors, facilitating comparisons to prior year(s).
Defined Gross Profit Dollars (AIP)	Adjusted Gross Profit is defined as gross profit excluding the impacts of: • the Simplify to Grow Program[3]; • acquisition integration costs; • divestiture-related costs; • operating results from divestitures[1]; and • mark-to-market impacts from commodity, forecasted currency and equity method investment transaction derivative contracts[5].	*Defined Gross Profit Dollars*: Defined as Adjusted Gross Profit Dollars calculated at currency exchange rates utilized in our internal financial planning for 2021.	Indicator of overall business trends and performance, based on what business leaders can control.

Measures	Definitions (Including Adjustment to GAAP Measure)	Modifications	Rationale
Defined Operating Income (AIP)	Adjusted Operating Income is defined as operating income excluding the impacts of: • the Simplify to Grow Program[3]; • gains or losses (including non-cash impairment charges) on goodwill and intangible assets; • divestiture[1] or acquisition gains or losses, divestiture-related costs[1], acquisition-related costs, and acquisition integration costs and contingent consideration adjustments; • operating income from divestitures[1]; • remeasurement of net monetary position[4]; • mark-to-market impacts from commodity, forecasted currency and equity method investment transaction derivative contracts[5]; • impact from resolution of tax matters[6]; • CEO transition remuneration[7]; • impact from pension participation changes[8]; • initial impacts from enacted tax law changes[9]; and • costs associated with JDE Peet's transaction.	*Defined Operating Income*: Defined as Adjusted Operating Income calculated at currency exchange rates utilized in our internal financial planning for 2021.	Indicator of overall business trends and performance, based on what business leaders can control.
Adjusted EPS (PSUs)	Adjusted EPS is defined as diluted EPS attributable to Mondelēz International from continuing operations excluding the impacts of: • the Simplify to Grow Program[3]; • gains or losses (including non-cash impairment charges) on goodwill and intangible assets; • divestiture[1] or acquisition gains or losses, divestiture-related costs[1], acquisition-related costs, and acquisition integration costs and contingent consideration adjustments; • net earnings from divestitures[1]; • remeasurement of net monetary position[4]; • mark-to-market impacts from commodity, forecasted currency and equity method investment transaction derivative contracts[5]; • impact from resolution of tax matters[6]; • CEO transition remuneration[7]; • impact from pension participation changes[8]; • costs associated with JDE Peet's transaction; • losses on debt extinguishment and related expenses;	*Adjusted EPS:* Actual results calculated based on the definition of Adjusted EPS used for each year of the three-year performance cycle.	Indicator of overall business trends and performance, based on what business leaders can control.

Measures	Definitions (Including Adjustment to GAAP Measure)	Modifications	Rationale
	• gains or losses on interest rate swaps no longer designated as accounting cash flow hedges due to changed financing and hedging plans; • gains or losses on equity method investment transactions; • initial impacts from enacted tax law changes[9]; • And within Adjusted EPS: • equity method investment earnings exclude our proportionate share of our investees' significant operating and non-operating items[10].		
Free Cash Flow (AIP)	Free Cash Flow is defined as Net Cash Provided By Operating Activities less capital expenditures.		Reflects financial liquidity, working capital efficiency and financial health.

(1) Divestitures include completed sales of businesses (including the partial or full sale of an equity method investment) and the exits of major product lines upon completion of a sale or licensing agreement. As we record our share of KDP and JDE Peet's ongoing earnings on a one-quarter lag basis, any KDP or JDE Peet's ownership reductions are reflected as divestitures within our non-GAAP results the following quarter. During the third quarter of 2021, we began to exclude the impact of certain adjustments made to our acquisition contingent consideration liabilities that were recorded as of the date of the acquisition. We made this adjustment to better facilitate comparisons of our underlying operating performance across periods. See Note 2, Acquisitions and Divestitures, and Note 7, Equity Method Investments, in our 2021 Form 10-K for more information.

(2) Constant currency operating results are calculated by dividing or multiplying, as appropriate, the current-period local currency operating results by the currency exchange rates used to translate the financial statements in the comparable prior-year period to determine what the current-period U.S. dollar operating results would have been if the currency exchange rate had not changed from the comparable prior-year period.

(3) Non-GAAP adjustments related to the Simplify to Grow Program reflect costs incurred that relate to the objectives of our program to transform our supply chain network and organizational structure. Costs that do not meet the program objectives are not reflected in the non-GAAP adjustments.

(4) During the third quarter of 2018, as we began to apply highly inflationary accounting for Argentina, we excluded the remeasurement gains or losses related to remeasuring net monetary assets or liabilities in Argentina to be consistent with our prior accounting for these remeasurement gains or losses for Venezuela when it was subject to highly inflationary accounting prior to 2016. See Note 1, Summary of Significant Accounting Policies, in our 2021 Form 10-K for more information.

(5) We exclude unrealized gains and losses (mark-to-market impacts) from outstanding commodity and forecasted currency and equity method investment transaction derivatives from our non-GAAP earnings measures. The mark-to-market impacts of commodity and currency transaction derivatives are excluded until such time that the related exposures impact our operating results. Since we purchase commodity and forecasted currency transaction contracts to mitigate price volatility primarily for inventory requirements in future periods, we made this adjustment to remove the volatility of these future inventory purchases on current operating results to facilitate comparisons of our underlying operating performance across periods. We exclude equity method investment derivative contract settlements as they represent protection of value for future divestitures.

(6) See Note 14, Commitments and Contingencies – Tax Matters, in our 2021 Form 10-K for more information.

(7) On November 20, 2017, Dirk Van de Put succeeded Irene Rosenfeld as CEO of Mondelēz International in advance of her retirement at the end of March 2018. In order to incent Mr. Van de Put to join us, we provided him compensation with a total combined target value of $42.5 million to make him whole for incentive awards he forfeited or grants that were not made to him when he left his former employer. The compensation we granted took the form of cash, deferred stock units, PSUs and stock options. In connection with Irene Rosenfeld's retirement, we made her outstanding grants of PSUs for the 2016-2018 and 2017-2019 performance cycles eligible for continued vesting and approved a $0.5 million salary for her service as Chairman from January through March 2018. We refer to these elements of Mr. Van de Put's and Ms. Rosenfeld's compensation arrangements together as "CEO transition remuneration." We are excluding amounts we expense as CEO transition remuneration from our non-GAAP results because those amounts are not part of our regular compensation program and are incremental to amounts we would have incurred as ongoing CEO compensation. As a result, in 2017, we excluded amounts expensed for the cash payment to Mr. Van de Put and partial vesting of his equity grants. In 2018, we excluded amounts paid for Ms. Rosenfeld's service as Chairman and partial vesting of Mr. Van de Put's and Ms. Rosenfeld's equity grants. In 2019, we excluded amounts related to the partial vesting of Mr. Van de Put's equity grants. During the first quarter of 2020, Mr. Van de Put's equity grants became fully vested.

(8) The impact from pension participation changes represents the charges incurred when employee groups are withdrawn from multiemployer pension plans and other changes in employee group pension plan participation. We exclude these charges from our non–GAAP results because those amounts do not reflect our ongoing pension obligations. See Note 11, Benefit Plans, in our 2021 Form 10-K for more information.

(9) We have excluded the initial impacts form enacted tax law changes. Initial impacts includes items such as the remeasurement of deferred tax balances and the transition tax from the 2017 U.S. tax reform. Previously, we only excluded the initial impacts from more material tax reforms, specifically the impacts of the 2019 Swiss tax reform and the 2017 U.S. tax reform. We exclude initial impacts from enacted tax law changes from our Adjusted EPS as they do not reflect our ongoing tax obligations under the enacted tax law changes. Refer to Note 16, Income Taxes, in our 2021 Form 10-K for more information.

(10) We have excluded our proportionate share of our equity method investees' significant operating and non-operating items such as acquisition and divestiture related costs, restructuring program costs and discrete U.S. tax reform impacts, in order to provide investors with a comparable view of our performance across periods. Although we have shareholder rights and board representation commensurate with our ownership interests in our equity method investees and review the underlying operating results and unusual or infrequent items with them each reporting period, we do not have direct control over their operations or resulting revenue and expenses. Our use of equity method investment net earnings on an adjusted basis is not intended to imply that we have any such control. Our GAAP "diluted EPS attributable to Mondelēz International from continuing operations" includes all of the investees' significant operating and non-operating items.

⮕ GAAP to Non-GAAP Reconciliations

Net Revenues to Organic Net Revenue (in millions of U.S. dollars) (Unaudited)	Mondelēz International
For the Twelve Months Ended December 31, 2021	
Reported (GAAP)	**$ 28,720**
Currency	(462)
Acquisitions[1]	(254)
Divestitures[1]	(35)
Organic (Non-GAAP)	**$ 27,969**
For the Twelve Months Ended December 31, 2020	
Reported (GAAP)	**$ 26,581**
Divestitures	-
Organic (Non-GAAP)	**$ 26,581**
% Change	
Reported (GAAP)	**8.0%**
Organic (Non-GAAP)	**5.2%**

(1) Refer to Note 2, *Acquisitions and Divestitures*, to the consolidated financial statements in the 2021 Form 10-K for more information on the April 1, 2021 acquisition of Gourmet Food; March 25, 2021 acquisition of a majority interest in Grenade; January 4, 2021 acquisition of the remaining 93% equity interest in Hu; and April 1, 2020 acquisition of a significant majority interest in Give & Go.

ANNEX A: FINANCIAL MEASURES DEFINITIONS
GAAP to Non-GAAP Reconciliations

Gross Profit to Adjusted Gross Profit (in millions of U.S. dollars) (Unaudited)	For the Twelve Months Ended December 31,			
	2021	**2020**	**$ Change**	**% Change**
Reported (GAAP)	**$ 11,254**	**$10,446**	**$ 808**	**7.7%**
Simplify to Grow Program[1]	114	90	24	
Mark-to-market (gains)/losses from derivatives[2]	(279)	(16)	(263)	
Acquisition integration costs and contingent consideration adjustments[3]	1	1	-	
Operating results from divestitures[3]	(5)	-	(5)	
Impact from pension participation changes[4]	20	-	20	
Other/Rounding	1	-	1	
Adjusted (Non-GAAP)	**$ 11,106**	**$ 10,521**	**$ 585**	**5.6%**
Impact of unfavorable currency	(209)	–	(209)	
Adjusted @ Constant FX (Non-GAAP)	**$10,897**	**$ 10,521**	**$ 376**	**3.6%**

(1) Refer to Note 8, *Restructuring Program*, to the consolidated financial statements in the 2021 Form 10-K for more information.

(2) Refer to Note 10, *Financial Instruments*, and Note 18, *Segment Reporting*, to the consolidated financial statements in the 2021 Form 10-K for more information on the unrealized gains and losses on commodity and forecasted currency transaction derivatives.

(3) Refer to Note 2, *Acquisitions and Divestitures*, to the consolidated financial statements in the 2021 Form 10-K for more information on acquisitions and divestitures.

(4) Refer to Note 11, *Benefit Plans*, to the consolidated financial statements in the 2021 Form 10-K for more information.

Diluted EPS to Adjusted EPS[1] (Unaudited)	For the Twelve Months Ended December 31,			
	2021	**2020**	**$ Change**	**% Change**
Diluted EPS attributable to Mondelēz International (GAAP)	**$ 3.04**	**$ 2.47**	**$ 0.57**	**23.1%**
Simplify to Grow Program[2]	0.17	0.20	(0.03)	
Intangible asset impairment charges[3]	0.02	0.08	(0.06)	
Mark-to-market (gains)/losses from derivatives[2]	(0.17)	(0.01)	(0.16)	
Acquisition integration costs and contingent consideration adjustments[2]	(0.02)	-	(0.02)	
Acquisition-related costs[2]	0.01	0.01	-	
Divestiture-related costs[2]	0.01	-	0.01	
Net earnings from divestitures[2]	(0.02)	(0.07)	0.05	
Costs associated with JDE Peet's transaction[4]	-	0.20	(0.20)	
Remeasurement of net monetary position[5]	0.01	0.01	-	
Impact from pension participation changes[2]	0.02	0.01	0.01	
Impact from resolution of tax matters[6]	-	(0.02)	0.02	
Loss related to interest rate swaps[7]	-	0.05	(0.05)	
Loss on debt extinguishment and related expenses[8]	0.07	0.10	(0.03)	
Initial impacts from enacted tax law changes[9]	0.07	0.02	0.05	
(Gain)/loss on equity method investment transactions[4]	(0.39)	(0.55)	0.16	
Equity method investee items[10]	0.05	0.06	(0.01)	
Adjusted EPS (Non-GAAP)	**$ 2.87**	**$ 2.56**	**$ 0.31**	**12.1%**
Impact of unfavorable currency	(0.08)	–	(0.08)	
Adjusted EPS @ Constant FX (Non-GAAP)	**$ 2.79**	**$ 2.56**	**$ 0.23**	**9.0%**

Mondelēz International

(1) The tax expense/(benefit) of each of the pre-tax items excluded from our GAAP results was computed based on the facts and tax assumptions associated with each item, and such impacts have also been excluded from Adjusted EPS.

- For the year ended December 31, 2021, taxes for the: Simplify to Grow Program were $(83) million, intangible asset impairment charges were $(8) million, mark-to-market gains from derivatives were $44 million, acquisition-related costs were $(4) million, acquisition integration costs and contingent consideration adjustments were $12 million, divestiture-related costs were $(8) million, net earnings from divestiture were $9 million, remeasurement of net monetary position were zero, impact from pension participation changes were $(8) million, loss on debt extinguishment were $(34) million, initial impacts from enacted tax law changes were $100 million, gain on equity method investment transactions were $184 million and equity method investee items were $(4) million.

- For the year ended December 31, 2020, taxes for the: Simplify to Grow Program were $(81) million, intangible asset impairment charges were $(33) million, mark-to-market gains from derivatives were $8 million, acquisition-related costs were zero, net earnings from divestiture were $26 million, costs associated with JDE Peet's transaction were $250 million, remeasurement of net monetary position were zero, impact from pension participation changes were $(2) million, impact from resolution of tax matters were $16 million, loss related to interest rate swaps were $(24) million, loss on debt extinguishment were $(46) million, initial impacts from enacted tax law changes were $36 million, gain on equity method investment transactions were $202 million and equity method investee items were $(4) million.

(2) See the Gross Profit table and the related footnotes for more information.

(3) Refer to Note 6, *Goodwill and Intangible Assets*, to the consolidated financial statements in the 2021 Form 10-K for more information on trademark impairments.

(4) Refer to Note 7, *Equity Method Investments*, to the consolidated financial statements in the 2021 Form 10-K for more information on our equity method investment transactions.

(5) Refer to Note 1, *Summary of Significant Accounting Policies – Currency Translation and Highly Inflationary Accounting*, to the consolidated financial statements in the 2021 Form 10-K for more information on our application of highly inflationary accounting for Argentina.

(6) Refer to Note 14, *Commitments and Contingencies,* to the consolidated financial statements in the 2021 Form 10-K for more information.

(7) Refer to Note 10, *Financial Instruments*, to the consolidated financial statements in the 2021 Form 10-K for more information on our interest rate swaps that we no longer designate as cash flow hedges.

(8) Refer to Note 9, *Debt and Borrowing Arrangements*, to the consolidated financial statements in the 2021 Form 10-K for more information on losses on debt extinguishment.

(9) Refer to Note 16, *Income Taxes*, to the consolidated financial statements in the 2021 Form 10-K for more information.

(10) Includes our proportionate share of significant operating and non-operating items recorded by our JDE Peet's and KDP equity method investees, such as acquisition and divestiture-related costs and restructuring program costs.

Net Cash Provided by Operating Activities to Free Cash Flow (in millions of U.S. dollars) (Unaudited)	For the Twelve Months Ended December 31, 2021
Net Cash Provided by Operating Activities (GAAP)	**$ 4,141**
Capital Expenditures	(965)
Free Cash Flow (Non-GAAP)	**$ 3,176**

Mondelēz International

At-A-Glance

About Snacking Made Right

Our purpose is to empower people to **snack right**. Our goal is to lead the future of snacking around the world by offering the **right snack**, for the **right moment**, made the **right way.**

Highlights of our 2025 goals

Please see Our Distinctive Approach to Environmental and Social Issues in this proxy statement for important information on our ESG goals.



Sustainable ingredients

100% cocoa volume for chocolate brands sourced through Cocoa Life by 2025



Portion control

20% of snacks net revenue from portion control snacks by 2025



Environmental impact

10% reduction in end-to-end CO2e emissions by 2025, compared to 2018 baseline



On pack communication

100% Snack Mindfully portion icon on all packs by 2025



Packaging innovation

100% designed to be recyclable by 2025



Packaging innovation

25% reduction in virgin rigid plastic by 2025, compared to 2020 baseline

Why we're different



1

Powerful global brands and local jewels
We have a rich portfolio of strong brands, both global and local.



2

Strong global presence and scale
75% of our business is outside of the United States. We have a strong presence in emerging markets, which represent 35% of our business.



3

Strong value chain
Across the globe, we have a strong value chain. We touch millions of stores and combine this with powerful manufacturing.



4

Committed people
Our people are energized for growth. We have a diverse employee community that can make things happen, and happen fast.



Mondelēz International

SNACKING MADE RIGHT

















triscuit
ORIGINAL
MADE WITH SEA SALT
BAKED WITH WHOLE GRAIN WHEAT
200 g
breakfast
belVita
cinnamon
brown sugar
natural flavor with other natural flavor
BREAKFAST BISCUITS
OREO
2 COOKIES
CHOCOLATE SANDWICH COOKIES
TOBLERONE
SWISS MILK CHOCOLATE WITH HONEY & ALMOND NOUGAT
OF SWITZERLAND
TOBLERONE

For More Information on Our Company, Purpose and Strategies Visit: www.mondelezinternational.com



FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C114687